




2023
NOTICE OF ANNUAL MEETING
OF STOCKHOLDERS & PROXY STATEMENT

Notice of Annual Meeting of Stockholders

Dear Dow Stockholder,

You are invited to attend the 2023 Annual Meeting of Stockholders of Dow Inc. (the "2023 Meeting") online at *www.virtualshareholdermeeting.com/DOW2023*.

At the 2023 Meeting, stockholders will vote on the following matters either by proxy or in person at the virtual meeting:

Election of the Directors named in the Proxy Statement

Advisory Resolution to Approve Executive Compensation

Ratification of the Appointment of Deloitte & Touche LLP as the Company's Independent Registered Public Accounting Firm for 2023

Stockholder Proposals, if properly presented

Transaction of any other business as may properly be brought before the 2023 Meeting

Meeting Date	Record Date	Meeting Time
Thursday, April 13, 2023	Wednesday, February 15, 2023	8:00 AM Eastern Time

Virtual Meeting

www.virtualshareholdermeeting.com/DOW2023

HOW TO VOTE IN ADVANCE OF THE 2023 MEETING

Your vote is important. We encourage you to vote in advance, even if you plan to attend the 2023 Meeting online. To vote online or by phone, you will need to use your 16-digit control number found on the Notice of Internet Availability of Proxy Materials, the proxy card or the voting instruction form.

 *www.proxyvote.com*

 1-800-690-6903 or the number provided on your voting instructions

 Use the postage-paid envelope provided if you received printed proxy materials

The Board of Directors of Dow Inc. (the "Board") has set the close of business on February 15, 2023, as the record date for determining stockholders who are entitled to receive notice of and to vote at the 2023 Meeting and any adjournment or postponement thereof.

As permitted by the SEC rules, proxy materials were made available via the internet. Notice regarding availability of proxy materials and instructions on how to access those materials were mailed to certain stockholders of record on or about March 3, 2023 (the "Notice of Internet Availability of Proxy Materials"). The Notice of Internet Availability of Proxy Materials included instructions on how to vote and how to request a paper copy of the proxy materials. This method of notice and access gives the Company a low-cost way to furnish stockholders with their proxy materials. If you previously chose to receive proxy materials electronically, you will continue to receive access to these materials via email unless you elect otherwise.

HOW TO ATTEND THE 2023 MEETING

You are invited to attend the 2023 Meeting online at *www.virtualshareholdermeeting.com/DOW2023*.

Dow is pleased to use the virtual meeting format to facilitate stockholder attendance, voting and questions by leveraging technology to communicate more effectively and efficiently with our stockholders. This format allows stockholders to participate fully from any location, without the cost of travel.

To participate in the 2023 Meeting, you must be a stockholder of record and log in with your 16-digit control number found on the Notice of Internet Availability of Proxy Materials, the proxy card or the voting instruction form. Whether or not you participate in the 2023 Meeting online, it is important that your shares are included in the voting process.

If you are a beneficial stockholder, please follow the instructions on the voting instruction form provided by your bank or broker or other nominee in order to participate in the 2023 Meeting. Please contact your bank or broker if you have questions about how to obtain your control number.

Interested persons who are not stockholders may also access the 2023 Meeting as guests, but will not be able to vote or ask questions during the 2023 Meeting.

HOW TO ASK QUESTIONS

Stockholders may submit questions during the 2023 Meeting using the "Ask a Question" field on the virtual meeting website.

You will need to log in with your 16-digit control number found on the Notice of Internet Availability of Proxy Materials, the proxy card or the voting instruction form to submit a question.

Time has been allocated on the agenda to respond to questions submitted during the 2023 Meeting. Questions we do not answer during the 2023 Meeting will be answered in writing and posted on the Company's website at *www.dow.com/investors*.

For more information, see the section titled "Voting and Attendance Procedures" on page vi. Please refer to the 2023 Meeting Rules of Conduct and Procedures for more information on how to vote, how to ask questions and other procedures for the 2023 Meeting. The Rules of Conduct and Procedures are available at *www.proxyvote.com* and during the 2023 Meeting at *www.virtualshareholdermeeting.com/DOW2023.*

A replay of the 2023 Meeting will be made available promptly at *www.dow.com/investors* and it will remain available for at least one year.

We encourage you to join the 2023 Meeting early. Online access will begin approximately 15 minutes before the 8:00 AM Eastern start time. If you encounter technical difficulties during the check-in or while attending the meeting, we have technicians available to help you. The technical support contact information will be posted on the 2023 Meeting login page. In the event of any technical malfunction, we expect to make an announcement on the 2023 Meeting login page. Any updated information regarding the 2023 Meeting will be posted at *www.dow.com/investors.*

Thank you for your continued support and interest in Dow.



Amy E. Wilson
General Counsel and Corporate Secretary
March 3, 2023

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS
FOR THE STOCKHOLDERS MEETING TO BE HELD ON APRIL 13, 2023

The Notice of Internet Availability of Proxy Materials, Proxy Statement
and Annual Report are available at *www.proxyvote.com.*

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Proxy Statement are "forward-looking statements" within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such statements often address expected future business and financial performance, financial condition, and other matters, and often contain words or phrases such as "anticipate," "believe," "estimate," "expect," "intend," "may," "opportunity," "outlook," "plan," "project," "seek," "should," "strategy," "target," "will," "will be," "will continue," "will likely result," "would" and similar expressions, and variations or negatives of these words or phrases.

Forward-looking statements are based on current assumptions and expectations of future events that are subject to risks, uncertainties and other factors that are beyond Dow's control, which may cause actual results to differ materially from those projected, anticipated or implied in the forward-looking statements and speak only as of the date the statements were made. These factors include, but are not limited to: sales of Dow's products; Dow's expenses, future revenues and profitability; the continuing global and regional economic impacts of the coronavirus disease 2019 ("COVID-19") pandemic and other public health-related risks and events on Dow's business; any sanctions, export restrictions, supply chain disruptions or increased economic uncertainty related to the ongoing conflict between Russia and Ukraine; capital requirements and need for and availability of financing; unexpected barriers in the development of technology, including with respect to Dow's contemplated capital and operating projects; Dow's ability to realize its commitment to carbon neutrality on the contemplated timeframe; size of the markets for Dow's products and services and ability to compete in such markets; failure to develop and market new products and optimally manage product life cycles; the rate and degree of market acceptance of Dow's products; significant litigation and environmental matters and related contingencies and unexpected expenses; the success of competing technologies that are or may become available; the ability to protect Dow's intellectual property in the United States and abroad; developments related to contemplated restructuring activities and proposed divestitures or acquisitions such as workforce reduction, manufacturing facility and/or asset closure and related exit and disposal activities, and the benefits and costs associated with each of the foregoing; fluctuations in energy and raw material prices; management of process safety and product stewardship; changes in relationships with Dow's significant customers and suppliers; changes in consumer preferences and demand; changes in laws and regulations, political conditions or industry development; global economic and capital markets conditions, such as inflation, market uncertainty, interest and currency exchange rates, and equity and commodity prices; business or supply disruptions; security threats, such as acts of sabotage, terrorism or war, including the ongoing conflict between Russia and Ukraine; weather events and natural disasters; disruptions in Dow's information technology networks and systems; and risks related to Dow's separation from DowDuPont Inc. such as Dow's obligation to indemnify DuPont de Nemours, Inc. and/or Corteva, Inc. for certain liabilities.

Where, in any forward-looking statement, an expectation or belief as to future results or events is expressed, such expectation or belief is based on the current plans and expectations of management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. A detailed discussion of principal risks and uncertainties which may cause actual results and events to differ materially from such forward-looking statements is included in the section titled "Risk Factors" contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2022 and in subsequent filings that we make with the SEC. These are not the only risks and uncertainties that Dow faces. There may be other risks and uncertainties that Dow is unable to identify at this time or that Dow does not currently expect to have a material impact on its business. If any of those risks or uncertainties develops into an actual event, it could have a material adverse effect on Dow's business. Dow Inc. and TDCC assume no obligation to update or revise publicly any forward-looking statements whether because of new information, future events, or otherwise, except as required by securities and other applicable laws.

The Company's website, reports and social media feeds are not part of or incorporated by reference into this Proxy Statement.

Table of Contents

DEFINED TERMS

Capitalized terms, not otherwise defined in this Proxy Statement, have the meaning ascribed below:

2023 Meeting	2023 Annual Meeting of Stockholders of Dow Inc.
Board	Board of Directors of Dow Inc.
CD&A	Compensation Discussion & Analysis
CEO	Chief Executive Officer
CFO	Chief Financial Officer
Committee	In the CD&A section, Compensation and Leadership Development Committee
Company	Dow Inc. and its consolidated subsidiaries
Compensation Peer Group	Peer group utilized for market comparisons, benchmarking and setting executive and non-employee Director compensation
Cumulative Cash from Operations	Cash provided by operating activities—continuing operations
Dow	Dow Inc. and its consolidated subsidiaries; all references to "we," "us," and "our" refer to the Company
EBIT	Earnings before interest and taxes
ERG	Employee Resource Group—voluntary employee-led groups that foster inclusion at Dow and in the community
Free Cash Flow	"Cash provided by operating activities—continuing operations," less capital expenditures (non-GAAP)
GAAP	U.S. Generally Recognized Accounting Principles
GHG	Greenhouse gas
GRI	Global Reporting Initiative
ID&E	Inclusion, diversity and equity
LTI	Long-term incentive
NEO	Named Executive Officer
Net-zero carbon	Scope 1 and 2 carbon dioxide emissions, including offsets from technology advancements
NYSE	New York Stock Exchange
Operating EBIT	Earnings (i.e., "Income before income taxes") before interest, excluding the impact of significant items (non-GAAP)
Operating ROC	Net operating profit after tax (excluding significant items) divided by total average capital (non-GAAP), also referred to as ROIC
Performance Award	Annual cash incentive program
PSU	Performance stock unit
Relative TSR	Percentile ranking against the Relative TSR Peer Group of stock price appreciation plus dividends paid
Relative TSR Peer Group	Peer group utilized to measure Relative TSR performance within the performance share programs
ROC	Return on capital, also referred to as ROIC
RSU	Restricted stock unit
SASB	Sustainability Accounting Standards Board
SEC	U.S. Securities and Exchange Commission
STEM	Science, Technology, Engineering and Math
TCFD	Task Force on Climate-related Financial Disclosures
TDCC	The Dow Chemical Company
TSR	Total shareholder return
Voice	Annual employee survey that measures employee experience and satisfaction as well as leader effectiveness
WEF	World Economic Forum
Zero-carbon emissions	Scope 1, 2 and 3 carbon emissions, including offsets from product benefits and technology advancements *Dow's 2050 carbon neutrality target refers to Dow's intention to achieve zero-carbon emissions by 2050*

Voting and Attendance Procedures

In this Proxy Statement, you will find information on the nominees for election to the Board and other items to be voted upon at the 2023 Meeting and any adjournment or postponement of the 2023 Meeting. The background information in this Proxy Statement has been supplied to you at the request of the Board to help you decide how to vote and to provide information on the Company's corporate governance and compensation practices. This Proxy Statement is first being distributed to stockholders on or about March 3, 2023.

VOTE YOUR SHARES

You are entitled to vote at the 2023 Meeting if you were a stockholder as of the close of business on the record date, February 15, 2023, or hold a valid proxy for the 2023 Meeting.

To vote online or by phone, you will need to use your 16-digit control number found on the Notice of Internet Availability of Proxy Materials, the proxy card or the voting instruction form to log in to *www.proxyvote.com*. You may also vote your shares online during the 2023 Meeting by using your 16-digit control number to log in to *www.virtualshareholdermeeting.com/DOW2023*.

If you received printed proxy materials, you may also vote by mail. Your shares will be voted only if the proxy card or voting instruction form is properly signed and received by the Inspector of Election prior to the 2023 Meeting.

Except as provided below with respect to shares held in The Dow Chemical Company Employees' Savings Plan, if you submit your proxy and if no specific instructions are given by you, your shares will be voted as recommended by the Board.

You may revoke or change your proxy or voting instructions at any time before the polls close at the 2023 Meeting by sending a written revocation to the Office of the Corporate Secretary at 2211 H.H. Dow Way, Midland, Michigan 48674, by submitting another proxy card or voting instruction form, or by submitting your vote online or by phone.

If you are a beneficial stockholder, please follow the instructions on the voting instruction card provided by your bank or broker or other nominee to vote your shares. Please contact your bank or broker if you have questions about how to obtain your control number.

We encourage you to vote in advance, even if you plan to attend the 2023 Meeting online. Be sure to submit votes for each separate account in which you hold Dow common stock.

CONFIDENTIAL VOTING

The Company maintains vote confidentiality. Proxies and ballots of all stockholders are kept confidential from the Company's management and Board unless disclosure is required by law and in certain other limited circumstances. This practice further provides that employees may confidentially vote their shares of Company stock held by The Dow Chemical Company Employees' Savings Plan and requires the appointment of an independent tabulator and Inspector of Election for the 2023 Meeting.

PLAN SHARES

If you are enrolled in the direct stock purchase and dividend reinvestment plan administered by Computershare Trust Company, N.A. (the "Computershare CIP"), the shares of Dow common stock owned on the record date by you directly in registered form, plus all shares of Dow common stock held for you in the Computershare CIP, will appear together on a single proxy voting form. If no instructions are provided by you on an executed proxy voting form, your Computershare CIP shares will be voted as recommended by the Board.

Participants in The Dow Chemical Company Employees' Savings Plan (the "Savings Plan") will receive a voting instruction form. Your form will provide voting instructions to Fidelity Management Trust Company (the "Savings Plan Trustee"). If no instructions are provided to the Savings Plan Trustee, the Savings Plan Trustee and/or administrators of the Savings Plan will vote the shares held pursuant to the Savings Plan according to the provisions of the Savings Plan. In order to have your Savings Plan shares voted in accordance with your voting instructions, your voting instructions must be received by 11:59 PM Eastern Time on April 10, 2023.

DOW SHARES OUTSTANDING AND QUORUM

At the close of business on the record date, February 15, 2023, there were 707,988,709 shares of Dow common stock outstanding and entitled to vote. Each share of common stock is entitled to one vote. The holders of at least 50 percent of the issued and outstanding shares of common stock entitled to vote that are present in person or represented by proxy constitute a quorum for the transaction of business at the 2023 Meeting.

Agenda Item	
1:	**Election of Directors** *Each nominee must receive more FOR votes than AGAINST votes in order to be elected.*
2:	**Advisory Resolution to Approve Executive Compensation** *Agenda Item 2 must receive more FOR votes than AGAINST votes in order to be approved.*
3:	**Ratification of the Appointment of Deloitte & Touche LLP as the Company's Independent Registered Public Accounting Firm for 2023** *Agenda Item 3 must receive more FOR votes than AGAINST votes in order to be approved.*
4:	**Stockholder Proposal—Independent Board Chairman** *Agenda Item 4 must receive more FOR votes than AGAINST votes in order to be approved.*
5:	**Stockholder Proposal—Single-Use Plastics Report** *Agenda Item 5 must receive more FOR votes than AGAINST votes in order to be approved.*

Abstentions and broker non-votes will be included in determining the presence of a quorum at the 2023 Meeting, but will not be counted or have an effect on the outcome of any matter except as specified below with respect to Agenda Item 3.

Broker non-votes occur when a person holding shares through a bank or broker, meaning that their shares are held in a nominee name or beneficially through such bank or broker, does not provide instructions as to how to vote their shares and the bank or broker is not permitted to exercise voting discretion. Under NYSE rules, even though your bank or broker is not permitted to exercise voting discretion, it may vote shares held in beneficial name only on Agenda Item 3: Ratification of the Appointment of the Independent Registered Public Accounting Firm, without instruction from you, but may not vote on any other matter to be voted on at the 2023 Meeting.

A list of stockholders of record entitled to vote shall be available to any stockholder for any purpose relevant to the 2023 Meeting for 10 days prior to the 2023 Meeting upon request to the Office of the Corporate Secretary. Please send the request to the Office of the Corporate Secretary at 2211 H.H. Dow Way, Midland, Michigan 48674, with a copy to corporatesecretary@dow.com. In addition, the list of stockholders of record will also be available during the 2023 Meeting. To access the stockholder list during the 2023 Meeting, you will need to log in with your 16-digit control number found on the Notice of Internet Availability of Proxy Materials, the proxy card or the voting instruction form.

PROXY SOLICITATION ON BEHALF OF THE BOARD

The Board is soliciting proxies to provide an opportunity for all stockholders to vote, whether or not the stockholders are able to attend the 2023 Meeting, or an adjournment or postponement thereof. Dow Directors, officers and employees may solicit proxies on behalf of the Board by mail, by telephone or by electronic communication. The proxy representatives of the Board will not be specially compensated for their services in this regard.

Dow has retained D. F. King & Co., Inc., to aid in the solicitation of stockholders for an estimated fee of $17,500, plus reasonable expenses. Arrangements have been made with brokerage houses, nominees and other custodians and fiduciaries to send materials to their principals, and their reasonable expenses will be reimbursed by Dow upon request. The cost of solicitation will be borne by the Company.

ATTENDING THE 2023 MEETING

The 2023 Meeting will be conducted in an online, virtual format. Dow is pleased to use the virtual meeting format to facilitate stockholder attendance, voting and questions by leveraging technology to communicate more effectively and efficiently with our stockholders. This format allows stockholders to participate fully from any location, without the cost of travel. We have designed the virtual format to protect stockholder rights. For example: we have allocated time on the agenda to respond to questions submitted by stockholders, questions not answered during the 2023 Meeting will be answered in writing and posted on the Company's website at *www.dow.com/investors*, and we will make available a replay of the 2023 Meeting promptly at *www.dow.com/investors* and it will remain available for at least one year.

You are entitled to attend, vote and ask questions in the virtual 2023 Meeting if you were a stockholder as of the close of business on the record date, February 15, 2023, or hold a valid proxy for the 2023 Meeting.

To attend, vote and ask questions online during the 2023 Meeting, you will need to use your 16-digit control number found on the Notice of Internet Availability of Proxy Materials, the proxy card or the voting instruction form to log in to *www.virtualshareholdermeeting.com/DOW2023*. Whether or not you participate in the 2023 Meeting online, it is important that your shares are included in the voting process.

If you are a beneficial stockholder, please follow the instructions on the voting instruction form provided by your bank or broker or other nominee in order to participate in the 2023 Meeting. Please contact your bank or broker if you have any questions about how to access the 2023 Meeting or to obtain your control number.

Interested persons who are not stockholders may also access the 2023 Meeting as guests, but will not be able to vote or ask questions during the 2023 Meeting.

We encourage you to join the 2023 Meeting early. Online access will begin approximately 15 minutes before the 8:00 AM Eastern start time. If you encounter technical difficulties during the check-in or while attending the meeting, we have technicians available to help you. The technical support contact information will be posted on the 2023 Meeting login page. In the event of any technical malfunction, we expect to make an announcement on the 2023 Meeting login page. Any updated information regarding the 2023 Meeting will be posted at *www.dow.com/investors.*

HOW TO ASK QUESTIONS

Stockholders may submit questions during the 2023 Meeting using the "Ask a Question" field on the virtual meeting website.

You will need to log in with your 16-digit control number found on the Notice of Internet Availability of Proxy Materials, the proxy card or the voting instruction form to submit a question.

Time has been allocated on the agenda to respond to questions submitted during the 2023 Meeting. Questions we do not answer during the 2023 Meeting will be answered in writing and posted on the Company's website at *www.dow.com/investors*.

OTHER MATTERS

The proxy or voting instruction form confers upon the designated persons the discretion to vote the shares represented in accordance with their best judgment. Such discretionary authority extends to any other properly presented matter. The Board does not intend to present any business at the 2023 Meeting that is not described in this Proxy Statement. The Board is not aware of any other matter that may properly be presented for action at the 2023 Meeting.

RULES OF CONDUCT AND PROCEDURES

Please refer to the 2023 Meeting Rules of Conduct and Procedures for more information on attending the 2023 Meeting, how to ask questions and other procedural rules. The Rules of Conduct and Procedures are available at *www.proxyvote.com* and during the 2023 Meeting at *www.virtualshareholdermeeting.com/DOW2023*.

Additional Information

FUTURE STOCKHOLDER PROPOSALS

If you satisfy the requirements of the rules and regulations of the SEC and wish to submit a proposal to be considered for inclusion in the Company's proxy materials for the 2024 Annual Meeting of Stockholders of Dow Inc. ("2024 Meeting"), pursuant to Rule 14a-8 of the Exchange Act, please send it to the Office of the Corporate Secretary at 2211 H.H. Dow Way, Midland, Michigan 48674, with a copy to corporatesecretary@dow.com. Under Rule 14a-8, these proposals must be received no later than 5:00 PM Eastern Time on November 3, 2023.

FUTURE ANNUAL MEETING BUSINESS

Under the Company's Bylaws, if you wish to raise items of proper business at an annual meeting, other than shareholder proposals complying with Rule 14a-8 (which are subject to separate requirements provided above), including director nominations other than nominations pursuant to Dow's proxy access provision (which are subject to separate requirements provided in the Bylaws), you must give advance written notice to the Office of the Corporate Secretary at 2211 H.H. Dow Way, Midland, Michigan 48674, with a copy to corporatesecretary@dow.com between 8:00 AM Eastern Time on November 3, 2023, and 5:00 PM Eastern Time on December 4, 2023 for the 2024 Meeting.

Further, if you intend to nominate a director outside of the proxy access process and solicit proxies in support of such director nominee(s) at the 2024 Meeting, you must also provide the notice and additional information required by Rule 14a-19 to the Office of the Corporate Secretary at the address and via email noted above, no later than 5:00 PM Eastern Time on January 3, 2024. This deadline under Rule 14a-19 does not supersede any of the timing requirements for advance notice under the Bylaws. The supplemental notice and information required under Rule 14a-19 is in addition to the applicable advance notice requirements under the Bylaws as described in this section and it shall not extend any such deadline set forth under the Bylaws.

Different deadlines may apply if the 2024 Meeting is called for a date that is not within 30 days (before or after) the anniversary of the 2023 Meeting. In such case, (i) such written advance notice of your intention to raise items of proper business at an annual meeting must be received by the Office of the Corporate Secretary (a) no earlier than the close of business on the 120th day prior to the 2024 Meeting date and (b) no later than the close of business on the later of (A) the 90th day prior to the 2024 Meeting date or (B) the 10th day following the date on which public disclosure of the date of such meeting is first made by the Company, and (ii) the notice and information required by Rule 14a-19 must be received by the Office of the Corporate Secretary no later than close of business on the later of (A) the 60th day before the date of the 2024 Meeting date or (B) the 10th day following the date on which public disclosure of the date of such meeting is first made by the Company.

If notice of a matter or nomination is not received within the applicable deadlines or it does not comply with the procedural and content requirements of the Bylaws for such notices, Rule 14a-4 or Rule 14a-19, as applicable, any officer or director acting as chair of the annual meeting may refuse to introduce such matter. The Bylaws may be amended from time to time and, to the extent any such amendment conflicts with any of the requirements herein, the terms of the amended Bylaws will apply. The full text of the Bylaws is available on the Company's website at *www.dow.com/investors.*

FUTURE DIRECTOR NOMINEES THROUGH PROXY ACCESS

Under the Company's Bylaws, if you wish to nominate a director through proxy access, you must give advance written notification to the Office of the Corporate Secretary at 2211 H.H. Dow Way, Midland, Michigan 48674, with a copy to corporatesecretary@dow.com. For the 2024 Meeting, written notice must be received by the Office of the Corporate Secretary between 8:00 AM Eastern Time on October 5, 2023, and 5:00 PM Eastern Time on November 3, 2023. Such notices must comply with the procedural and content requirements of the Bylaws. The full text of the Bylaws is available on the Company's website at *www.dow.com/investors.*

MULTIPLE STOCKHOLDERS WITH THE SAME ADDRESS

In accordance with a notice sent previously to stockholders with the same surname who share a single address, only one notice or set of proxy materials will be sent to an address unless contrary instructions were received from any stockholder at that address. This practice, known as "householding," is designed to reduce printing and postage costs. If you did not respond that you did not want to participate in householding, you were deemed to have consented to the practice. If you are a registered stockholder, you may revoke your consent at any time by sending your name and your holder identification number to the Office of the Corporate Secretary at corporatesecretary@dow.com or 2211 H.H. Dow Way, Midland, Michigan 48674. If you hold your stock with a bank or broker, you may revoke your consent to householding at any time by contacting Broadridge Financial Solutions Inc., 51 Mercedes Way, Edgewood, New York 11717, or by calling 1-866-540-7095. If you are a registered stockholder receiving multiple copies at the same address or if you have a number of accounts at a single brokerage firm, you may submit a request to receive a single copy in the future by contacting the Office of the Corporate Secretary at corporatesecretary@dow.com. If you hold your stock with a bank or broker, contact Broadridge Financial Solutions Inc. at the address and telephone number provided above. The Company will promptly deliver to a stockholder who received one copy of proxy materials as the result of householding, a copy of the materials upon the stockholder's written request to the Office of the Corporate Secretary at corporatesecretary@dow.com.

ELECTRONIC DELIVERY OF PROXY MATERIALS

Stockholders may request proxy materials be delivered to them electronically by enrolling at *www.proxyvote.com* or *https://enroll.icsdelivery.com/dow.* This results in faster, online delivery of the Proxy Statement, Annual Report and related materials. Going paperless is not only convenient for stockholders, but it also saves resources and reduces Dow's impact on the environment.

COPIES OF PROXY MATERIALS AND ANNUAL REPORT

The Notice of Internet Availability of Proxy Materials and Proxy Statement and Annual Report are posted on the Company's website at *www.dow.com/investors* and at *www.proxyvote.com.*

COPIES OF CORPORATE GOVERNANCE DOCUMENTS

The Certificate of Incorporation, Bylaws, Corporate Governance Guidelines, Code of Conduct, Code of Financial Ethics, Board Committee Charters and other governance documents are posted on the Company's website at *www.dow.com/investors.* Stockholders may request to receive printed copies of each of these documents at no charge by contacting the Office of the Corporate Secretary at corporatesecretary@dow.com.

A Message from our Independent Lead Director



"

Strong financial performance and progressing our climate, circularity and societal actions, while driving long-term stockholder value, remain paramount at Dow.

"

Dear Fellow Stockholders,

Dow's independent Directors and Chairman and Chief Executive Officer, Jim Fitterling, are pleased to invite you to our virtual 2023 Annual Meeting of Stockholders. As your independent Lead Director, I'm privileged to provide insights into Dow's advancement of our strategic priorities and corporate governance during 2022.

Strong financial performance and progressing **our climate, circularity and societal actions**, while driving **long-term stockholder value**, remain paramount at Dow. To achieve these priorities, best-in-class governance and accountability for our results are critical and begin with our experienced, diverse, and independent Board of Directors.

As a result, the Board is responsible for robust oversight of the Company's strategy, enterprise risk management, stakeholder engagement, and governance practices. We are sharply focused on executing these responsibilities.

Aligned with stakeholder feedback and our commitments to driving progress, here are a few examples of actions we took in 2022:

- **Delivered a resilient financial performance** despite dynamic macroeconomic conditions.
- Reinforced our focus on **near-term, higher-return, lower-risk, and faster-payback investments**, while staying committed to our longer-term strategy to decarbonize and lead the way toward a more circular economy.
- Continued to improve **accountability** by adding oversight of our environmental, social and governance goals within our Board Committee Charters.
- **Implemented additional transparency** through reporting aligned to the Task Force on Climate-Related Financial Disclosures.
- **Expanded our circularity target** with a new commitment to commercialize 3 million metric tons of circular and renewable plastic solutions every year by 2030.
- **Established detailed carbon emissions reduction** plans for Scopes 1 and 2 for our top 25 manufacturing sites, a linchpin to achieving our climate targets.
- **Added carbon emissions reduction metrics to our compensation program**, reinforcing pay alignment to our decarbonize and grow strategy.

In addition, the Company **returned $4.3 billion to stockholders**, through share repurchases and dividends, and **generated $7.5 billion in cash flow** from operations. I encourage you to read the Proxy Statement, Annual Report and INtersections Report for more insights into these actions and accomplishments.

On behalf of Dow's Board and management team, **thank you for choosing to invest in Dow**. We are deeply grateful for your trust and engagement as we continue to grow our Company and innovate solutions that address the largest issues facing our world, while also creating long-term, sustainable value for all our stakeholders.

Richard K. Davis
Dow Lead Director

Proxy Statement Summary

This summary highlights information contained elsewhere in this proxy statement and does not contain all of the information that you should consider. You should read the entire proxy statement carefully before voting.

2023 ANNUAL MEETING OF STOCKHOLDERS OF DOW INC.

Meeting Date	Record Date	Meeting Time
Thursday, April 13, 2023	Wednesday, February 15, 2023	8:00 AM Eastern Time

Vote Your Shares in Advance

Your vote is important. We encourage you to vote in advance, even if you plan to attend the 2023 Meeting.

🌐 *www.proxyvote.com*

📞 1-800-690-6903 or the number provided on your voting instructions

✉ Use the postage-paid envelope provided if you received printed proxy materials

You may also vote online during the 2023 Meeting at *www.virtualshareholdermeeting.com/DOW2023*.

To vote online or by phone, you will need your 16-digit control number found on the Notice of Internet Availability of Proxy Materials, the proxy card or the voting instruction form.

Ask Questions

You may submit questions during the 2023 Meeting at *www.virtualshareholdermeeting.com/DOW2023*.

To ask a question, you will need to log in with your 16-digit control number found on the Notice of Internet Availability of Proxy Materials, the proxy card or the voting instruction form.

Questions we do not answer during the 2023 Meeting will be answered in writing and posted on the Company's website at *www.dow.com/investors*.

Attend the 2023 Meeting

You are invited to attend the 2023 Meeting online at *www.virtualshareholdermeeting.com/DOW2023.*

To vote and ask questions during the 2023 Meeting, you must be a stockholder of record and log in with your 16-digit control number found on the Notice of Internet Availability of Proxy Materials, the proxy card or the voting instruction form.

Interested persons who are not stockholders may also access the 2023 Meeting as guests, but will not be able to vote or ask questions during the 2023 Meeting.

We encourage you to join the 2023 Meeting early. Online access will begin approximately 15 minutes before the 8:00 AM Eastern start time. If you encounter technical difficulties during the check-in or while attending the meeting, please call technical support. The technical support contact information will be posted on the 2023 Meeting login page.

In the event of any technical malfunction, we expect to make an announcement on the virtual meeting login page. Any updated information regarding the 2023 Meeting will be posted at *www.dow.com/investors.*

A replay of the 2023 Meeting will be made available promptly at *www.dow.com/investors* and it will remain available for at least one year.

For more information, see the section titled "Voting and Attendance Procedures" on page vi.

AGENDA AND VOTING RECOMMENDATIONS

The Notice of Internet Availability of Proxy Materials, Proxy Statement and Annual Report are available at *www.proxyvote.com.*

Agenda Item		Board Vote Recommendation	Page Reference
1:	Election of Directors	FOR	39
2:	Advisory Resolution to Approve Executive Compensation	FOR	97
3:	Ratification of the Appointment of Deloitte & Touche LLP as the Company's Independent Registered Public Accounting Firm for 2023	FOR	98
4:	Stockholder Proposal—Independent Board Chairman	AGAINST	102
5:	Stockholder Proposal—Single-Use Plastics Report	AGAINST	105

ABOUT DOW

Dow (NYSE: DOW) combines global breadth; asset integration and scale; focused innovation and materials science expertise; leading business positions; and environmental, social and governance leadership to achieve profitable growth and deliver a sustainable future. The Company's ambition is to become the most innovative, customer-centric, inclusive and sustainable materials science company in the world. Dow's portfolio of plastics, industrial intermediates, coatings and silicones businesses delivers a broad range of differentiated, science-based products and solutions for its customers in high-growth market segments, such as packaging, infrastructure, mobility and consumer applications.

For more information, please visit *www.dow.com* or follow @DowNewsroom on Twitter. The Company's website, reports and social media feeds are not part of or incorporated by reference into this Proxy Statement.









2022 NET SALES	EMPLOYEES	MANUFACTURING SITES	GLOBAL REACH
~$57B	**~37,800**	**104 sites**	**31 countries** in which Dow manufactures products

Note: All data as of December 31, 2022

How Do We Imagine a Better Future?

For 125 years, Dow has been pushing the boundaries in science and technology, innovating across generations to solve big world challenges, and driving forward as one team to deliver a sustainable future for all. Together, our purpose and ambition inspire us to deliver innovative and sustainable solutions that transform our world. They motivate us to imagine better for our communities, for our customers and partners, for our teams, and for our shareholders.

We know materials science drives innovation, and Dow's innovation has been built on creativity and collaboration. When we Imagine Better and combine the power of our materials science expertise with the needs and insights of our diverse partners, it becomes the springboard for our next 125 years of innovation.



AMBITION	PURPOSE
To become the most innovative, customer-centric, inclusive and sustainable materials science company in the world	To deliver a sustainable future for the world through our materials science expertise and collaboration with our partners

GOAL
Value growth and best-in-class performance

OUR VALUES

- Integrity
- Respect for People
- Protecting Our Planet

2022 Highlights


Increased net sales by nearly
$2B
year-over-year


Generated
$7.5B
in cash provided by operating activities


Delivered net income of
$4.6B


Delivered operating EBIT[1] of
$6.6B


Delivered operating ROIC[1]
15%
above our 13% commitment across the economic cycle


Returned
$4.3B
to shareholders through dividends and share buybacks


Achieved
80%
Cash flow conversion[1] of operating EBITDA


Among top 20 global corporations using renewable, clean energy; **expanded access to >900 MW of renewable energy**


Committed to accelerating the circular ecosystem by transforming waste and alternative feedstocks to **commercialize 3MM MTA of circular and renewable solutions** by 2030


Reached preliminary investment decision for building the **world's first net-zero,[2] integrated ethylene cracker and derivatives site** in Fort Saskatchewan, Alberta, Canada


Donated **$37.3MM** in corporate, foundation and in-kind investments
52% of Dow employees volunteered in the communities where they live and work[3]


Aligned comprehensive disclosures to GRI, GHG Protocol, TCFD, SASB and WEF in our annual INtersections Report


>85% of R&D portfolio is aligned to sustainability


Advanced to #15 on the 2022 DiversityInc Top 50 Companies for Diversity list


Further **enhanced structural oversight and responsibility of the board** for enterprise risk management


Reinforced accountability to our longstanding sustainability priorities by **adding GHG emissions reduction targets** to our long-term compensation metrics


Continued to outpace S&P 500 for board diversity; 33% of our directors are women and 33% are U.S. ethnic minorities


Comprised of 2/3 women and U.S. ethnic minorities, our **leadership team is top quartile in gender and ethnic diversity** compared to our industry peers[4]


Industry leading expanded Global Parental Leave Policy provides a minimum of 16 weeks of paid time-off to ALL parents

1   Non-GAAP measure. See the Appendix for definitions and a reconciliation to the most directly comparable U.S. GAAP measure.
2   With respect to Scope 1 and 2 carbon dioxide emissions
3   Based on 2022 Voice respondents
4   For a detailed list of our industry peers, see the Definitions section of the Appendix.

OUR ENVIRONMENTAL, SOCIAL AND GOVERNANCE PRIORITIES

Dow focuses on four strategic areas of action—Environmental Performance; Inclusion, Diversity and Equity; Community; and Corporate Governance—to deliver solutions to global challenges and create lasting value for our customers, communities, employees, businesses and stockholders. The four strategic areas of action are described in more detail beginning on page 8.

   

ENVIRONMENTAL PERFORMANCE	INCLUSION, DIVERSITY & EQUITY	COMMUNITY	CORPORATE GOVERNANCE
Our strategy for building a more sustainable world focuses on three priority areas: circular economy, climate protection and safer materials. These areas address some of the most pressing challenges facing our planet and offer the most opportunity for Dow to use our science and global scale to make a positive impact.	Realizing our purpose and ambition as a company requires an inclusive and equitable culture that enables our people to develop, advance, be heard and contribute their greatest value. It requires a diverse workforce that brings wide-ranging, fresh perspectives on how to tackle global challenges and innovate for our customers.	We believe in sustainable business growth that creates positive social change. The global citizenship strategy is a road map for how we connect our core strengths—our science and technology expertise, and global reach and resources—to enhance the lives of people in our communities and help make our planet more sustainable.	Best-in-class governance strengthens accountability and protects the long-term interests of all of Dow's stakeholders. Our leadership starts with the diverse and highly skilled Board and well-defined Committee structure. The Board actively engages with management in oversight and stewardship of the Company's strategy, risk management and overall performance.

   

A PROACTIVE APPROACH TO REPORTING AND DISCLOSURE

Dow has been a leader in sustainability reporting since our first report in 2003. Our sustainability reporting objective is to provide transparency on how we are advancing our sustainability strategy and how we are contributing to sustainable development. With that objective we continue to deliver high-quality and comprehensive environmental, social, and governance reporting on Dow's material topics for our customers, stockholders, employees, and community members. In 2022, we continued to build on our strong foundation with reporting against the Global Reporting Initiative (GRI) Standards Comprehensive option and the Greenhouse Gas (GHG) Protocol. Our report is one of few in our industry that receives limited assurance. For the past two years, our independent audit firm has provided limited assurance for our GRI reporting and with our most recent report, we added Scope 1 and 2 emissions reporting in accordance with the GHG Protocol to the assurance review. Our reporting also includes disclosures aligned to the Task Force on Climate-related Financial Disclosures (TCFD) framework, the Sustainability Accounting Standards Board (SASB) metrics for the chemical sector, the World Economic Forum's (WEF) Stakeholder Capitalism Metrics, and serves as Dow's Communication on Progress for its commitment to the United Nations Global Compact. Dow also continues to provide external disclosures to CDP (formerly the Carbon

Disclosure Project) and S&P Global's Corporate Sustainability Assessment (CSA) and has received high scores over the past year which are reflective of our leading commitments, progress and performance.

Enhancing our environmental, social and governance performance is a key element of Dow's strategic priorities, and we ensure transparency and accountability for these areas through the active engagement of our Board. Each Committee is responsible for oversight of specific strategic and environmental, social and governance areas relevant to their respective Charters. The role of the Board and each Committee is described in more detail beginning on page 25.

Dow's comprehensive annual disclosure of environmental, social and governance performance can be found on our website at *www.dow.com/esg*. Dow's public policies on topics such as Chemical Management, Responsible Care, Energy and Climate Change, Sustainability, and Environment, Health & Safety can be found on our website at *www.dow.com/about*. Additional resources can be found here: *https://investors.dow.com/en/esg-resources/default.aspx*.

STAKEHOLDER ENGAGEMENT ON STRATEGIC PRIORITIES

We regularly engage stakeholders and establish collaborative partnerships as we continue progress on our environmental, social and governance priorities and build a clearer understanding of the complex global challenges and local conditions in the countries where we do business. Stakeholders include customers, suppliers, current and prospective employees, community advisory panels, societal organizations, regulators, shareholders and investors. We also bring in diverse perspectives and guidance through our Sustainability External Advisory Council (SEAC) and Science and Technology Advisory Council (STAC).

TRACKING PROGRESS THROUGH COMPENSATION PROGRAMS

We know accountability drives progress and performance. With that in mind, our Performance Award program and executive compensation programs are designed to motivate and reward employees for their contributions toward Dow's most critical goals.

The Compensation and Leadership Development Committee annually reviews and evaluates the Performance Award program and executive compensation programs to ensure alignment with Dow's compensation philosophy and expected performance. For detail on the Company's Performance Award program and executive compensation programs, see the CD&A section beginning on page 54.

2022 Performance Award Design and Metrics

The Performance Award program reflects clear metrics for measuring our financial, sustainability, inclusion, diversity and safety progress and success. It also includes an assessment against an Individual Performance Factor. These metrics and our progress are published internally and visible for every employee in the Company.



Operating EBIT[1]		Free Cash Flow[2]		ESG Metrics		Individual Factor (Includes Safety)
40%	**+**	40%	**+**	20%	**X**	0%-125%

Customer Experience

Customer Experience Index (CXi), a quarterly measurement of direct and prospective customer sentiment across every touchpoint with Dow

Sustainability

World Leading Operations composite index measuring:
- Safety (Unplanned Events)
- Total Worker Health
- Environmental Stewardship
- Transportation Stewardship

Inclusion & Diversity[3]

Measured as a percentage of Dow's workforce:
- Global ERG Participation
- Global Women Representation
- U.S. Ethnic Minority Representation

1   Operating EBIT is defined as earnings (i.e., "Income before income taxes") before interest, excluding the impact of significant items (non-GAAP). See the Appendix for definitions and a reconciliation to the most directly comparable U.S. GAAP measure.

2   Free Cash Flow is defined as "Cash provided by operating activities-continuing operations," less capital expenditures (non-GAAP). See the Appendix for definitions and a reconciliation to the most directly comparable U.S. GAAP measure.

3   The inclusion and diversity metric is incorporated in the Annual Performance Award targets for approximately 3,000 people leaders and senior leaders.

2022 Performance Share Program Design and Metrics

Carbon emissions reduction metrics were added to the 2022 Performance Share Program design to align long-term incentives with the Company's strategy to decarbonize and grow. The 2022 program design includes enhancements that align with Dow's stated goal to achieve carbon neutrality by 2050 through increasing its positive impact on customers, business and society, while also supporting Dow's commitment to reduce its net annual carbon emissions by an additional 15 percent by 2030 as measured against the 2020 levels previously announced by the Company. The metric is focused on carbon emission reduction efforts, including cumulative Scope 1 and 2 emission reduction target goals. The carbon metric represents 20 percent of the 2022 program design.



80% Financial			20% Carbon
Operating ROC[1] + Cumulative Cash from Operators	X	Relative TSR	+ Carbon Emissions Reduction Metrics
50% + 50%		75%, 100% or 125% Modifier	

Establish: Carbon emissions reduction plans	**Define: Scope 3 carbon emissions exposures**	**Achieve: Cumulative carbon emissions reduction target goal**
Established Scopes 1 and 2 carbon emission reduction plans for the top 25 Dow manufacturing sites by year-end 2022. This metric has been achieved.	Define Scope 3 carbon emission exposures by year-end 2023 for: • Purchased goods and services, • Fuel and energy-related activities, and • Transportation/distribution.	Achieve the cumulative carbon emissions reduction target goal for the three-year performance period compared with the 2020 levels.

1   Operating ROC is defined as net operating profit after tax (excluding significant items) divided by total average capital (non-GAAP). See the Appendix for definitions and a reconciliation to the most directly comparable U.S. GAAP measure.

 **ENVIRONMENTAL PERFORMANCE**

We're working to deliver a sustainable future by collaborating and innovating to help make a positive impact on society and the planet. As a leading materials science company, we have the responsibility and opportunity to act and lead the industry in areas where our science and innovation can make a difference. This means we are reducing our environmental footprint, developing and implementing circular economy solutions, and creating new materials that are more sustainable.

We are currently executing on our 2025 Sustainability Goals that set the standard for the chemical industry by focusing on more sustainable ways to do business and leading the transition to a more sustainable future. These goals continue to create significant value for the environment, our customers, for Dow and increasingly for our investors. Additional information on our 2025 Sustainability Goals can be found here: *https://corporate.dow.com/ en-us/science-and-sustainability/2025-goals.html.*

In 2019, we identified three focus areas where we believe we can make the biggest difference and drive industry-wide change: Climate Protection, Circular Economy and Safer Materials. These global priorities represent areas where we are using our science, size and global relationships across our value chains to seek and create shared opportunity for Dow and society.

To accelerate our sustainability agenda, in 2020, we set multi-decade targets to put us on a path to achieve carbon neutrality and eliminate plastic waste.

Throughout 2021 and 2022, we advanced toward zero-carbon emissions and plastics circularity. In this Proxy Statement, zero-carbon emissions means the reduction of Scope 1, 2 and 3 carbon emissions, including offsets from product benefits and technology advancements; net-zero carbon emissions means the reduction of Scope 1 and 2 carbon dioxide emissions, including offsets from technology advancements. Dow's 2050 carbon neutrality target refers to Dow's intention to achieve zero-carbon emissions by 2050. We have a clear plan to achieve our 2030 carbon emissions reduction target and will continue to build on our detailed roadmap to reach carbon neutrality by 2050.

As one of the world's leading plastics makers, Dow and the plastics value chain are making significant investments to help create a circular economy. Moving toward a more circular world for the products we consume every day is important not only to stop increasing environmental pollution but also to address climate change. Plastics are an essential part of the world's journey toward a lower carbon future. Our comprehensive approach to reducing carbon footprint and increasing circularity is grounded in our purpose: to deliver a sustainable future for the world through our materials science expertise and collaboration with our partners.

PROTECT THE CLIMATE

By 2030, Dow will reduce its net annual carbon emissions by 5 million metric tons vs. its 2020 levels (15% reduction). By 2050, Dow intends to be carbon neutral (Scope 1 + 2 + 3 plus product benefits).

Advancing our path to **Decarbonize and Grow:**

- **Optimizing our facilities and processes** for energy and carbon efficiency
- Increasing the use of **clean energy**
- Delivering **low-carbon products and technologies** for our customers
- Investing in **next-generation manufacturing technology**
- Collaborating to **tackle upstream emissions**

FCDh pilot plant in Louisiana start-up is underway, with **20% CO$_2$ reduction vs. traditional processes**

TRANSFORM THE WASTE

By 2030, Dow will transform plastic waste and other forms of alternative feedstock to commercialize 3 million metric tons of circular and renewable solutions annually.

We are **collaborating to invest in key technologies and infrastructure** to significantly increase global recycling

- Launched new business platform, Circular & Renewable Solutions
- Partnering to build industrial ecosystems to enable a circular economy
- **Scaling mechanical & advanced recycling**

Announced plans with Mura Technology to add as much as **600KTA of advanced recycling capacity by 2030**

CLOSE THE LOOP

By 2035, Dow will "close the loop" by enabling 100% of Dow products sold into packaging applications to be reusable or recyclable.

We are t**aking a leading role in driving a more circular economy** by helping our customers and brand owners redesign and create packaging solutions that are both high-performing and recyclable

- Demonstrated proven recyclable solutions in several relevant and challenging applications
- Investing in Pack Studio capabilities to accelerate all stages of packaging development

Demonstrated and commercialized recyclable toothpaste tubes by removing aluminum foil while maintaining functional performance

Alignment to the Paris Agreement

Climate change has serious consequences for the global economy and human progress, and Dow embraces our responsibility to accelerate work to reduce global carbon emissions. We support the Paris Agreement and are committed to achieving its goal of keeping global temperature rise well below 2°C, and to pursue efforts to limit the increase to 1.5°C.

We have been working with internal and external stakeholders to understand how Dow can best demonstrate and enact our commitment to decarbonization in line with climate science. Some technologies needed for deep decarbonization—such as carbon capture, usage and storage—are not yet available at scale in all geographies, which limits our ability to tackle this problem in the short term. However, through investments in longer-term innovation, such as electrifying ethylene steam crackers, we are committed to transitioning to cleaner manufacturing facilities by 2050 and enabling positive climate impact across value chains through recycled feedstocks and product innovations.



INCLUSION, DIVERSITY AND EQUITY

Our business succeeds when our employees thrive. Our commitment to inclusion, diversity and equity ("ID&E") has allowed us to navigate through challenging times with increased employee engagement and enhanced innovation. Despite the dynamic environment in 2022, Team Dow delivered a resilient financial performance for our company, fueled in part by our commitment to advance inclusion, diversity and equity for all.

Best-in-Class Approach to ID&E

 **Improved representation** of global Women and U.S. Ethnic Minority talent

 Industry leading **global paid time-off** for **parental** and **family care** leave as well as for **Employee Resource Group participation** and **volunteerism**

 Continued **partnership with OneTen** to hire, advance and upskill Black talent

 **Redefined best-in-class** Employee Resource Group participation

57%
Team Dow participation

 **Retained**
84%
of diverse suppliers

 **Committed to Racial Equity Audit** to assess how Dow's key U.S. operations, policies and services support **racial equity**

2022 Global Recognition

 Named one of **FORTUNE 100 Best Companies to Work For®** by **Great Place to Work®** for the second time

 **17th consecutive year** receiving a perfect score on the **Human Rights Campaign's Corporate Equality Index**

Named one of the **2022 "Best Places to Work for LGBTQ+ Equality"**

 **6th consecutive year** receiving a perfect score for **Disability:IN's Best Workplaces for Disability Inclusion**

 **Advanced to #15** on the 2022 DiversityInc **Top 50 Companies for Diversity** list

 Named for the 3rd consecutive year to the **"PEOPLE 100 Companies That Care®"** list

Accountability at Every Level Drives Progress and Results

Our strategy is built on seven global foundational pillars that focus on our employees and our suppliers, customers and communities where we operate, and is implemented in our geographic regions at a local level.


ALL IN
Vision: By 2025, Dow is a global leader in inclusion, diversity and equity for ALL
GOVERNANCE
Institutionalize an ALL INclusive culture and equitable practices
REPUTATION
Establish a leadership position and be recognized as a great place to work for all
CUSTOMERS
Positively impact the customer experience
COMMUNITIES
Strengthen communities where we live, work and do business
TALENT
Improve the diversity and capability of our workforce and ensure everyone has an equal opportunity to thrive
SUPPLIERS
Achieve top benchmark performance in supplier diversity
PEOPLE LEADERS
Cultivate an ALL INclusive culture

Top-Down Commitment

- Board and Leadership Team Oversight
- Chief Inclusion Officer
- Inclusion Councils: President's Inclusion Council, Senior Leaders' Inclusion Council, Joint Inclusion Council
- The ESG Network
- Dow Company Foundation Board

Bottom-Up Alignment and Action

- Inclusion metrics included in the Annual Performance Award program for approximately 3,000 people leaders and senior leaders
- Annual employee survey includes ID&E questions to track and drive progress
- Volunteer-based Employee Resource Groups
- Team Dow engaged and empowered to advance inclusion around the Dow world

Attracting and Developing a Diverse Talent Pipeline

In order to make sustainable progress, we must develop tomorrow's talented workforce today. A focus of our 2025 ID&E strategy is improving the representation of underrepresented populations, including women globally and ethnic minorities in the U.S. at Dow. We are deliberate in how we attract and hire talent, and we have embedded inclusion and equity into our external and internal hiring practices to deliver more diverse outcomes. Those practices include:

- Internally posting roles to maximize transparency
- Requiring diverse candidate slates and interview panels for all open roles
- Utilizing a structured interview process to drive consistency and mitigate bias

Investing in our Workforce

Developing and retaining a diverse workforce is imperative to delivering the best results at Dow and it starts with leadership. That is why one of our top priorities is diversifying our leadership ranks and equipping all leaders to be effective in how they motivate and inspire everyone on their teams. Dow utilizes a range of leadership development approaches, including on-the-job learning, classroom training, online learning, development through ERG participation, and formal mentorship and sponsorship programs.

Advancing our Culture through Employee Resource Groups

At Dow, our ten Employee Resource Groups ("ERGs") are catalysts for sustained engagement, activating inclusion across the organization and driving business success. ERGs represent different dimensions of diversity and are safe havens for employees to see themselves, be themselves and to be heard. ERGs are also places where allies engage to learn and advocate.


GAAN
GLOBAL AFRICAN AFFINITY NETWORK
RISE
WE'RE JUST GETTING STARTED
Asian Diversity Network
MENA
Disability Employee Network
DOW
pr!me
WIN!
VET NET DOW
GLAD
Hispanic & Latin Network

10 ERGs

Best-in-class global workforce participation at 57%

600+ Chapters

Dow leaders are leading by example at nearly 100% participation

~22,000 Employees

#17 DiversityInc® Top Companies for Employee Resource Groups Specialty List

ERG participants have higher overall satisfaction than non-ERG participants

Supplier Diversity: Promoting Diversity across our Supply Chain

We believe our business is stronger when we promote diversity across our entire supply chain. For our suppliers, that means opportunities for growth and increased sales volume. Plus, supplier diversity delivers bottom-line value for Dow. We increased our 2022 spend by 22.6% percent compared with 2021. This is a program that opens doors for our suppliers, and also strengthens the communities where we operate. As a leader in ID&E, we know we must lead outside of our fence line and for our society.

Human Capital

Dow's ambition—to become the most innovative, customer-centric, inclusive and sustainable materials science company in the world—starts with people. Dow employees create innovative and sustainable materials science solutions to advance the world. Every answer starts with asking the right questions. This is why the diverse, dedicated Dow team collaborates with customers and other stakeholders to find solutions to the world's toughest challenges. The Company's values of Respect for People, Integrity and Protecting Our Planet are fundamental beliefs that are ingrained in each action taken, can never be compromised and are the foundation of the Company's Code of Conduct.

The Company is dedicated to employee health and safety and is invested in fostering a culture of inclusion and continuous learning while supporting its employees through its Total Rewards plans and programs to ensure all Dow employees are respected, valued and encouraged to make their fullest contribution.

The Compensation and Leadership Development Committee and the Environment, Health, Safety & Technology Committee regularly review our approach to human capital management as it aligns to their areas of responsibility.

Additional information regarding human capital management can be found in the Company's Annual Report on Form 10-K for the year ended December 31, 2022, the Company's annual INtersections report, as well as Dow's U.S. Equal Employment Opportunity Report (EEO-1), accessible through the Inclusion and Diversity website at *www.dow.com/diversity*.

Advancing Racial Equity and Justice through Dow ACTs

Dow ACTs is our framework designed to address systemic racism and inequality within our organization and in our communities, backed by a $13 million pledge over five years to help accelerate change. This strategic framework was informed by input from our employees and the Global African Affinity Network ERG and has the full support of our management team and Board.

We will ACT for racial equality:

- Through Advocacy, where we are committed to be on the forefront of corporate advocates;
- Through Community, where we will respond to racism and racial inequality in our communities; and
- Through Talent, where we will improve representation across all levels of the Company and help ensure our workforce reflects the stakeholders we serve.

Since the launch of Dow ACTs in 2020, progress highlights include:

A

We are committed to be on the forefront of corporate **ADVOCACY**

- Supported the **Congressional Black Caucus Foundation's** inaugural **National Racial Equity Initiative** to produce equitable access, opportunities, treatment and outcomes for Blacks
- **Paid time-off for voting and other non-partisan civic duties** for U.S. employees
- Participated in the **Board Diversity Action Alliance**
- Karen S. Carter, president of Packaging & Specialty Plastics, **serves on Michigan Governor Whitmer's Black Leadership Advisory Council**

C

We will address racism and inequality in our **COMMUNITIES**

- Expanded **new Student Mentor Academies** for Black youth in Michigan and U.S. Gulf Coast
- Committed $600,000 over five years to the **Dow Promise** program, resulting in 26 organizations and their respective programs receiving financial support
- Supported the **Coalition to Back Black Businesses with grants to 45 small, Black-owned businesses** in Dow communities who received mentorship and training through the program

T

We will improve **TALENT** representation across the company and support the Black talent pipeline

- Committed **$4.5 million to OneTen** to help change the Human Capital Paradigm and address inter-generational systemic inequity
- Continued over **$5 million support to Historically Black Colleges and Universities ("HBCUs")** through 2025 and committed **$2.4MM** to fund 50 HBCU scholars in STEM through 2028
- Renewed commitment to Dow's **Advocacy-in-Action Sponsorship Program** to develop and retain Black talent
- Developing our people leaders through **new advanced inclusion training**



COMMUNITY

Global Citizenship is our active role in helping to improve the communities where we live and work. Through charitable investments, employee volunteerism and global and local partnerships, we seek to create meaningful social impact by:

- Advancing Sustainable Solutions: Using Dow products for social good
- Building Inclusive Communities: Partnering to address systemic challenges and barriers
- Developing Tomorrow's Innovators: Equipping a future STEM workforce pipeline
- Engaging for Impact: Dedicating time, talent and expertise to create a positive impact

Global Citizenship Priority Areas and Highlight Programs

Advancing Sustainable Solutions

- Dow's **Business Impact Fund** has supported **51** projects in **21** countries totaling **$9.78MM** in investments for projects that use Dow products and technology for social good.
- For the **15th** year, sponsored the **Keep America Beautiful® Great American Cleanup®,** a community improvement initiative that engages more than **15,000** communities in alignment with our Pulling Our Weight program.

Developing Tomorrow's Innovators

- Supported **Teach For All's** STEM teacher recruitment, professional development and educator placement in underserved schools in Nigeria, Argentina and Spain.
- National Legacy Sponsor of the **Creators Wanted** campaign – led by the **U.S. National Association of Manufacturers** and **The Manufacturing Institute** – that aims to reduce the skilled trades gap by educating, inspiring and empowering the next generation.

Building Inclusive Communities

- Launched a campaign with **DonorsChoose** to provide teachers in Dow communities across the U.S. with identity-affirming classroom materials, impacting more than **44,000** students.
- Since its launch, the **ALL *IN* ERG Fund** has supported **53** projects in **25** countries. The grant program allows Employee Resource Group participants and charitable organizations to champion inclusion in their local communities.

Engaging for Impact

- More than **3,500** Team Dow volunteers gave nearly **9,000** hours as part of Dow's **Global Serve-a-Thon –** to address community needs in **24** different countries through **150** different projects.
- **1,000+** Dow employees from **16+** countries participated in **Martin Luther King Jr. Day** programming.

Making an Impact

$37.3MM Corporate + Foundation + In-kind invested

52% of Dow employees volunteered[1]

The Civic 50 Award – named by Points of Light for two consecutive years, as one of the most community-minded companies in the U.S.

1   Represents percentage of 2022 Voice respondents

Engaging with Communities

- Partnered with nearly 700 non-profits, educational institutions and other community organizations to accelerate social change and create a more sustainable and equitable future.
- Continued to assess Community Opinion and Needs Assessments survey results to inform community investment at strategic Dow locations (defined as cities near large Dow manufacturing facilities).
- All large Dow U.S. manufacturing sites have Community Advisory Panels (CAPs) or participate in a multi-company Community Advisory Council with local industry peers. Outside of the U.S., similar committees also meet to understand needs. Through strong and dedicated community engagement to effect real change, we share information on environmental performance, safety and emergency preparedness and collaborate on a variety of topics such as economic development, health and wellness, infrastructure, poverty, housing and food security.



CORPORATE GOVERNANCE

For 125 years, Dow has built an invaluable asset: our reputation for operating with the highest ethical standards. Dow's values of Respect for People, Integrity and Protecting Our Planet are fundamental to how we work and all that we do. Adhering to these values helps us create and maintain a culture that supports sustainable business growth and serves as the foundation of our corporate governance.

Accountability in Action

Independent Board with strong governance practices and balanced leadership structure; **independent Lead Director** with clear role and substantive responsibilities

Aligning strategy and goals to the Company's largest areas of enterprise risk and opportunity, with clear Board oversight and responsibility

Maintaining a diverse Board with balanced backgrounds, relevant skills and experiences

Designing compensation programs to support our business and environmental, social and governance priorities

Engaging regularly and receiving feedback from a wide variety of stakeholders, including stockholders, customers, suppliers and employees

Ensuring a culture of integrity through an effective code of conduct and ethics program

2022 Governance Highlights

The Corporate Governance Committee, the Board and management regularly review Dow's corporate governance practices, considering evolving corporate governance principles and stockholder engagement. In 2022, we took the following actions:

- Further enhanced structural oversight and responsibility of the Board for environmental, social and governance performance and enterprise risk management
- Reinforced accountability and strategic alignment by adding quantifiable carbon emission reduction metrics to our long-term compensation metrics
- Continued to outpace S&P 500 for board diversity, as 33% of our Board are women and 33% are U.S. ethnic minorities

Governance Best Practices

As part of Dow's commitment to high ethical standards, the Board follows sound governance practices. Effective governance protects the long-term interests of our stockholders and strengthens management accountability. Dow's corporate governance practices are described in more detail beginning on page 23. The Corporate Governance Guidelines and Board Committee Charters are available on the Company's website at *www.dow.com/investors*.

Board Independence	Director Elections	Board Practices	Stock Ownership Requirements	Stockholder Rights	Comprehensive Accountability
11 of 12 Directors are independent	Annual election by majority of votes cast; resignation policy if not elected	Independent Directors regularly hold executive session	Directors subject to stock ownership guidelines	Stockholder right to call special meetings with 25% ownership	Active Board and Committee oversight of priorities, risk management and performance
All Board Committees comprised of independent Directors	Demonstrated Board refreshment emphasizing diverse thought and experience	Annual Board and Committee evaluations	Directors required to hold Company-granted equity awards, which settle upon retirement	No supermajority voting requirements	Industry leading reporting transparency
Strong independent Lead Director with clearly identified role and responsibilities	Director orientation and education programs	Annual review of Board leadership structure and election of independent Lead Director	Hedging or pledging Company stock is prohibited	Eligible stockholders able to nominate directors through proxy access	Diverse and inclusive senior leadership

DIRECTOR NOMINEES

The Board has nominated twelve individuals for election at the 2023 Meeting upon recommendation of the Corporate Governance Committee. The information set forth below and described in more detail beginning on page 39 supports the conclusion that these individuals are highly qualified to serve on the Board.

Director	Other Boards	Public company executive/CEO	Global/ international	Strategic planning and enterprise risk management	Human capital management	Financial and accounting	Manufacturing and industry	Technology and/or cybersecurity	Science and/or academia	Corporate governance	Public policy	Environmental/ climate-related	Social purpose	Marketing and brand management
Samuel R. Allen — Director since: 2019 — Age: 69 — MW (Independent)	1	✓	✓	✓	✓		✓			✓				✓
Gaurdie E. Banister Jr. — Director since: 2020 — Age: 65 — MB (Independent)	1		✓	✓	✓	✓	✓		✓	✓	✓	✓	✓	✓
Wesley G. Bush — Director since: 2018 — Age: 62 — MW (Independent)	2	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	
Richard K. Davis — Director since: 2015 — Age: 65 — MW (Independent)	2	✓	✓	✓	✓	✓		✓		✓	✓	✓	✓	
Jerri DeVard — Director since: 2022 — Age: 64 — FB (Independent)	3	✓	✓	✓	✓	✓		✓		✓			✓	✓
Debra L. Dial — Director since: 2021 — Age: 62 — FW (Independent)	0	✓	✓	✓	✓	✓		✓		✓	✓	✓	✓	✓
Jeff M. Fettig — Director since: 2003 — Age: 66 — MW (Independent)	1	✓	✓	✓	✓	✓	✓			✓				✓
Jim Fitterling — Director since: 2018 — Age: 61 — MWS	1	✓	✓	✓	✓	✓	✓		✓	✓	✓	✓	✓	✓
Jacqueline C. Hinman — Director since: 2018 — Age: 61 — FW (Independent)	1	✓	✓	✓	✓	✓	✓		✓	✓		✓	✓	✓
Luis Alberto Moreno — Director since: 2021 — Age: 69 — ML (Independent)	1		✓	✓	✓	✓		✓		✓	✓	✓	✓	✓
Jill S. Wyant — Director since: 2020 — Age: 51 — FW (Independent)	0	✓	✓	✓	✓		✓	✓		✓		✓	✓	✓
Daniel W. Yohannes — Director since: 2018 — Age: 70 — MB (Independent)	1		✓	✓	✓	✓				✓	✓	✓	✓	

● Audit ● Compensation and Leadership Development ● Corporate Governance ● Environment, Health, Safety & Technology □ Committee Chair

F Female **M** Male **B** Black **L** Latino **W** White **S** LGBTQ+ □ Number of Other Public Company Boards ✓ Independent

As of April 13, 2023. Diversity characteristics and qualifications are based on information self-identified by each Director nominee. Director since reflects cumulative years served as a Dow Director, a TDCC-designated Director serving as a DowDuPont Inc. Director, a member of the DowDuPont Inc. Materials Advisory Committee, or a TDCC Director as applicable.

Qualifications and Composition

The Corporate Governance Committee and the Board believe that the nominees' self-identified qualifications and attributes set forth in this Proxy Statement collectively bring a balance of relevant skills, professional experience, and diversity of backgrounds allowing them to effectively oversee the Company's business.

The diverse composition of the Board provides a balance of perspectives that contribute to the Board's effectiveness in overseeing the business and strategy of the Company. Each of the nominees possess skills and experiences that align with the current needs of the Company. The Corporate Governance Committee and Board have determined that the individuals nominated for election are qualified to serve as Directors of the Company.

 **9/12** **Public company executive / CEO experience**

Directors who hold or have held executive leadership positions possess an understanding of public company considerations and capital structure.

 **12/12** **Strategic planning and enterprise risk management**

Directors who have experience at large/complex organizations (including other board memberships) provide strong oversight of the Company's strategic priorities, corporate and business plans, and enterprise risk management.

 **10/12** **Financial and accounting**

Directors with an advanced understanding of finance and accounting provide strong oversight of the Company's financial reporting and internal controls.

 **6/12** **Technology and/or cybersecurity**

Directors who have experience and/or expertise in technology or cybersecurity, including information security and e-commerce, are particularly important given the Company's focus on digitalization and innovation.

 **12/12** **Corporate governance**

Directors with experience on a public company board enhance the Board's corporate governance practices and increase effectiveness.

 **9/12** **Environmental/climate-related**

Directors with environmental, sustainability or climate-related experience provide strong oversight of the Company's commitments to protect the climate, reduce carbon emissions, eliminate plastic waste and deliver circular economy solutions.

 **9/12** **Marketing and brand management**

Directors with experience in consumer dynamics, corporate brands and end-user markets offer valuable perspective given the Company's customer-centric mindset.

 **12/12** **Global/international**

Directors with global or international work or management experience offer valuable perspective given the global operations of the Company.

 **12/12** **Human capital management**

Directors who have experience in human capital management offer valuable perspective for employee health and safety, work environment and culture, talent development and compensation and benefits.

 **7/12** **Manufacturing and industry**

Directors who have experience in the industry and markets served by the Company offer valuable perspective for business operations and global supply chain.

 **4/12** **Science and/or academia**

Directors who have expertise in the science or academic fields, are particularly important given the Company's focus on research and innovation.

 **7/12** **Public policy**

Directors with public policy and/or legal experience have key insight into the role of regulatory compliance and government affairs affecting the Company.

 **10/12** **Social purpose**

Directors with social purpose strengthen the Company's commitment to inclusion, diversity and equity, corporate citizenship, and social responsibility.



Tenure[1]	**Gender**	**Ethnicity**	**Independence**
Average ~5 years	33% Women	33% U.S. Ethnic Minorities	92% Independent

- 0-5 years
- 5-10 years
- 10+ years

- Men
- Women

- White
- Black
- Latino

- Independent
- Non-Independent

1   Reflects cumulative years served as a Dow Director, a TDCC-designated Director serving as a DowDuPont Inc. director, a member of the DowDuPont Inc. Materials Advisory Committee, or a TDCC Director as applicable as of April 13, 2023.

Board Leadership Structure

The Board's leadership structure is regularly reviewed, and it is recognized that the combination or separation of the CEO and Chairman roles are driven by the needs of the Company at a particular time. Currently, the roles are combined with Jim Fitterling serving as Chairman and CEO and Richard K. Davis serving as the independent Lead Director. For more information, see the section titled "Board Leadership Structure" on page 24.



Chair & CEO	**Independent Lead Director**	**Primary Responsibilities of the Independent Lead Director:**
Extensive industry experience and knowledge of business operations, risks and strategy implementation	Corporate Governance Guidelines require clear responsibilities to ensure independent Board oversight	• Leads executive sessions of the independent Directors with focus on Board effectiveness • Sets and approves Board agenda and materials and calls Board meetings in consultation with the Chairman and Committee Chairs
Liaison between stockholders, Directors and employees with accountability for Company performance	Significant experience with corporate governance and public company management	• Serves as a liaison between the Chairman and the independent Directors • Serves as primary Board contact for stockholder communications with the independent Directors

Balanced Leadership Structure

- Supporting governance practices ensure a strong and independent Board
- Effective leadership protects long-term interests of stockholders and strengthens management accountability

Board Committees

The Board actively engages with management in oversight and stewardship of the Company's strategy; environmental, social and governance leadership; risk management; and overall performance. Committees comprised of independent Directors assist the Board in carrying out its responsibilities. Committees operate pursuant to a written charter with clearly defined areas of responsibility and risk oversight as outlined below. Each Committee reports to the Board on the topics discussed and actions taken at each Committee meeting for consideration by the full Board. Committee membership, responsibilities and areas of risk oversight are described in more detail beginning on page 25.

Driving Performance with Strong Leadership and Governance

In 2022, the Board and its Committees continued to improve transparency and accountability by outlining clear oversight responsibilities for our environmental, social and governance priorities directly in the Board Committee Charters, and aligned with management reporting lines as summarized in the table below.

BOARD OVERSIGHT	**Environment, Health, Safety & Technology Committee**		**Compensation & Leadership Development Committee**	**Corporate Governance Committee**	**Audit Committee**
*The Board **actively oversees and engages with management** in stewardship of the Company's strategy, risk management and overall performance*	Environmental performance, health, safety, community, corporate citizenship, social responsibility, public policy, sustainability, climate, science and technology		ID&E, work environment and culture, remuneration and incentives to drive accountability and progress on the company's financial and enviromental, social and governance performance	Corporate governance framework, board composition and performance, governance best practices, compliance with legal and regulatory requirements and reporting frameworks	External reporting, risk management, internal controls, compliance with legal and regulatory requirements and reporting frameworks
MANAGEMENT & ACCOUNTABILITY	**Environmental Performance**	**Community**	**Inclusion, Diversity & Equity**	**Corporate Governance**	
*Company **executive management actively lead** cross-functional efforts to **set strategy**, oversee the activities related to **assessing and managing relevant risks/opportunities**, and **engage key stakeholders** across our priorities*	▪ ESG Steering Team ▪ Climate Steering Team ▪ Circularity PMO ▪ Science & Technology Advisory Council (STAC) ▪ Sustainability External Advisory Council (SEAC)	▪ Global Citizenship Office ▪ Community Action Panels ▪ Dow Company Foundation Board	▪ Office of Inclusion ▪ President's Inclusion Council ▪ Senior Leaders' Inclusion Council ▪ Joint Inclusion Council ▪ Executive Compensation	▪ Office of the Corporate Secretary ▪ Office of Ethics and Compliance	▪ Annual INtersections report, including limited assurance by our external auditing firm

Executive Compensation

The objectives of Dow's compensation program are set by the Compensation and Leadership Development Committee. While the compensation discussion included in this Proxy Statement focuses on the administration of pay for the Company's NEOs, the philosophies and programs apply broadly across the Company's employee population. Dow's pay for performance programs and offerings—including Base Pay, the Annual Performance Award and LTI programs—are designed to be equitable and fair.



AMBITION

To become the most innovative, customer-centric, inclusive and sustainable materials science company

FINANCIAL PRIORITIES

Profitable Growth

Disciplined Capital Allocation

Low-Cost Operating Model

Best-Owner Mindset

Executive compensation strongly linked to strategic priorites & performance

LEADERSHIP COMPENSATION METRICS

Short-Term
Operating EBIT
Free Cash Flow
Inclusion & Diversity
Sustainability

Long-Term
Operating ROC
Cumulative Cash from
  Operations
Relative TSR
Carbon Emissions Reduction

Management incentives squarely aligned with shareholder interests

KEY EXECUTIVE COMPENSATION PRACTICES

The compensation programs are described in more detail in the CD&A section beginning on page 54. The following table summarizes the Company's key executive compensation practices:

✓ Strong pay for performance alignment among executive compensation outcomes, individual performance and Company financial, strategic and operational performance	✓ Stock ownership requirements of six times base salary for the CEO and four times base salary for the other NEOs
✓ Stockholder engagement and feedback considered in executive compensation design	✓ Clawback policy
	✓ Anti-hedging/anti-pledging policies applicable to Directors and executive officers
✓ Compensation program structure designed to discourage excessive risk taking	✓ Stock incentive plans prohibit option repricing, reloads, exchanges and options granted below market value without stockholder approval
✓ No change-in-control agreements	
✓ No excise tax gross-ups	✓ 100% independent Compensation and Leadership Development Committee
✓ Modest perquisites	
✓ Carefully considered Compensation Peer Group with regular Compensation and Leadership Development Committee review	✓ Independent Compensation Consultant reporting to the Compensation and Leadership Development Committee
✓ Each component of target pay benchmarked to median of the Compensation Peer Group	✓ Regular review of the Compensation and Leadership Development Committee Charter to ensure best practices and priorities

Stockholder Engagement

Throughout the year, members of the management team, and select members of the Board, continued extensive outreach to stockholders, engaging with investors who collectively held more than 50 percent of outstanding shares of common stock of the Company held by institutional stockholders. During this outreach, the management team and Board updated investors on a range of topics, and gained an understanding of the perspectives and concerns of investors. The management team and Board carefully consider the feedback from these meetings, as well as stockholder support for our most recent advisory vote on executive compensation, when reviewing the business, corporate governance and executive compensation profiles.

Who We Engage:	How We Engage:	Who Participates:
• Institutional Investors • Sell-side Analysts • Retail Stockholders • Pension Funds • Holders of Bonds • Proxy Advisory Firms • Rating Agencies/Firms • Investor Coalitions	• One-on-one and group meetings in-person and virtually • Quarterly earnings calls • Industry and sell-side presentations and conferences • Company-hosted events and presentations • Written and electronic communications	• Executive Management • Investor Relations • Senior Leadership • Subject Matter Experts • Board of Directors

Key Topics of Engagement:

- Sustainability, corporate citizenship and social impact priorities and initiatives
- Overall business strategy
- Current business conditions
- Financial updates
- Business continuity and actions through the pandemic
- Key value chain product capacities
- Corporate governance practices
- Executive compensation

Key Engagement Resources:

• Dow's Website *investors.dow.com* • Quarterly Earnings • Annual Proxy Statement • Annual Report • Annual Meeting • October 2021 Investor Day	• INtersections Report • Public events and presentations • SEC Filings • Disclosures to various ratings assessors

The Company continually evaluates enhancements to our corporate governance, ESG and executive compensation practices, and appreciates engaging key stakeholders—including our stockholders—in the evaluation of these enhancements. For example, as we made the following recent decisions:

- We reinforced our focus on near-term investments in higher-return, lower-risk, and faster-payback investments, while remaining committed long-term to our transformational Decarbonize and Grow strategy

- We expanded our "Stop the Waste" sustainability target to "Transform the Waste," with a new commitment to commercialize 3 million metric tons of circular and renewable solutions annually by 2030

- Key to achieving our 2030 GHG emissions reduction target, we established detailed GHG emission reduction plans for Scopes 1 and 2 for the top 25 Dow manufacturing sites

- We issued our second comprehensive INtersections report, which builds on 18 consecutive years of voluntary sustainability reporting and three years of inclusion and diversity reporting, and raised the bar with improved carbon emissions and circularity reporting, climate risk disclosures, and greenhouse gas intensity metrics

- We maintained our clear link to pay for performance in our Performance Share Unit program design by committing to define our Scope 3 carbon emission exposures for purchased goods and services, fuel and energy related activities, and transportation/distribution by year-end 2023

- Further improved transparency and accountability by launching a "Protect the Climate" webpage at *https://corporate.dow.com/en-us/science-and-sustainability/protects-the-climate*, to provide one location for progress updates on our carbon emission reduction initiatives

- We continued our focus on Board succession planning and refreshment—electing one new Director in 2022 (Jerri DeVard) and continue to outpace S&P 500 for board diversity

Corporate Governance

Dow is committed to applying sound corporate governance and leadership principles and practices. The Board has adopted a number of policies to support the Company's values and good corporate governance, which are important to the success of the Company's business and in advancing stockholder interests.

CORPORATE GOVERNANCE GUIDELINES

The Board adopted corporate governance guidelines designed to assist Dow and the Board in implementing effective corporate governance practices. The governance guidelines are reviewed regularly by the Corporate Governance Committee in order to continue serving the best interests of Dow and its stockholders. Among other things, these guidelines delineate the Board's responsibilities, independence, leadership structure, qualifications, election, annual self-evaluation, and access to management and advisors.

The Company's corporate governance guidelines, practices and policies are available on the Company's website at *www.dow.com/investors*, including:

✓ Corporate Governance Guidelines

✓ Bylaws

✓ Certificate of Incorporation

✓ Director Independence Standards

✓ Board Committee Charters and Membership

✓ Code of Conduct

✓ Code of Financial Ethics

✓ Human Rights

✓ Responsible Sourcing: Conflict Minerals

✓ U.S. Public Policy and Political Engagement

DIRECTOR INDEPENDENCE

The Board has assessed the independence of each non-employee Director in accordance with the standards of independence of the NYSE, SEC rules and as described in the Corporate Governance Guidelines. Based upon these standards, the Board has determined that each of the following Director nominees are independent: Samuel R. Allen, Gaurdie E. Banister Jr., Wesley G. Bush, Richard K. Davis, Jerri DeVard, Debra L. Dial, Jeff M. Fettig, Jacqueline C. Hinman, Luis Alberto Moreno, Jill S. Wyant and Daniel W. Yohannes. These independent Director nominees constitute a "substantial majority" of the Board, consistent with the Corporate Governance Guidelines. The Corporate Governance Committee, as well as the Board, will review relationships that Directors may have with the Company and members of management at least annually to make a determination as to whether there are any material relationships that would preclude a Director from being independent.

All members of the Audit, Compensation and Leadership Development, Corporate Governance and Environment, Health, Safety & Technology Committees are independent Directors under the Corporate Governance Guidelines and applicable regulatory and listing standards.

BOARD LEADERSHIP STRUCTURE

The Board is responsible for broad corporate policy and overall performance of the Company through oversight of management and stewardship of the Company. Among other duties, the Board has responsibility for overseeing the strategy, environmental, social and governance priorities and risk management for the Company. The Board appoints the Company's officers, assigns to them responsibility for management of the Company's operations, and reviews their performance.

The Board recognizes that the leadership structure and combination or separation of the CEO and Chairman roles are driven by the needs of the Company. As a result, no policy exists requiring combination or separation of leadership roles. This determination is made on an annual basis by the Board, which allows the Board the flexibility to make changes to Board leadership that are in the best interests of the Company and its stockholders. As a part of that process, the Board reviews whether the existing leadership structure provides strong independent oversight while balancing the need for extensive knowledge of business operations, risks and strategy implementation and accountability for Company performance. Regardless of the specific board leadership structure, the Company has always incorporated a strong defined leadership role for an independent Director, as described below.

Currently, the roles of Chairman and CEO are combined with Jim Fitterling serving as Chairman and CEO and Richard K. Davis serving as the independent Lead Director. Mr. Fitterling's 39-year tenure and multiple roles with the Company and in the industry makes him uniquely suited to facilitate the Board's governance oversight of strategy and safe and effective business operations. Mr. Fitterling's familiarity with and knowledge of our business are unmatched. Furthermore, he has a long history of leadership in reporting transparency and sustainability disclosures. Mr. Fitterling has also led the Company's extensive sustainability strategy, which includes robust public policy development on a national and international level, such as launching the Company's aggressive and ambitious targets to become carbon neutral by 2050 and to help eliminate plastic waste. Mr. Davis, the Company's independent Lead Director, has significant experience in corporate governance and public company management as a current and former director on other public company boards and a former CEO of a large public company.

In accordance with best practices and the Company's Corporate Governance Guidelines, the independent Directors elect a Lead Director from among their membership. In order to be selected to serve as the independent Lead Director, an individual must have served at least one full year on the Board, effectively communicate and engage with the other independent Directors, and possess public company and corporate governance experience. The determination regarding who should serve as the independent Lead Director is made annually. As part of the Company's ongoing board refreshment activities, the Board announced its decision to elect Mr. Davis as its new independent Lead Director following the 2021 Annual Meeting of Stockholders. Mr. Davis was elected for a second time following the 2022 Annual Meeting of Stockholders.

The independent Lead Director has clearly defined leadership authority and responsibilities including:

- leadership of and determining the agenda for executive sessions of the independent Directors or other meetings at which the Chairman is not present;
- authority to call meetings of the independent Directors;
- coordinating with the Chairman to call Board meetings;
- serving as a liaison between the Chairman and the independent Directors;
- facilitating communication between the Board and management;
- conferring with the Chairman and the independent Directors on matters of importance that may require Board action or oversight;
- coordinating with the Chairman and Committee chairs to set and approve the Board schedule and agenda to assure sufficient consideration of all agenda items;

- determining the appropriate materials to be provided to the Board;

- serving as focal point for stockholder communications with the independent Directors and requests for consultation addressed to independent members of the Board;

- the ability to retain outside professionals on behalf of the Board as the Board may determine is necessary or appropriate; and

- such other functions as the Board may direct from time to time.

The Board believes that its independence and effective oversight of management is enabled through the Company's strong corporate governance practices and safeguards currently in place, including the election of a separate independent Lead Director with significant responsibilities, the use of executive sessions, the Board's robust Committee structure with each Committee comprised of independent Directors and chaired by an independent Director, and annual review of the leadership structure.

The Board supports this balanced leadership structure as the right structure for Dow at this time, providing effective leadership, management accountability and alignment with long-term interests of stockholders.

BOARD COMMITTEES

In addition to diverse and highly skilled members with relevant expertise, Dow's Board has well-defined committees that actively oversee the Company's strategy, environmental, social and governance priorities, risk management and overall performance. The responsibilities of each Board Committee are stated in the Bylaws and in their respective Committee Charters. The Board, upon the recommendation of the Corporate Governance Committee, annually elects members and a chair to each Committee and has the authority to change Committee chairs, memberships and the responsibilities of any Committee as set forth in the Bylaws.

The Board currently has four Committees (individually a "Committee" and collectively the "Committees"). A brief description of the Committees, their responsibilities and Committee member assignments as of the date of this Proxy Statement are provided below. Each Committee reports to the Board on the topics discussed and actions taken at each Committee meeting for consideration by the full Board. The Committees work together and with the Board to help ensure that the Committees and the Board have received all information necessary to permit them to fulfill their duties and responsibilities.

Chair: Richard K. Davis



100%

Member Independence



95%

2022 Average Attendance Number of Meetings: 9

Financial Expertise: The Board has determined that all members of the Audit Committee are financially literate and audit committee financial experts within the meaning of applicable regulatory and listing standards.

A summary of the preapproval policies and procedures for services performed by the independent registered public accounting firm is included in Agenda Item 3 in this Proxy Statement.

AUDIT COMMITTEE







Wesley G. Bush   Richard K. Davis   Jerri DeVard   Debra L. Dial   Daniel W. Yohannes

Key Responsibilities:

- Nominates, engages and replaces, as appropriate, the Company's independent registered public accounting firm, subject to stockholder ratification, to audit the Company's consolidated financial statements and approves its annual compensation.

- Meets periodically with management to discuss current and, if any, proposed, guidelines and policies governing the processes used to assess, monitor and control the Company's major risk exposures, including climate-related or financial risk exposures, as well as, if any, actual major risk exposures.

- Provides oversight on the external reporting process and the adequacy of the Company's internal controls.

- Reviews the internal control framework and centralized processes related to the Company's environmental, social and governance reporting in conjunction with the Corporate Governance Committee.

- Reviews with management, and any external firm retained for this purpose, assurances provided on the assertion that the environmental, social and governance disclosures referenced in the Company's annual INtersections report are presented in accordance with applicable reporting frameworks and resolves any issues, difficulties or disagreements encountered during the course of such review.

- Reviews and approves the Company's global tax strategy and policy.

- Reviews the Company's cybersecurity program and information security policies and procedures, including risk assessment and mitigation strategies.

- Reviews effectiveness of the Company's systems, procedures and programs designed to promote and monitor compliance with applicable laws and regulations and receives prompt reports on any compliance matter that could adversely impact the Company's external reporting process or adequacy of internal controls.

- Reviews and appraises audit activities of the Company's independent registered public accounting firm and the Company's internal auditors.

- Reviews independence of the Company's independent registered public accounting firm.

- Establishes procedures for the receipt, retention and resolution of complaints regarding accounting, internal controls or auditing matters.

Chair: Jeff M. Fettig



100%

**Member
Independence**



100%

**2022 Average Attendance
Number of Meetings: 5**

COMPENSATION AND LEADERSHIP DEVELOPMENT COMMITTEE

     

| Samuel R. Allen | Gaurdie E. Banister Jr. | Jeff M. Fettig | Jacqueline C. Hinman | Luis Alberto Moreno | Jill S. Wyant |

Key Responsibilities:

- Reviews and monitors the Company's work environment and culture including ID&E philosophy, commitment and results.

- Assesses current and future senior leadership talent for Company officers and assists the Board in succession planning for the roles of Chairman and CEO.

- Evaluates the performance of the Chairman and the CEO in light of the goals and objectives set by the Committee and, together with the other independent members of the Board and compensation consultants, determines and approves the compensation of the Chairman and the CEO based on this evaluation.

- Recommends and approves the principles guiding the Company's executive officer compensation and benefits plans, other compensation and benefits plans, as well as incentive compensation payout metrics to drive accountability and progress on the Company's financial and environmental, social and governance performance.

- Reviews the Company's incentive compensation arrangements to determine whether they encourage excessive risk-taking and evaluates compensation policies and practices that could mitigate any such risk.

- Reviews and approves incentive compensation payout metrics to drive accountability and progress on the Company's financial and environmental, social and governance performance.

- Reviews perquisites or other personal benefits provided to the Company's executive officers and Directors and recommends any changes to the Board.

- Reviews and approves the terms of any compensation "clawback" or similar policy or agreement between the Company and the Company's executive officers or senior leadership.

- In coordination with other Committees of the Board, reviews and, as applicable, approves information relating to compensation and benefits, human capital, ID&E, work environment and culture, and talent management for inclusion in the Company's annual INtersections report or SEC filings.

Chair: Samuel R. Allen



100%

Member Independence



100%

2022 Average Attendance Number of Meetings: 5

CORPORATE GOVERNANCE COMMITTEE

    

Samuel R. Allen   Wesley G. Bush   Richard K. Davis   Jeff M. Fettig   Jacqueline C. Hinman

Key Responsibilities:

- Oversees and monitors environmental, social and governance matters, including stockholder engagement and governance best practices.

- Establishes the process for identifying and evaluating Director nominees, determines the qualifications, qualities, skills and other expertise required to be a Director, and recommends to the Board nominees for election to the Board.

- Reviews the composition of the Board and recommends refreshment to meet the evolving needs of the Company and maintain an appropriate balance of qualifications and composition.

- Monitors the functioning of Board Committees and oversees the annual assessment of the Board and its Committees.

- Oversees the Company's corporate governance practices, including reviewing and recommending to the Board for approval any changes to the Company's Certificate of Incorporation, Bylaws, Board leadership structure, Corporate Governance Guidelines and Board Committee Charters.

- Reviews and approves any transaction between the Company and any related person in accordance with the Company's related person transaction approval policy.

- Oversees the Company's orientation program for new Directors and a continuing education program for current Directors.

- Reviews the internal control framework and centralized processes related to the Company's environmental, social and governance reporting in conjunction with the Audit Committee.

- In coordination with other Committees of the Board, reviews and, as applicable, approves information relating to governance policies, practices and performance for inclusion in the Company's annual INtersections report or SEC filings.

Chair: Jacqueline C. Hinman



100%

Member Independence



98%

2022 Average Attendance Number of Meetings: 5

ENVIRONMENT, HEALTH, SAFETY & TECHNOLOGY (EHS&T) COMMITTEE



| Gaurdie E. Banister Jr. | Wesley G. Bush | Jerri DeVard | Debra L. Dial | Jacqueline C. Hinman | Luis Alberto Moreno | Jill S. Wyant | Daniel W. Yohannes |

Key Responsibilities:

- Assesses current aspects of the Company's environment, health and safety policies and performance and makes recommendations to the Board and the management of the Company with regard to promoting and maintaining superior standards of performance, including processes to ensure compliance with applicable laws and regulations.

- Oversee risk management associated with environment, health and safety policies and operations, emerging regulatory developments, reporting and compliance.

- Oversees and advises the Board on environmental, social and governance matters and on matters impacting corporate social responsibility.

- Oversees and advises the Board on the Company's corporate citizenship, including public policy, philanthropy and corporate reputation.

- Oversees and advises the Board on the Company's sustainability commitments and progress including efforts to protect the climate, reduce carbon emissions, eliminate plastic waste and deliver circular economy solutions.

- Regularly review the Company's science and technology capabilities in relation to its strategies and plans and makes recommendations to the Board and the management of the Company with the goal of continually enhancing the Company's science and technology capabilities and protecting its intellectual property.

- Oversees the Company's policies relating to, and reviews an annual report on, political contributions and lobbying expenses.

- In coordination with other Committees of the Board, reviews and, as applicable, approves information relating to environmental and social policies, practices and performance for inclusion in the Company's annual INtersections report or SEC filings.

BOARD'S ROLE IN THE OVERSIGHT OF STRATEGY AND PRIORITIES

The Board is responsible for overseeing the Company's strategy development and planning process including annual review of the corporate and business plan. The Board is also responsible for overseeing the environmental, social and governance priorities of the Company, including its path to net zero, ensuring transparency and accountability. Each Committee is responsible for oversight of specific strategic and environmental, social and governance areas relevant to their respective Charters. Throughout the year and at every Board meeting, the Board receives information and updates from management and actively engages with senior leaders with respect to management's execution of the corporate and business plans as well as progress on environmental, social and governance priorities including sustainability targets and ID&E initiatives. The Board and management review the Company's short and long-term strategic priorities throughout the year, and dedicate time at each Board meeting for appropriate discussion.

Committee	Areas of Responsibility
Audit Committee	External reporting, risk management, internal controls, compliance with legal and regulatory requirements and environmental, social and governance reporting frameworks
Compensation and Leadership Development Committee	ID&E, work environment and culture, remuneration and incentives to drive accountability and progress on the Company's financial and environmental, social and governance performance
Corporate Governance Committee	Corporate governance framework, board composition and performance, governance best practices, compliance with legal and regulatory requirements and environmental, social and governance reporting frameworks
Environment, Health, Safety & Technology Committee	Environmental performance, health, safety, community, corporate citizenship, social responsibility, public policy, sustainability, climate, science and technology

Although each Committee is responsible for overseeing the management of certain responsibilities as described above, the full Board is regularly updated by the Committees, management and senior leaders. This enables the Board and the Committees to coordinate oversight and the relationships among the various priorities of the Company.

BOARD'S ROLE IN THE OVERSIGHT OF RISK MANAGEMENT

The Board is responsible for overseeing overall risk management for the Company, including review and approval at least annually of the enterprise risk management approach and process implemented by management to identify, assess, manage and mitigate risk. Each Committee is responsible for oversight of specific risk areas relevant to their respective Charters. Risk management is considered a strategic priority within the Company, and responsibility for managing risk rests with management while the Committees and the Board as a whole provides oversight.

Enterprise Risk Management Approach and Process

The enterprise risk management approach and process identifies, assesses, manages and mitigates risks. Risks are assessed on an annual basis using a broad range of inputs, both internal and external to Dow, including, but not limited to, strategic alignment; interrelation of risks; macroeconomic, industry, sustainability, geopolitical and regulatory trends; operations and safety; financial performance, including investor and rating agency perspectives; regulatory and compliance actions; market dynamics; and, top risks highlighted by sources such as the World Economic Forum. Risks are then reviewed and categorized based on the potential impact and likelihood of a significant event occurring within the next five years. The results are reviewed by a diverse, cross-functional leadership team representing each of Dow's businesses, functions and geographic regions. Each risk is assigned to a member of the leadership team and, if needed, internal subject matter experts accountable for a mitigation plan. Key risks that have specified mitigation actions are reviewed more regularly in leadership team meetings. Key risks, including short and intermediate term risks, and emerging risks are also regularly evaluated at meetings of the Committees and Board, including risks with economic, environmental and social impacts. In addition, the Board believes that having an independent Lead Director enhances the Board's independent oversight of the Company's risk mitigation efforts by enabling consultation between the Chairman and independent Lead Director on time-sensitive or urgent risks. Principal risks which may negatively impact the future results of the Company are reviewed at least quarterly and a detailed discussion is included in the section titled "Risk Factors" in the Company's Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q.

Risks may also be reassessed from time to time based on factors such as changes in the external and macroeconomic environment, concerns identified by management or the Board, or through detection in Dow's internal work processes.

Committee Responsibilities in the Oversight of Risk Management

The Audit Committee is responsible for overseeing that management implements and follows the risk management approach and process and for coordinating the outcome of reviews by the other Committees in their respective risk areas.

Committee	Areas of Risk Management Oversight Responsibility
Audit Committee	Risk management process; management and effectiveness of accounting, auditing, external reporting, ethics, compliance and internal controls, and cybersecurity
Compensation and Leadership Development Committee	Executive compensation and benefits policies, practices and disclosures, leadership succession planning and talent management, work environment and culture
Corporate Governance Committee	Director independence, Board refreshment and succession planning, overall Board effectiveness, potential conflicts of interest and other governance, reporting and compliance matters
Environment, Health, Safety & Technology Committee	Environment, health and safety policies and operations, emerging regulatory developments, sustainability, climate, reporting and compliance matters

Although each Committee is responsible for overseeing the management of certain risks as delegated to such Committees by the full Board, the Committees report back to the full Board regarding the risks described above. This enables the Board and the Committees to coordinate risk oversight and the relationships among the various risks faced by the Company.

CYBERSECURITY AND INFORMATION SECURITY

Dow's Information Systems organization led by Dow's Chief Information and Digital Officer, is responsible for administration of the cybersecurity and information security framework and risk management, with oversight by the Audit Committee. The Audit Committee receives information and updates at least quarterly and actively engages with senior leaders, including the Chief Information and Digital Officer and Chief Information Security Officer, with respect to the effectiveness of the Company's cybersecurity and information security framework, data privacy, and risk management. In addition, the Audit Committee receives reports summarizing threat detection and mitigation plans, audits of internal controls, training and certification, and other cyber priorities and initiatives, as well as timely updates from senior leaders on material incidents relating to information systems security. The Audit Committee includes members with significant cybersecurity experience.

Dow has a comprehensive cybersecurity and information security framework that includes risk assessment and mitigation through a threat intelligence-driven approach, application controls, and enhanced security with ransomware defense. The framework leverages International Organization for Standardizations (ISO) 27001/27002 standards for general information technology controls, International Society of Automation (ISA) / International Electrotechnical Commission (IEC) standards for industrial automation, the National Institute of Standards and Technology (NIST) Cyber Security Framework for measuring overall readiness to respond to cyber threats, and Sarbanes-Oxley (SOX) for assessment of internal controls. Dow contracts with external auditing firms bi-annually to assess Dow's cyber security controls relative to its peers using the NIST Cyber Security Framework. Dow also has a third-party risk management program that assesses risks from vendors and suppliers. In addition, the Company maintains business continuity and disaster recovery plans as well as a cybersecurity insurance policy.

Dow has established and mature cybersecurity and information security awareness training programs. Formal training on topics relating to the Company's cybersecurity, data privacy and information security policies and procedures is mandatory at least annually for all employees, contractors and third parties with access to the Company's network. Training is administered and tracked through online learning modules. Training topics include how to escalate suspicious activities including phishing, viruses, spams, insider threats, suspect human behaviors or safety issues. Based on role and location, some employees receive additional in-depth training to provide more comprehensive knowledge on potential risks related to their individual job responsibilities.

Training is supplemented through regular Company communications with frequent updates to educate on the latest adversary trends and social engineering techniques. Additionally, Dow engages in cyber crisis response simulations to assess Dow's ability to adapt to information and operational technology threats. Improper or illegitimate use of the Company's information system resources or violation of the Company's information security policies and procedures is subject to disciplinary action.

Dow's security posture is supported by a comprehensive defense-in-depth strategy that relies on layers of technology including Multi-Factor Authentication (MFA) and principles of Zero Trust to ensure that access to information and communication is vetted and secure. Additional information regarding cybersecurity and information security at Dow can be found in the Company's annual INtersections report available at *www.dow.com/investors*.

Dow is not aware of any material incidents relating to Dow or third-party information systems security affecting the safety of Dow's operations or ability to serve customers or significant breaches of personal information in the past three years. Dow has had no fines from data protection authorities in the past three years.

CODE OF CONDUCT

The Board has adopted a Code of Conduct, which guides behavior and sets expectations for ethical conduct on matters ranging from health and safety in the workplace, to conflicts of interest, bribery, corruption, sustainability and citizenship (the "Code"). The Board also adopted a Code of Financial Ethics applicable to the principal executive officer, principal financial officer, principal accounting officer and controller. The full text of these codes, our position on human rights and our commitment to responsible sourcing are available on the Company's website at *https://corporate.dow.com/en-us/about/legal/conduct.html*. In addition, Dow will disclose on its website any waiver of or amendment to the Code requiring disclosure under applicable rules.

The Dow Office of Ethics and Compliance (the "OEC"), led by its Director of the OEC, who serves in the capacity as the Company's chief compliance officer and reports to the Company's General Counsel, is responsible for administration of the Code and the Company's ethics and compliance programs, with oversight by the Audit Committee and the Corporate Governance Committee.

The Code applies to all Directors, officers, and full and part-time employees of Dow, and its wholly-owned subsidiaries, as well as joint ventures that adopt the Code. All employees and officers are required to complete training annually to assure they understand how the Code applies to their jobs, where to obtain guidance for questions and concerns and how to report violations. All Directors, officers and employees must certify each year that they will comply with the Code.

Through the Code of Business Conduct for Suppliers, we continue to engage suppliers (including independent contractors and suppliers providing contract labor) globally and communicate our mandatory requirements and expectations that all suppliers are compliant with applicable regulations and Dow's values. We also continually review and refresh the Code of Business Conduct for Suppliers, completing a full analysis of our current standards and industry best practices to ensure that we're holding our suppliers to the highest standards regarding ethics, sustainability, human rights, and environmental health and safety. The requirements of the Code of Business Conduct for Suppliers are built into all new and existing supplier contracts, to ensure they are contractually enforceable. Dow reserves the right to audit supplier compliance at any time. In the case where we identify less-than-adequate supplier practices, we reserve the right to discontinue business with the supplier. More information about Dow's mandatory requirements and expectations for suppliers and a copy of the Code of Business Conduct for Suppliers can be found at *https://corporate.dow.com/en-us/about/suppliers/info/expectations*.

The OEC maintains a confidential help line and website for those who wish to ask questions about Dow policy, seek guidance on specific situations, report in good-faith violations of the Code or Code of Business Conduct for Suppliers, or other unethical business practices. The Dow EthicsLine is a safe, reliable and convenient method to report ethical concerns, and allows anonymous reports when legally permissible. It is available globally, with multilingual capabilities, 24 hours a day, seven days a week. Dow welcomes and encourages people to speak up and raise concerns about improper conduct. Retaliatory treatment of any kind is strictly prohibited and will not be tolerated against whistleblowers who report a potential violation in good faith. More information about the Dow EthicsLine can be found at *www.dowethicsline.com*.

Throughout the year and at least annually, the Board receives information and updates from management and actively engages with senior leaders with respect to the effectiveness of the Company's ethics and compliance programs and policies relating to ethical handling of conflicts of interest and reported concerns about potential misconduct. In addition, the Audit Committee receives periodic reports summarizing questions and concerns received and investigated, training and certification status, and other OEC initiatives, and actively engages with the Director of the OEC. The Audit Committee and Corporate Governance Committee regularly review and recommend to the Board for approval any changes to the Company's Code of Conduct and Code of Financial Ethics (and any waivers as may be granted in accordance with such codes).

POLITICAL ENGAGEMENT AND DISCLOSURE

Government policy is one of the most powerful external forces affecting Dow today. New laws and changes to existing laws can fundamentally impact the Company's operations and the markets where it does business – and in turn, the Company's bottom line, thereby affecting Dow and its subsidiaries, employees, retirees, suppliers, customers, communities and stockholders. Because the impact of government policy is critical to the Company's success, Dow actively participates in both policymaking and political processes, through legal advocacy efforts and by making political contributions to candidates, parties and causes.

Dow is committed to the highest standard of ethical conduct in its involvement in policymaking and the political process. As part of Dow's commitment to transparency, our political engagement and trade association policies, as well as information on Dow's lobbying expenditures and corporate political contributions are available on the Company's website at *https://corporate.dow.com/en-us/about/legal/conduct/us-public-policy.html*.

The Environment, Health, Safety & Technology Committee has oversight responsibilities for the Company's involvement in government policy and disclosure on corporate political spending activities.

STOCKHOLDER ENGAGEMENT

Throughout the year, members of the management team, and select members of the Board, continued extensive outreach to stockholders, engaging with investors who collectively held more than 50 percent of outstanding shares of common stock of the Company held by institutional stockholders. During this outreach, the management team and select members of the Board updated investors on a range of topics, and also gained an understanding of the perspectives and concerns of investors. The management team and Board carefully consider the feedback from these meetings, as well as stockholder support for our most recent advisory vote on executive compensation, when reviewing the business, corporate governance and executive compensation profiles.

For more information about Dow's engagement process and demonstrated effectiveness, please see the section titled "Stockholder Engagement" on page 22.

COMMUNICATIONS WITH THE BOARD AND DIRECTORS

Stockholders and other parties interested in communicating directly with the full Board, the Chairman, the independent Lead Director or the independent Directors as a group or individually, may do so by mail addressed to the Office of the Corporate Secretary at 2211 H.H. Dow Way, Midland, Michigan 48674 or via email to directors@dow.com.

The independent Directors have approved procedures for handling correspondence received by the Company and addressed to the Board, Chairman, the independent Lead Director or the independent Directors individually or as a group. Communications will be distributed to any or all Directors as appropriate, depending upon the individual communication. However, the Directors have requested that communications that do not directly relate to their duties and responsibilities as Directors of the Company be excluded from distribution and deleted from email that they access directly. Such excluded items include "spam"; advertisements; mass mailings; form letters and email campaigns that involve unduly large numbers of similar communications; solicitations for goods, services, employment or contributions; surveys; and individual product inquiries or complaints. Additionally, communications that appear to be unduly hostile, intimidating, threatening, illegal or similarly inappropriate will also be screened for omission by the Office of the Corporate Secretary. Any omitted or deleted communication will be made available to any Director upon such Director's request. Concerns relating to accounting, internal controls, auditing or ethical matters are brought to the attention of the internal audit function and handled in accordance with procedures established by the Audit Committee with respect to such matters.

BOARD, COMMITTEE AND ANNUAL MEETING ATTENDANCE

Dow held six Board meetings and the Committees of the Board collectively held twenty-four meetings for a total of thirty meetings in 2022. All of the Directors attended more than 75 percent of all Board meetings and the meetings of the Committees on which the Director served (during the period in which the Director served), with average Board meeting attendance greater than 97 percent and average overall attendance greater than 96 percent. The Directors are encouraged to attend the annual meetings of stockholders, and all of the Directors and nominees attended the April 14, 2022 meeting.

EXECUTIVE SESSIONS OF DIRECTORS

The independent Directors meet in executive session in connection with each regularly scheduled meeting of the Board, and at other times as they may determine appropriate. During 2022, there were six executive sessions of the Dow Board led by the independent Lead Director. The Committees meet in executive session in connection with each regularly scheduled Committee meeting.

DIRECTOR QUALIFICATIONS AND DIVERSITY

There are certain minimum qualifications for Board membership that Director candidates should possess, including strong values and discipline, high ethical standards, a commitment to full participation on the Board and its Committees, and relevant career experience. The Corporate Governance Committee has adopted guidelines to be used in evaluating candidates for Board membership in order to ensure a diverse and highly qualified Board that, as a whole, reflects a broad range of viewpoints, experiences and expertise. In addition to the characteristics mentioned above, the guidelines provide that candidates should possess individual skills, experience and demonstrated abilities that help meet the current needs of the Board and provide for diversity of membership, such as experience or expertise in some of the following areas: the specific industries in which the Company operates, global business, science and technology, finance and/or economics, corporate governance, public policy, government affairs and prior government service, environmental and/or social impact experience, and experience as chief executive officer, chief operating officer, chief financial officer or other senior leader of a major company. Other factors that are considered include independence of thought, willingness to comply with Director stock ownership guidelines, meeting applicable Director independence standards (where independence is desired) and absence of conflicts of interest. The Corporate Governance Committee may modify the minimum qualifications and evaluation guidelines from time to time as it deems appropriate.

Guidelines for Director qualifications are included in the Corporate Governance Guidelines. The guidelines for Director qualifications demonstrate the Company's commitment to ethnic and gender diversity by requiring that diverse candidates be included in the Company's initial search list for the identification and nomination of Director candidates, and that candidates are evaluated to provide for a diverse and highly qualified Board. The Corporate Governance Committee and the full Board implement and assess the effectiveness of these guidelines and the commitment to diversity by referring to these guidelines in the review and discussion of Board candidates when assessing the composition of the Board and by including questions regarding the diversity of the Board membership in the Board's annual self-evaluations.

DIRECTOR ORIENTATION AND EDUCATION

Directors are active and engaged starting with onboarding. All new Directors participate in a robust orientation to familiarize Directors with the Company's strategic and environmental, social and governance priorities, corporate and business plans, significant financial, accounting and risk management issues including cybersecurity, and governance and ethics policies and compliance processes, including the Code of Conduct. On an ongoing basis, Directors receive materials or briefing sessions regarding the operations of the Company, strategic priorities, environmental, social and governance initiatives and risks. Regularly scheduled Board meetings offer spotlight sessions on key enterprise priorities where internal and/or external experts provide in-depth presentations to Directors.

In 2022, presentations were made on the topics of: the Company's growth platforms, geopolitical trends, global economic outlook and risks, digitalization, and supplier engagement.

In 2022, Directors were invited to tour the innovation lab in Midland, Michigan and the manufacturing facility in Freeport, Texas.

Directors are encouraged to attend appropriate continuing education programs to help them stay current on corporate governance, Board best practices, financial and accounting practices, ethical issues for Directors and management, and similar matters relating to service on a public company board. The Company will reimburse Directors for the reasonable cost of attending accredited education programs for directors of publicly traded companies as deemed appropriate given individual background and specific responsibilities on the Board.

IDENTIFYING DIRECTOR CANDIDATES

Among the Corporate Governance Committee's most important functions is the selection of Directors who are recommended to the Board as candidates for election. The Corporate Governance Committee has adopted a process for identifying new Director candidates. The Corporate Governance Committee has established in its Charter and in the Corporate Governance Guidelines its commitment to include qualified candidates to promote ethnic and gender diversity on the Company's Board and has adopted a process to carry out that commitment. When reviewing and recommending guidelines to evaluate candidates for membership on the Board, the Corporate Governance Committee requires the inclusion of diverse candidates in its initial search list based on self-identified factors such as age, race, gender or sexual identity, ethnicity, culture and nationality and qualifications such as a commitment to inclusion and diversity and knowledge of global matters and international experience. The Corporate Governance Committee also reviews the composition of the Board and recommends refreshment to meet the evolving needs of the Company and maintain an appropriate balance of qualifications and experience, ethnic and gender diversity, and tenure. Recommendations may be received by the Corporate Governance Committee from various sources, including current or former Directors, a search firm retained by the Corporate Governance Committee to assist in identifying and evaluating potential candidates, stockholders, Company executives, and by self-nomination. The Corporate Governance Committee is also open to accepting stockholders' suggestions of candidates to consider as potential Board members as part of the Corporate Governance Committee's periodic review of the size and composition of the Board and its Committees. Such recommendations should be sent to the Corporate Governance Committee through the Office of the Corporate Secretary. The Corporate Governance Committee uses the same robust process to evaluate Director nominees recommended by stockholders as it does to evaluate nominees identified by other sources. Please note the requirements summarized in the section titled "Future Annual Meeting Business" on page x may be applicable.

DIRECTOR CANDIDATE NOMINATIONS THROUGH PROXY ACCESS

The Bylaws set forth procedural and content requirements for director candidate nominations through proxy access. As more specifically provided in the Bylaws, a stockholder or group of up to twenty stockholders owning 3 percent or more of the Company's outstanding shares of common stock continuously for at least three years, may nominate and include in the Company's proxy materials director nominees constituting up to the greater of two individuals or 20 percent of the Board, provided that the stockholder(s) and the nominee(s) satisfy the requirements detailed in the Bylaws. Nominations should be sent to the Office of the Corporate Secretary in accordance with the procedural and content requirements set forth in the Bylaws, the full text of which is available on the Company's website at *www.dow.com/investors*.

SERVICE ON OTHER PUBLIC COMPANY BOARDS

Under the Corporate Governance Guidelines, Directors are expected to advise the Chairman, the independent Lead Director, the Chair of the Corporate Governance Committee and the Secretary in advance of accepting an invitation to serve on a board of directors or audit committee of a public company. It is the policy of the Board that an independent Director may not serve on more than four public company boards (including the Company) and, if an active public company executive, no more than two public company boards (including the Company). Any exception requires a determination by the Board that such service does not impair the ability of the Director to effectively serve on the Company's Board. During 2022 and through the date of this Proxy Statement, no Director exceeded the policy mandates for service on other public company boards.

The simultaneous service on the audit committees of more than three other public companies requires a determination by the Board that such simultaneous service does not impair the ability of such member to effectively serve on the Company's Audit Committee. During 2022 and through the date of this Proxy Statement, no member of the Audit Committee served on more than three other public company audit committees.

BOARD AND COMMITTEE EVALUATION PROCESS

The self-evaluation process is an effective tool in ensuring sound corporate governance practices, which are important to the success of the Company's business and in advancing stockholder interests. As provided in the Corporate Governance Guidelines, Board Committee Charters and the NYSE listing standards, the Board and each of its Committees are required to conduct an annual self-evaluation of its performance with a particular focus on overall effectiveness. The Committees report to the Board on the outcome of their self-evaluations. The self-evaluation process provides valuable insight regarding areas of effectiveness and opportunities for improvement. For example, feedback prompted continued focus during Board and Committee meetings on board diversity, leadership succession planning including opportunities for engagement with next level management, and strategic priorities including carbon neutrality and digitalization.



Determine
Approach
Governance Committee considers the self-evaluation process and timing; sets criteria
Conduct
Evaluation
Formal opportunity for Directors to provide feedback on the Board and its Committees
Review
Feedback
Responses discussed by the Board and each Committee
Take
Action
Opportunities for improvement are identified and addressed
Ongoing
Review
Continuous assessment of effectiveness and performance during executive sessions

BOARD REFRESHMENT AND SUCCESSION PLANNING

All Directors stand for election at each annual meeting of stockholders. The Corporate Governance Committee has responsibility for reviewing the composition of the Board and recommending refreshment to meet the evolving needs of the Company and maintain an appropriate balance of 1) qualifications and experience, 2) ethnic and gender diversity, and 3) tenure of longer-serving Directors with continuity and depth of Company knowledge and new Directors with fresh perspective.

The Corporate Governance Committee reviews the annual Board and Committee self-evaluations to identify additional director qualifications, skills, experience, attributes and diversity that would enhance overall Board effectiveness. The Corporate Governance Committee also considers the size and composition of the Board and its Committee, as well as the Board leadership structure to ensure strong independent oversight and a Board that best meets the evolving needs of the Company.

No Director may stand for reelection to the Board after reaching age 72, unless the majority of the other Directors determines that it is in the best interests of the Company to extend the retirement date for an additional period of time as deemed reasonable and appropriate. Age-based retirement practices help the Board prepare for turnover and engage in succession planning.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Dow and its subsidiaries purchase products and services from and/or sell products and services to companies of which certain of the Directors and executive officers of Dow, or their immediate family members, are employees. The Corporate Governance Committee and the Board have reviewed such transactions and relationships and do not consider the amounts involved in such transactions material. Such purchases from and sales to each company involve less than either $1,000,000 or 2 percent of the consolidated gross revenues of each of the purchaser and the seller, and all such transactions are in the ordinary course of business. Some such transactions are continuing and it is anticipated that similar transactions will occur from time to time.

Agreements With Dow, DuPont and Corteva

On April 1, 2019, DowDuPont Inc. ("DowDuPont" and effective June 3, 2019, n/k/a DuPont de Nemours, Inc. or "DuPont") completed the separation of its materials science business and Dow Inc. became the direct parent company of TDCC and its consolidated subsidiaries. In connection with the separation from DowDuPont, Dow entered into various manufacturing, supply and service-related agreements with DuPont and Corteva, Inc. For more information regarding the separation from DowDuPont, please refer to the Current Report on Form 8-K filed by Dow Inc. with the SEC on April 2, 2019.

RELATED PERSON TRANSACTIONS

The Board has adopted written policies and procedures relating to the approval or ratification of each "Related Person Transaction." Under Dow's policies and procedures, a "Related Person Transaction" is generally any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships, in which (a) the Company is a participant, and (b) any Related Person has or will have a direct or indirect material interest. A "Related Person" is any (a) person who is or was (since the beginning of the last fiscal year for which the Company has filed a Form 10-K and proxy statement, even if they do not presently serve in that role) an executive officer, director or nominee for election as a director of the Company, (b) person who is a greater than 5 percent beneficial owner of the Company's outstanding common stock, or (c) immediate family member of any of the foregoing.

Under the policies and procedures, the Corporate Governance Committee (or its Chair, under some circumstances) reviews the relevant facts of all proposed Related Person Transactions and either approves or disapproves of the entry into a particular Related Person Transaction, by taking into account, among other factors it deems appropriate: (i) the commercial reasonableness of the transaction; (ii) the materiality of the Related Person's direct or indirect interest in the transaction; (iii) whether the transaction may involve a conflict of interest, or the appearance of one; (iv) whether the transaction was in the ordinary course of business; and (v) the impact of the transaction on the Related Person's independence under the Corporate Governance Guidelines and applicable regulatory and listing standards.

No Director may participate in any consideration or approval of a Related Person Transaction for which he or she or any of his or her immediate family members is the Related Person. Related Person Transactions are approved or ratified only if they are determined to be in the best interests of Dow and its stockholders.

If a Related Person Transaction that has not been previously approved or previously ratified is discovered, the Related Person Transaction will be presented to the Corporate Governance Committee for ratification. If the Corporate Governance Committee does not ratify the Related Person Transaction, then the Company either ensures all appropriate disclosures regarding the transaction are made or, if appropriate, takes all reasonable actions to attempt to terminate the Company's participation in the transaction.

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Exchange Act requires the Company's Directors and executive officers and persons who own more than 10 percent of a registered class of the Company's equity securities ("Reporting Persons") to file with the SEC reports on Forms 3, 4 and 5 concerning their ownership of and transactions in the common stock and other equity securities of the Company, generally within two business days of a reportable transaction. As a practical matter, the Company seeks to assist its Directors and executive officers by monitoring transactions and completing and filing reports on their behalf.

Based solely upon a review of SEC filings furnished to the Company and written representations that no other reports were required, all Reporting Persons complied with these reporting requirements during fiscal year 2022.

Agenda Item 1

ELECTION OF DIRECTORS

In accordance with the recommendation of the Corporate Governance Committee, the Board has nominated twelve individuals for election as Directors at the 2023 Meeting. Diversity characteristics and qualifications are based on information self-identified by each Director nominee; age is as of April 13, 2023. A biography is included for each nominee beginning on page 42. Directors are elected annually by a majority of votes cast.



Samuel R. Allen
Age: 69
White/Man
Director Since: 2019



Gaurdie E. Banister Jr.
Age: 65
Black/Man
Director Since: 2020



Wesley G. Bush
Age: 62
White/Man
Director Since: 2018



Richard K. Davis
Age: 65
White/Man
Director Since: 2015



Jerri DeVard
Age: 64
Black/Woman
Director Since: 2022



Debra L. Dial
Age: 62
White/Woman
Director Since: 2021



Jeff M. Fettig
Age: 66
White/Man
Director Since: 2003



Jim Fitterling
Age: 61
White/Man/LGBTQ+
Director Since: 2018



Jacqueline C. Hinman
Age: 61
White/Woman
Director Since: 2018



Luis Alberto Moreno
Age: 69
Latino/Man
Director Since: 2021



Jill S. Wyant
Age: 51
White/Woman
Director Since: 2020



Daniel W. Yohannes
Age: 70
Black/Man
Director Since: 2018

QUALIFICATIONS AND COMPOSITION

The Corporate Governance Committee and the Board believe that the qualifications and attributes set forth in this Proxy Statement for the nominees support the conclusion that these individuals are qualified to serve as Directors of the Company and collectively bring a balance of relevant skills, professional experience, and diversity of backgrounds allowing them to effectively oversee the Company's business.

Director	Other Boards / Independent	Public company executive/CEO	Global/ international	Strategic planning and enterprise risk management	Human capital management	Financial and accounting	Manufacturing and industry	Technology and/or cybersecurity	Science and/or academia	Corporate governance	Public policy	Environmental/ climate-related	Social purpose	Marketing and brand management
Samuel R. Allen — Director since: 2019, Age: 69, MW	1 / ✓	X	X	X	X		X			X				X
Gaurdie E. Banister Jr. — Director since: 2020, Age: 65, MB	1 / ✓		X	X	X	X	X		X	X	X	X	X	X
Wesley G. Bush — Director since: 2018, Age: 62, MW	2 / ✓	X	X	X	X	X	X	X	X	X	X	X	X	
Richard K. Davis — Director since: 2015, Age: 65, MW	2 / ✓	X	X	X	X	X		X		X	X	X	X	
Jerri DeVard — Director since: 2022, Age: 64, FB	3 / ✓	X	X	X	X	X		X		X			X	X
Debra L. Dial — Director since: 2021, Age: 62, FW	0 / ✓	X	X	X	X	X		X		X	X	X	X	X
Jeff M. Fettig — Director since: 2003, Age: 66, MW	1 / ✓	X	X	X	X	X	X			X				X
Jim Fitterling — Director since: 2018, Age: 61, MWS	1	X	X	X	X	X	X		X	X	X	X	X	X
Jacqueline C. Hinman — Director since: 2018, Age: 61, FW	1 / ✓	X	X	X	X	X	X		X	X		X	X	X
Luis Alberto Moreno — Director since: 2021, Age: 69, ML	1 / ✓		X	X	X	X		X		X	X	X	X	X
Jill S. Wyant — Director since: 2020, Age: 51, FW	0 / ✓	X	X	X	X		X	X		X		X	X	X
Daniel W. Yohannes — Director since: 2018, Age: 70, MB	1 / ✓		X	X	X	X				X	X	X	X	

● Audit ● Compensation and Leadership Development ● Corporate Governance ● Environment, Health, Safety & Technology ☐ Committee Chair

F Female **M** Male **B** Black **L** Latino **W** White **S** LGBTQ+ ☐ Number of Other Public Company Boards ✓ Independent

As of April 13, 2023. Diversity characteristics and qualifications are based on information self-identified by each Director nominee. Director since reflects beginning of service as a Dow Director, a TDCC-designated Director serving as a DowDuPont Inc. Director, a member of the DowDuPont Inc. Materials Advisory Committee, or a TDCC Director as applicable.

The diverse composition of the Board provides a balance of perspectives that contribute to the Board's effectiveness in overseeing the business and strategy of the Company. Each of the nominees possess skills and experiences that align with the current needs of the Company. The Corporate Governance Committee and Board have determined that the individuals nominated for election are qualified to serve as Directors of the Company.

9/12 — Public company executive / CEO experience
Directors who hold or have held executive leadership positions possess an understanding of public company considerations and capital structure.

12/12 — Strategic planning and enterprise risk management
Directors who have experience at large/complex organizations (including other board memberships) provide strong oversight of the Company's strategic priorities, corporate and business plans, and enterprise risk management.

10/12 — Financial and accounting
Directors with an advanced understanding of finance and accounting provide strong oversight of the Company's financial reporting and internal controls.

6/12 — Technology and/or cybersecurity
Directors who have experience and/or expertise in technology or cybersecurity, including information security and e-commerce, are particularly important given the Company's focus on digitalization and innovation.

12/12 — Corporate governance
Directors with experience on a public company board enhance the Board's corporate governance practices and increase effectiveness.

9/12 — Environmental/climate-related
Directors with environmental, sustainability or climate-related experience provide strong oversight of the Company's commitments to protect the climate, reduce carbon emissions, eliminate plastic waste and deliver circular economy solutions.

9/12 — Marketing and brand management
Directors with experience in consumer dynamics, corporate brands and end-user markets offer valuable perspective given the Company's customer-centric mindset.

12/12 — Global/international
Directors with global or international work or management experience offer valuable perspective given the global operations of the Company.

12/12 — Human capital management
Directors who have experience in human capital management offer valuable perspective for employee health and safety, work environment and culture, talent development and compensation and benefits.

7/12 — Manufacturing and industry
Directors who have experience in the industry and markets served by the Company offer valuable perspective for business operations and global supply chain.

4/12 — Science and/or academia
Directors who have expertise in the science or academic fields, are particularly important given the Company's focus on research and innovation.

7/12 — Public policy
Directors with public policy and/or legal experience have key insight into the role of regulatory compliance and government affairs affecting the Company.

10/12 — Social purpose
Directors with social purpose strengthen the Company's commitment to inclusion, diversity and equity, corporate citizenship, and social responsibility.



Tenure[1]
Average ~5 years
1
1
10

- 0-5 years
- 5-10 years
- 10+ years

Gender
33% Women
4
8

- Men
- Women

Ethnicity
33% U.S. Ethnic Minorities
1
3
8

- White
- Black
- Latino

Independence
92% Independent
1
11

- Independent
- Non-Independent

1   Reflects cumulative years served as a Dow Director, a TDCC-designated Director serving as a DowDuPont Inc. Director, a member of the DowDuPont Inc. Materials Advisory Committee, or a TDCC Director as applicable as of April 13, 2023.

NOMINEES FOR ELECTION

The Board presents twelve nominees for election as Directors at the 2023 Meeting. The information set forth below supports the conclusion that these individuals are highly qualified to serve on the Board.

Each of the Director nominees consented to being named as a nominee in the proxy materials and to serve if elected. Each Director elected at the 2023 Meeting will serve until the 2024 Annual Meeting of Stockholders or until a successor is duly elected and qualified.

Each nominee currently serves as a Director on the Board and was previously elected to serve as a Director by the Company's stockholders.

Diversity characteristics are based on information self-identified by each Director nominee; age is as of April 13, 2023. All other information below is current as of the date of this Proxy Statement.



Samuel R. Allen

Former Chairman and Chief Executive Officer, Deere & Company

Age: 69
White/Man
Director since: 2019

Committees:
Compensation
Governance, Chair

Experience:
Mr. Allen is the former Chairman and Chief Executive Officer of Deere & Company, a world leading provider of products and services for agriculture, construction, road-building, forestry, and turf care. He served as Chairman at Deere & Company from 2010 to 2020, Director from 2009 to 2020, and Chief Executive Officer from 2009 to 2019. Mr. Allen joined Deere in 1975 and held various executive positions until assuming the role of Chairman and Chief Executive Officer.

Qualifications:
Mr. Allen brings global public company, business and leadership expertise as the former Chairman and Chief Executive Officer of Deere. He has extensive experience and knowledge of international business operations, manufacturing, consumer marketing and sales, which are particularly important given the global presence and business operations of the Company. He provides the Board valuable insight on the Company's strategic planning and enterprise risk management. Mr. Allen has public company board experience resulting in corporate governance, talent succession and executive compensation expertise, as well as board leadership experience.

Other Public Company Directorships:
Whirlpool Corporation (since 2010)



Gaurdie E. Banister Jr.

Former President and
Chief Executive Officer,
Aera Energy LLC

Age: 65
Black/Man
Director since: 2020

Committees:
Compensation
EHS&T

Experience:

Mr. Banister is the former President and Chief Executive Officer of Aera Energy LLC, an oil and gas exploration and production company jointly owned by Shell Oil Company and ExxonMobil; he served from 2007 to 2015. Prior to Aera Energy, Mr. Banister served in various executive leadership positions at Shell Oil, including Vice President, Upstream Asia Pacific and Vice President, Upstream Americas, overseeing drilling and development activities; Vice President, Business Development and Technology; and President USA and Executive Vice President of Shell Services EP Gas and Power. Mr. Banister joined Shell Oil in 1980 as an offshore facilities engineer. He served on the Board of Directors of the Bristow Group from 2017 to 2019, Marathon Oil from 2015 to 2018, and Tyson Foods from 2011 to February 2022.

Qualifications:

Mr. Banister brings significant global business and leadership expertise as former Chief Executive Officer of one of California's largest oil and gas producers and through his public company board experience. He has a strong background in engineering and the energy sector, and provides valuable perspective in strategic planning, public policy, climate related matters, information technology, marketing and brand management, enterprise risk management and operational excellence which is relevant to Dow's business operations. Mr. Banister has an established record for advocacy of inclusion, diversity and equity objectives.

Other Public Company Directorships:

Enbridge Inc. (since 2021)



Wesley G. Bush

Former Chairman and
Chief Executive Officer,
Northrop Grumman
Corporation

Age: 62
White/Man
Director since: 2018

Committees:
Audit
Governance
EHS&T

Experience:

Mr. Bush is the former Chairman and Chief Executive Officer of Northrop Grumman Corporation, a global aerospace and defense technology company. Mr. Bush served as Northrop Grumman's Chairman from 2011 to 2019, Director from 2009 to 2019 and Chief Executive Officer from 2010 to 2018. Previously, Mr. Bush served as the company's Chief Operating Officer, Chief Financial Officer and President of its Space Technology Business. Prior to the acquisition of TRW by Northrop Grumman in 2002, Mr. Bush served as President and Chief Executive Officer for TRW's UK-based global Aeronautical Systems. He joined TRW in 1987 and held engineering positions with both the Aerospace Corporation and Comsat Labs. Mr. Bush served as director of Norfolk Southern Corporation from 2012 to 2019. Mr. Bush was named to the DowDuPont Inc. Materials Advisory Committee in August 2018 and served until April 2019.

Qualifications:

Mr. Bush brings significant leadership and governance experience, including as a public company Chief Executive Officer, with a strong background in engineering and the industrials and transportation sectors. Mr. Bush is also a proven operator as a former Chief Operating Officer and is also experienced in finance and accounting, safety, environmental and climate matters—including through his role as a board member of Conservation International—public policy, governmental and stakeholder relations, corporate citizenship, human capital, cybersecurity and information technology, and strategic planning. Mr. Bush is an avid supporter of inclusion, diversity and equity objectives.

Other Public Company Directorships:

Cisco Systems Inc. (since 2019)
General Motors Co. (since 2019)



Richard K. Davis

Lead Director, Dow
Former Executive Chairman
and Chief Executive Officer,
U.S. Bancorp

Age: 65
White/Man
Director since: 2015

Committees:
Audit, Chair
Governance

Experience:

Mr. Davis is the former Executive Chairman and Chief Executive Officer of U.S. Bancorp, parent company of U.S. Bank, one of the largest commercial banks in the United States. He served as Executive Chairman from 2007 to 2018, Chief Executive Officer from 2006 to 2017, and held various other executive positions at U.S. Bancorp including President and Chief Operating Officer. Mr. Davis was an Executive Vice President at Bank of America and Security Pacific Bank prior to joining Star Banc Corporation, which was one of U.S. Bancorp's legacy companies. Mr. Davis served as the President and Chief Executive Officer of Make-A-Wish America, a position he held from January 2019 to November 2022. He served as director of Xcel Energy Inc. from 2006 to 2020. Mr. Davis served as a Director of TDCC from May 2015 until September 2017 when he became a member of the DowDuPont Inc. Materials Advisory Committee and then, in July 2018, a Director of DowDuPont Inc. Mr. Davis resigned from the DowDuPont Inc. Board in April 2019. Mr. Davis has served as independent Lead Director since April 2021.

Qualifications:

Mr. Davis brings global business and leadership experience as a former Chairman and Chief Executive Officer of a public company, particularly in industries subject to extensive regulation. He has extensive experience and knowledge of international business operations, financial services and capital allocation, which is particularly important given the global presence and financial aspects of the Company. Mr. Davis has additional public company and nonprofit board experience across the financial services and medical industries resulting in additional corporate governance and compensation experience, financial expertise and board leadership experience.

Other Public Company Directorships:

Mastercard Incorporated (since 2018)
Wells Fargo and Company (since 2022)



Jerri DeVard

Former Executive Vice
President and
Chief Customer Officer,
Office Depot, Inc.

Age: 64
Black/Woman
Director since: 2022

Committees:
Audit
EHS&T

Experience:

Ms. DeVard is the former Executive Vice President and Chief Customer Officer of Office Depot, Inc., an office supply retailing company, a role she held from 2018 to 2020. Prior to joining Office Depot in 2017 as Chief Marketing Officer, she served as Senior Vice President and Chief Marketing Officer at The ADT Corporation from 2014 to 2016 and Executive Vice President and Chief Marketing Officer at Nokia Corporation. Ms. DeVard has held senior marketing roles at Verizon Communications Inc., Citibank N.A., Revlon Inc., Harrah's Entertainment, the Minnesota Vikings and The Pillsbury Company. Ms. DeVard was also principal at DeVard Marketing Group, a firm specializing in digital and multicultural branding and marketing strategies. Ms. DeVard served on the Board of Directors of the Focus Impact Acquisition Corp. from 2021 to January 2022 and ServiceMaster from 2016 to 2018.

Qualifications:

Ms. DeVard is a senior marketing executive with over 30 years of leadership experience at large global brands, including those of public companies. She is highly experienced in the strategic, operational and financial aspects of integrated and online marketing including expertise in brand management, customer engagement and e-commerce. Ms. DeVard also brings extensive governance experience in consumer products, e-commerce, social impact, change management and digital transformation across national and global enterprises, all of which are key areas of focus for the Company. Ms. DeVard demonstrates strong advocacy for diversity, equity and inclusion objectives, including as founder of the Black Executive CMO Alliance (BECA), an alliance designed to champion corporate diversity and help build the next generation of marketing executives.

Other Public Company Directorships:

Cars.com Inc. (since 2017)
Root, Inc. (since 2020)
Under Armour Inc. (since 2017)



Debra L. Dial

Senior Vice President,
Chief Accounting Officer
and Controller, AT&T Inc.

Age: 62
White/Woman
Director since: 2021

Committees:
Audit
EHS&T

Experience:

Ms. Dial is the Senior Vice President, Chief Accounting Officer and Controller of AT&T Inc., a global telecommunications company. Ms. Dial was appointed Chief Accounting Officer in June 2022. She has served as Senior Vice President and Controller since 2016. Previously Ms. Dial served as Vice President of Finance for AT&T Capital Management with responsibility for capital allocation, budgeting and governance, and as Chief Financial Officer for the AT&T Chief Information and Technology Officers. Prior to joining AT&T in 1996, Ms. Dial spent ten years at KPMG in their audit practice, where she held roles of increasing responsibility. Ms. Dial has announced her intent to retire from AT&T Inc. effective June 1, 2023.

Qualifications:

Ms. Dial is a senior finance executive with over 25 years of experience in financial reporting, accounting policy, and capital allocation with a Fortune 20 global telecommunications company. Ms. Dial brings a broad perspective and strategic insights through her experience in driving sizeable merger integration; leading successful cost transformation; executing M&A valuation analysis; overseeing SEC reporting including climate related disclosures, financial policy and governance; managing long-term financial planning; focusing on enterprise risk management; and supporting investor relations, all of which are key areas of focus for the Company.

Other Public Company Directorships:
None



Jeff M. Fettig

Former Chairman and
Chief Executive Officer,
Whirlpool Corporation

Age: 66
White/Man
Director since: 2003

Committees:
Compensation, Chair
Governance

Experience:

Mr. Fettig is the former Chairman and Chief Executive Officer of Whirlpool Corporation, a manufacturer of home appliances. He served as Chairman from 2004 to 2018, and Chief Executive Officer from 2004 to 2017. Mr. Fettig joined Whirlpool Corporation in 1981 and held various executive positions until assuming the role of Chairman and Chief Executive Officer. Mr. Fettig served as a Director of TDCC from December 2003 until September 2017 when he became a Director of DowDuPont Inc. Mr. Fettig resigned from the DowDuPont Inc. Board in April 2019.

Qualifications:

Mr. Fettig brings global public company, business and leadership experience as the former Chairman and Chief Executive Officer of Whirlpool Corporation. He has extensive experience and knowledge of corporate governance, international business operations, manufacturing, marketing and brand management, sales and distribution which is particularly important given the global presence and business operations of the Company. Mr. Fettig also has extensive experience and knowledge of consumer dynamics, branded consumer products, and end-user markets and servicing relevant to the business operations and focus of the Company. He provides the Board valuable insight on the Company's strategic priorities and enterprise risk management.

Other Public Company Directorships:

Sherwin-Williams Co. (since 2019)



Jim Fitterling

Chairman and
Chief Executive Officer,
Dow

Age: 61
White/Man/LGBTQ+
Director since: 2018

Experience:

Mr. Fitterling is the Chairman and Chief Executive Officer of Dow. Mr. Fitterling has been the Chairman since April 2020 and Chief Executive Officer since August 2018. He has also served as Chairman of TDCC since April 2020 and Chief Executive Officer since July 2018. Prior to that role, Mr. Fitterling was the Chief Operating Officer of the DowDuPont Inc. Materials Science Division from September 2017 until April 2019. Mr. Fitterling first joined Dow in 1984 and has held various other executive positions, including President, Chief Operating Officer, Vice Chairman of Business Operations, Senior Vice President of Corporate Development, and President of the Plastics and Hydrocarbons businesses. Mr. Fitterling was a member of the Board of Directors of Chemical Financial Corporation from 2010 to 2019. Mr. Fitterling served as the 2021 Chairman of the Board of Directors of the American Chemistry Council, and was elected to serve as the 2022 Chairman of the Board of Directors of the National Association of Manufacturers.

Qualifications:

Mr. Fitterling played a key role in the Company's transformation, from lower-margin, commodity businesses to one more deeply focused on higher-growth, consumer demand-driven markets that value innovation—with the goal of creating the most innovative, customer-centric, inclusive and sustainable materials science company in the world. During his 39-year career at Dow, Mr. Fitterling has held leadership positions in many of the Company's business units, in corporate development and in business operations, bringing extensive business and leadership experience in the industry. In addition, he served as the business lead in Dow's successful launch of its next-generation sustainability goals. At his direction, in January 2019, Dow became a founding member of the Alliance to End Plastic Waste, an initiative to accelerate efforts to drive innovation, provide much-needed resources, and take decisive action to put an end to plastic waste in the environment. Mr. Fitterling is widely recognized for his work supporting LGBTQ+ non-discrimination and workplace equality and was inducted to the OUTstanding Hall of Fame in 2021.

Other Public Company Directorships:

3M Company (since 2021)



Jacqueline C. Hinman

Former Chairman, President and
Chief Executive Officer,
CH2M HILL Companies

Age: 61
White/Woman
Director since: 2018

Committees:
Compensation
Governance
EHS&T, Chair

Experience:

Ms. Hinman is the former Chairman, President and Chief Executive Officer of CH2M HILL Companies ("CH2M"), an engineering and consulting firm focused on delivering infrastructure, energy, environmental and industrial solutions for clients and communities around the world. Ms. Hinman joined the Board of Directors of CH2M in 2008, and was elected Chairman and Chief Executive Officer of CH2M in 2014 in order to execute a turnaround of the firm, ultimately leading to the company's successful merger with Jacobs Engineering in 2017. Ms. Hinman served on the Board of Directors of AECOM from 2019 until March 2022. She was named to the DowDuPont Inc. Materials Advisory Committee in July 2018 and served until April 2019.

Qualifications:

Ms. Hinman brings senior management and leadership capabilities having served as Chairman, President, and Chief Executive Officer of CH2M, including deep experience with global manufacturing companies. Ms. Hinman's experience in a global engineering consulting business provides her with a unique knowledge of environmental and sustainability issues globally. Ms. Hinman also brings international operations, strategic planning, finance, accounting, supply chain, information technology, marketing and brand management and inclusion expertise to the Board.

Other Public Company Directorships:

International Paper, Inc. (since 2017)



Luis Alberto Moreno

Former President,
Inter-American
Development Bank

Age: 69
Latino/Man
Director since: 2021

Committees:
Compensation
EHS&T

Experience:

Mr. Moreno is the Managing Director at Allen & Co LLC, a private investment bank; a position he has held since 2021. Mr. Moreno is the former President of Inter-American Development Bank Group ("IDB"), a regional multilateral financing development bank for economic, social and institution development in Latin America and the Caribbean, having served from 2005 to 2020. Before joining IDB, Mr. Moreno served as Colombia's Ambassador to the United States from 1998 until 2005, leading bipartisan and bilateral assistance programs including Plan Colombia, a program to fight drug trafficking and promote social and economic recovery. Mr. Moreno previously served as Colombia's minister of economic development and as head of the Industrial Advancement Institute, a public-sector holding company. Mr. Moreno served on the Board of Fomento Económico Mexicano, S.A.B. de C.V., Coca-Cola FEMSA from 2021 to 2022.

Qualifications:

Mr. Moreno is highly qualified in the areas of development finance, public policy and social, economic and institutional development. Mr. Moreno has an established record for advocacy for gender and diversity objectives, and leads numerous initiatives to benefit the global community such as advances in renewable energy and the protection of the environment, healthcare access, climate resilience and adaptation, sustainable cities, and digital connectivity and innovation. He has experience in both public and private sectors in Colombia and significant expertise in capital planning and financing.

Other Public Company Directorships:

Nu Holdings Ltd. (since 2021)



Jill S. Wyant

President and
Chief Executive Officer,
Madison Indoor Air Quality

Age: 51
White/Woman
Director since: 2020

Committees:
Compensation
EHS&T

Experience:

Ms. Wyant is the President and Chief Executive Officer of Madison Indoor Air Quality, which comprises a portfolio of brands and collection of teams specializing in indoor air quality, including enabling clean, safe air to schools, hospitals, places of work and homes.

Prior to joining Madison Indoor Air Quality in 2021, Ms. Wyant was the Executive Vice President of Innovation and Transformation of Ecolab Inc., a global leader in water, hygiene and energy technologies and services, a role she held from 2020 to 2021. Other leadership roles held at Ecolab include Executive Vice President and President of Global Regions, Executive Vice President and President of the Global Food & Beverage, Global Healthcare and Global Life Sciences businesses, Senior Vice President and General Manager of Food & Beverage in North America and Latin America and leading Food & Beverage in Asia Pacific. Before joining Ecolab in 2009, Ms. Wyant held multiple leadership positions at General Electric.

Qualifications:

Ms. Wyant is a senior strategy and operating executive with over 25 years of experience leading Fortune 500 businesses in the industrial and healthcare sectors. Ms. Wyant's career reflects a track record of driving innovative strategies to capture new growth and profit, spearheading breakthrough innovation, driving manufacturing excellence and operational efficiency, and leading transformational M&A. She also brings deep industry knowledge, broad perspective on international business and global expansion, experience driving enterprise-wide digital transformations and sustainability expertise.

Other Public Company Directorships:

None



Daniel W. Yohannes

Former U.S. Ambassador to the Organisation for Economic Co-operation and Development

Age: 70
Black/Man
Director since: 2018

Committees:
Audit
EHS&T

Experience:

Mr. Yohannes served as the U.S. Ambassador to the Organisation for Economic Co-operation and Development (the "OECD"), an international forum promoting economic growth, sustainable development and energy security, from 2014 to 2017. Prior to joining OECD, Mr. Yohannes served as Chief Executive Officer of Millennium Challenge Corporation, the independent U.S. government foreign aid agency for poverty. Prior to his U.S. government service, Mr. Yohannes was a leader in the financial services industry, working in various roles including Vice Chairman and member of the management committee of U.S. Bank, President and Chief Executive Officer of Colorado National Bank, and Executive Vice President of Security Pacific Bank (now Bank of America). Mr. Yohannes was named to the DowDuPont Inc. Materials Advisory Committee in July 2018 and served until April 2019.

Qualifications:

Mr. Yohannes has a successful record of operation execution and corporate transformation as a Chief Executive Officer and an entrepreneur. He provides the Board finance and governance expertise, and valuable strategic insight into public policy, international trade and economic development from prior affiliations. Additionally, Mr. Yohannes is passionate about protecting the environment and provides experience in effectively addressing environmental and social issues.

Other Public Company Directorships:

Xcel Energy Inc. (since 2017)

VOTING STANDARD AND RESIGNATION POLICY

The Company's Bylaws prescribe the voting standard for election of Directors as a majority of the votes cast in an uncontested election, such as this one, where the number of nominees does not exceed the number of Directors to be elected. Under the Corporate Governance Guidelines, if a nominee who already serves as a Director is not elected, that nominee shall offer to tender his or her resignation to the Board. The Corporate Governance Committee will then recommend to the Board whether to accept or reject the resignation, or whether other action should be taken. This recommendation is made on a case-by-case basis taking into account relevant facts and circumstances, which allows the Board the flexibility to make a decision that is in the best interests of the Company and its stockholders. Within ninety days of the certification of election results, the Board will publicly disclose its decision regarding whether to accept or reject the resignation. As explained on the accompanying proxy card or voting information, it is the intention of the persons named as proxies to vote executed proxies FOR the candidates nominated by the Board unless contrary voting instructions are provided. If something unanticipated should occur prior to the 2023 Meeting making it impossible for one or more of the candidates to serve as a Director, votes will be cast in the best judgment of the persons authorized as proxies.

The relevant NYSE rules do not permit brokers with discretionary authority to vote in the election of Directors. Therefore, if you hold your shares beneficially and do not provide voting instructions to your bank or broker, your bank or broker will not be able to vote on your behalf and your shares will not be voted in the election of Directors. Promptly provide voting instructions to your broker to ensure that your shares are voted. Please follow the instructions set forth in the voting information provided by your bank or broker.

The Board unanimously recommends that you vote "FOR" the election of each of the Director nominees.

Director Compensation

Director compensation is determined by the Board with the assistance of its Compensation and Leadership Development and Corporate Governance Committees and input from the Independent Compensation Consultant. Dow compares its non-employee Director compensation programs, design and compensation elements to the same Compensation Peer Group used for executive compensation, as described in the section titled "Compensation Peer Group and Benchmarking" of the CD&A. Dow targets the median compensation of the Compensation Peer Group for all Director compensation elements.

NON-EMPLOYEE DIRECTOR FEES

Non-employee Directors receive an annual cash retainer for their service on the Board. Committee Chairs and the Lead Director each receive an additional annual cash retainer. Dow does not provide Directors who are also Dow employees any additional compensation for serving as a Director.

In April 2022, based upon review of the peer median values and the recommendation of the Independent Compensation Consultant, the Compensation and Leadership Development Committee, and the Corporate Governance Committee, the Board approved an increase of $5,000 to each of the annual cash retainer and the Lead Director annual cash retainer.

The table below reflects the annual rates as of December 31, 2022. This information may be different from the fees provided in the Director Compensation table, which reflects actual fees received for roles served during 2022 paid in quarterly installments on an annualized basis:

Compensation Component	Annual Rate
Retainer[a]	$130,000
Audit Committee Chair Retainer	$ 25,000
All Other Committee Chairs Retainer	$ 20,000
Lead Director Retainer[b]	$ 40,000

(a) The annual cash retainer was increased by $5,000 in April 2022.
(b) The Lead Director retainer was increased by $5,000 in April 2022.

NON-EMPLOYEE DIRECTOR EQUITY AWARD

Equity is a key component of Director compensation. Non-employee Directors receive an annual equity award in the form of RSUs. In April 2022, based upon review of the peer median values and the recommendation of the Independent Compensation Consultant, the Compensation and Leadership Development Committee, and the Corporate Governance Committee, the Board approved an increase in the value of the annual equity award by $5,000. On April 14, 2022, the Board granted each non-employee Director an equity award in the amount of $190,000 based on the closing stock price of Dow Inc. common stock on the grant date. Each non-employee Director received an award of 2,902 RSUs. The RSUs will vest on the second anniversary of the grant date and will settle in actual shares of Dow common stock following separation of service. During the vesting period, holders of outstanding RSU awards receive quarterly payments equal to the dividend paid on the equivalent shares of Dow common stock. Directors may choose, prior to the beginning of each year, to defer settlement of the RSUs that will be granted in the following year until (a) the fifth anniversary of the grant date, (b) the tenth anniversary of the grant date, or (c) the fifteenth anniversary of the grant date.

NON-EMPLOYEE DIRECTOR STOCK OWNERSHIP GUIDELINES

Directors are subject to minimum stock ownership guidelines. As a guideline, non-employee Directors should own common stock of the Company equal in value to at least five times the amount of the annual cash retainer. Shares used to determine whether the guidelines are satisfied include those held directly or beneficially owned, and RSUs subject solely to service-based vesting.

Directors have five years from the date they become subject to the guidelines to meet the ownership requirement. Currently, each Director has met the relevant minimum ownership requirement with the exception of Mses. DeVard and Dial and Messrs. Banister and Moreno, who are expected to be compliant within the relevant five-year window.

NON-EMPLOYEE DIRECTOR DEFERRED COMPENSATION PLAN

Non-employee Directors may choose, prior to the beginning of each year, to have all or part of their fees credited to deferred compensation accounts under the Dow Inc. Voluntary Deferred Compensation Plan for Non-Employee Directors, restated and effective as of April 1, 2019. At the election of the Director, fees are deferred into one of several hypothetical investment accounts that accrue investment returns according to the account selected.

Investment choices include a fund with an interest rate equal to the sum of the 60-month rolling average of ten-year U.S. Treasury Note yield plus the current five-year Dow credit spread, a phantom Dow stock account tracking the market value of Dow common stock with market dividends paid and reinvested, as well as funds tracking the performance of several mutual funds. These funds are identical to funds offered as part of the EDP for management level employees. Such deferred amounts will be paid in installments as elected by the Director at the time of deferral commencing (a) in July immediately following separation of service, (b) in July following the first anniversary of separation of service, or (c) in July following the Director's 72nd birthday.

NON-EMPLOYEE DIRECTOR BUSINESS TRAVEL ACCIDENT INSURANCE

Dow maintains a rider on its business travel accident insurance policies covering accidental death and dismemberment of a non-employee Director if the Director is traveling on Dow business.

NON-EMPLOYEE DIRECTOR COMPENSATION FOR 2022

The following table summarizes the compensation paid to Dow's non-employee Directors during the fiscal year ended December 31, 2022:

Name	Fees Earned or Paid in Cash ($)[a]	Stock Awards ($)[b]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Samuel R. Allen	148,750	190,052	-	-	-	-	$338,802
Gaurdie E. Banister Jr.	128,750	190,052	-	-	-	-	$318,802
Wesley G. Bush	128,750	190,052	-	-	-	-	$318,802
Richard K. Davis	192,500	190,052	-	-	-	-	$382,552
Jerri DeVard[c]	97,500	190,052	-	-	-	-	$287,552
Debra L. Dial	128,750	190,052	-	-	-	-	$318,802
Jeff M. Fettig	148,750	190,052	-	-	-	-	$338,802
Jacqueline C. Hinman	148,750	190,052	-	-	-	-	$338,802
Luis Alberto Moreno	128,750	190,052	-	-	-	-	$318,802
Jill S. Wyant	128,750	190,052	-	-	-	-	$318,802
Daniel W. Yohannes	128,750	190,052	-	-	-	-	$318,802

(a) Compensation is pro rated and paid in quarterly installments on an annualized basis. Amounts include any amounts that were voluntarily deferred under the Dow Inc. Voluntary Deferred Compensation Plan for Non-Employee Directors, restated and effective as of April 1, 2019.

(b) Amounts represent the aggregate grant date fair value of awards in the year of the award in accordance with the same standard applied for financial accounting purposes consistent with the values shown in the Summary Compensation Table. The award of 2,902 RSUs was granted on April 14, 2022 at a grant price of $65.49.

(c) Ms. DeVard joined the Board effective April 14, 2022.

NON-EMPLOYEE DIRECTOR OUTSTANDING EQUITY AWARDS

The following table lists outstanding equity awards for each non-employee Director as of December 31, 2022, including equity awards from prior years. This table does not include vested equity awards that have not yet been settled.

Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)[a]	Market Value of Shares or Units of Stock That Have Not Vested ($)[a][b]
Samuel R. Allen	04/15/2021	2,866	$144,418
	04/14/2022	2,902	$146,232
Gaurdie E. Banister Jr.	04/15/2021	2,866	$144,418
	04/14/2022	2,902	$146,232
Wesley G. Bush	04/15/2021	2,866	$144,418
	04/14/2022	2,902	$146,232
Richard K. Davis	04/15/2021	2,866	$144,418
	04/14/2022	2,902	$146,232
Jerri DeVard	04/14/2022	2,902	$146,232
Debra L. Dial	04/15/2021	2,866	$144,418
	04/14/2022	2,902	$146,232
Jeff M. Fettig	04/15/2021	2,866	$144,418
	04/14/2022	2,902	$146,232
Jacqueline C. Hinman	04/15/2021	2,866	$144,418
	04/14/2022	2,902	$146,232
Luis Alberto Moreno	04/15/2021	2,866	$144,418
	04/14/2022	2,902	$146,232
Jill S. Wyant	04/15/2021	2,866	$144,418
	04/14/2022	2,902	$146,232
Daniel W. Yohannes	04/15/2021	2,866	$144,418
	04/14/2022	2,902	$146,232

(a) Includes RSUs granted to non-employee Directors that vest on the second anniversary of the grant date. RSUs that have vested and will settle in actual shares of Dow common stock following separation of service are shown in the Beneficial Ownership of Company Stock table on page 52 of this Proxy Statement.

(b) Market values are based on the December 30, 2022 closing stock price of $50.39 per share of Dow common stock.

Beneficial Ownership of Company Stock

BENEFICIAL OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

The following table presents information as of February 1, 2023, regarding the beneficial ownership of Dow's common stock by (i) each Director and Director nominee, (ii) each NEO, and (iii) all Directors and executive officers as a group:

Name[a]	Current Shares Beneficially Owned[b]	Rights to Acquire Beneficial Ownership of Shares[c]	Total	Percent of Shares Beneficially Owned[d]
Samuel R. Allen	1,329	7,806	9,135	*
Gaurdie E. Banister Jr.	3,585	2,776	6,361	*
Wesley G. Bush	26,093	8,441	34,534	*
Karen S. Carter	18,834	202,799	221,633	*
Richard K. Davis	11,117	8,441	19,558	*
Jerri DeVard	0	0	0	*
Debra L. Dial	1,625	0	1,625	*
Jeff M. Fettig	68,436	8,441	76,877	*
Jim Fitterling	238,633	1,247,385	1,486,018	*
Jacqueline C. Hinman	3,723	8,441	12,164	*
Luis Alberto Moreno	0	0	0	*
Jane Palmieri	29,555	158,668	188,223	*
A. N. Sreeram	129,402	100,511	229,913	*
Howard Ungerleider	134,076	840,202	974,278	*
Jill S. Wyant	0	5,061	5,061	*
Daniel W. Yohannes	1,723	8,441	10,164	*
Total	**668,131**	**2,607,413**	**3,275,544**	**0.46%**
Total of All Directors and Executive Officers as a Group (22 persons)[e]	**783,225**	**3,308,715**	**4,091,940**	**0.58%**

Totals in the above table might not equal summation of the columns due to rounding.

*   Less than 1% of the total shares of Dow common stock outstanding.

(a) c/o Dow Inc., 2211 H.H. Dow Way, Midland, Michigan 48674.

(b) Amounts reflect beneficial ownership as calculated under SEC rules. Except as otherwise noted and for shares held by a spouse and other members of the person's immediate family who share a household with the named person, the named persons have sole voting and investment power over the indicated number of Dow shares. Amounts also include all Dow shares held in trust over which the person has or shares voting or investment power, or shares held in trust for the benefit of the named party in The Dow Chemical Company Employees' Savings Plan as of December 31, 2022. None of the shares are pledged as security by the named person. Beneficial ownership of some or all of the shares listed may be disclaimed.

(c) Includes any Dow shares that the person could acquire through April 2, 2023, by (1) exercise of outstanding Stock Options; or (2) the delivery of RSUs or PSUs, including RSUs granted to non-employee Directors that have vested and will settle in actual shares of Dow common stock following separation of service. RSUs granted to non-employee Directors that will vest on the second anniversary of the grant date are shown in the Non-Employee Directors Outstanding Equity Awards table on page 51 of the Proxy Statement.

(d) The percentage of shares beneficially owned is calculated based on the number of shares of common stock outstanding as of January 31, 2023.

(e) Includes Directors, Director nominees, NEOs and Executive Officers.

BENEFICIAL OWNERSHIP OF CERTAIN STOCKHOLDERS

The following table presents information known to Dow, regarding the beneficial ownership of Dow's common stock by holders of more than 5 percent of the outstanding shares of Dow's common stock:

Name	Current Shares Beneficially Owned	Percent of Shares Beneficially Owned[a]
BlackRock, Inc.	44,895,726[b]	6.4%
State Street Corporation	36,661,710[c]	5.2%
The Vanguard Group	60,927,483[d]	8.6%

(a) The percentage of shares beneficially owned is calculated based on the number of shares of common stock outstanding as of January 31, 2023.

(b) Based on a Schedule 13G/A filed by BlackRock, Inc. on February 1, 2023 with the SEC reporting beneficial ownership of Dow common stock as of December 31, 2022. BlackRock, Inc. has sole voting power over 39,247,151 shares of Dow common stock and sole dispositive power over 44,895,726 shares of Dow common stock. BlackRock, Inc.'s address is 55 East 52nd Street, New York, New York 10055.

(c) Based on a Schedule 13G/A filed by State Street Corporation on February 3, 2023 with the SEC reporting beneficial ownership of Dow common stock as of December 31, 2022. State Street Corporation has shared voting power over 26,854,146 shares of Dow common stock and shared dispositive power over 36,656,758 shares of Dow common stock. State Street Corporation address is One Lincoln Street, Boston, Massachusetts 02111.

(d) Based on a Schedule 13G/A filed by The Vanguard Group on February 9, 2023 with the SEC reporting beneficial ownership of Dow common stock as of December 30, 2022. The Vanguard Group has shared voting power over 1,021,666 shares of Dow common stock, sole dispositive power over 57,967,166 shares of Dow common stock and shared dispositive power over 2,960,317 shares of Dow common stock. The Vanguard Group's address is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.

Compensation Discussion & Analysis

TABLE OF CONTENTS

DEFINED TERMS

Capitalized terms, not otherwise defined in this Proxy Statement, have the meaning ascribed below:

Board	Board of Directors of Dow Inc.
CD&A	Compensation Discussion & Analysis
CEO	Chief Executive Officer
CFO	Chief Financial Officer
Committee	In the CD&A section, Compensation and Leadership Development Committee
Company	Dow Inc. and its consolidated subsidiaries
Compensation Peer Group	Peer group utilized for market comparisons, benchmarking and setting executive and non-employee Director compensation
Cumulative Cash from Operations	Cash provided by operating activities—continuing operations
DEPP	Dow Employees' Pension Plan
Dow	Dow Inc. and its consolidated subsidiaries; all references to "we," "us," and "our" refer to the Company
EBIT	Earnings before interest and taxes
EDP	The Dow Chemical Company Elective Deferral Plan Post 2004, a non-qualified deferred compensation plan
ERG	Employee Resource Group—voluntary employee-led groups that foster inclusion at Dow and in the community
ESG	Environmental, social and governance
ESPP	Dow Inc. 2021 Employee Stock Purchase Plan
ESRP	Executives' Supplemental Retirement Plan—Supplemental Benefits
Free Cash Flow	"Cash provided by operating activities—continuing operations," less capital expenditures (non-GAAP)
GAAP	U.S. Generally Accepted Accounting Principles
GHG	Greenhouse gas
ID&E	Inclusion, diversity and equity
LTI	Long-term incentive
NEO	Named Executive Officer
Net-zero carbon	Scope 1 and 2 carbon dioxide emissions, including offsets from technology advancements
Operating EBIT	Earnings (i.e., "Income before income taxes") before interest, excluding the impact of significant items (non-GAAP)
Operating ROC	Net operating profit after tax (excluding significant items) divided by total average capital (non-GAAP), also referred to as Operating ROIC
Performance Award	Annual cash incentive program
PPA	Personal Pension Account
PSU	Performance stock unit
Relative TSR	Percentile ranking against the Relative TSR Peer Group of stock price appreciation plus dividends paid
Relative TSR Peer Group	Peer group utilized to measure Relative TSR performance within the performance share programs
ROC	Return on capital, also referred to as ROIC
RSU	Restricted stock unit
Savings Plan	The Dow Chemical Company Employees' Savings Plan, a tax-qualified 401(k) plan
SIP	Dow Inc. 2019 Stock Incentive Plan
TDCC	The Dow Chemical Company
TSR	Total shareholder return
Voice	Annual employee survey that measures employee experience and satisfaction as well as leader effectiveness
Zero-carbon emissions	Scope 1, 2 and 3 carbon emissions, including offsets from product benefits and technology advancements *Dow's 2050 carbon neutrality target refers to Dow's intention to achieve zero-carbon emissions by 2050*

CD&A Executive Summary

ABOUT DOW

Dow (NYSE: DOW) combines global breadth; asset integration and scale; focused innovation and materials science expertise; leading business positions; and environmental, social and governance leadership to achieve profitable growth and deliver a sustainable future. The Company's ambition is to become the most innovative, customer-centric, inclusive and sustainable materials science company in the world. Dow's portfolio of plastics, industrial intermediates, coatings and silicones businesses delivers a broad range of differentiated, science-based products and solutions for its customers in high-growth market segments, such as packaging, infrastructure, mobility and consumer applications.

For more information, please visit *www.dow.com* or follow @DowNewsroom on Twitter. The Company's website, reports and social media feeds are not part of or incorporated by reference into this Proxy Statement.



2022 NET SALES

~$57B



EMPLOYEES

~37,800



MANUFACTURING SITES

104 sites



GLOBAL REACH

31 countries
in which Dow manufactures products

Note: All data as of December 31, 2022

How Do We Imagine a Better Future?

For 125 years, Dow has been pushing the boundaries in science and technology, innovating across generations to solve big world challenges, and driving forward as one team to deliver a sustainable future for all. Together, our purpose and ambition inspire us to deliver innovative and sustainable solutions that transform our world. They motivate us to imagine better for our communities, for our customers and partners, for our teams, and for our shareholders.

We know materials science drives innovation, and Dow's innovation has been built on creativity and collaboration. When we Imagine Better and combine the power of our materials science expertise with the needs and insights of our diverse partners, it becomes the springboard for our next 125 years of innovation.



AMBITION
To become the most innovative, customer-centric, inclusive and sustainable materials science company in the world

PURPOSE
To deliver a sustainable future for the world through our materials science expertise and collaboration with our partners

GOAL
Value growth and best-in-class performance

OUR VALUES
Integrity   Respect for People   Protecting Our Planet

2022 Highlights



Increased net sales by nearly

$2B

year-over-year



Generated

$7.5B

in cash provided by operating activities



Delivered net income of

$4.6B



Delivered operating EBIT[1] of

$6.6B



Delivered operating ROIC[1]

15%

above our 13% commitment across the economic cycle



Returned

$4.3B

to shareholders through dividends and share buybacks



Achieved

80%

Cash flow conversion[1] of operating EBITDA



Among top 20 global corporations using renewable, clean energy; **expanded access to >900 MW of renewable energy**



Aligned comprehensive disclosures to GRI, GHG Protocol, TCFD, SASB and WEF in our annual INtersections Report



Reinforced accountability to our longstanding sustainability priorities by **adding GHG emissions reduction targets** to our long-term compensation metrics



Committed to accelerating the circular ecosystem by transforming waste and alternative feedstocks to **commercialize 3MM MTA of circular and renewable solutions** by 2030



>85% of R&D portfolio is aligned to sustainability



Continued to outpace S&P 500 for board diversity; 33% of our directors are women and 33% are U.S. ethnic minorities



Reached preliminary investment decision for building the **world's first net-zero,**[2] **integrated ethylene cracker and derivatives site** in Fort Saskatchewan, Alberta, Canada



Advanced to #15 on the 2022 DiversityInc Top 50 Companies for Diversity list



Comprised of 2/3 women and U.S. ethnic minorities, our **leadership team is top quartile in gender and ethnic diversity** compared to our industry peers[4]



Donated **$37.3MM** in corporate, foundation and in-kind investments
52% of Dow employees volunteered in the communities where they live and work[3]



Further **enhanced structural oversight and responsibility of the board** for enterprise risk management



Industry leading expanded Global Parental Leave Policy provides a minimum of 16 weeks of paid time-off to ALL parents

---

1   Non-GAAP measure. See the Appendix for definitions and a reconciliation to the most directly comparable U.S. GAAP measure.
2   With respect to Scope 1 and 2 carbon dioxide emissions
3   Based on 2022 Voice respondents
4   For a detailed list of our industry peers, see the Definitions section of the Appendix.

NAMED EXECUTIVE OFFICERS

This Compensation Discussion & Analysis ("CD&A") discusses the compensation of the following Named Executive Officers ("NEOs"):

NEO	Title
Jim Fitterling	Chairman and Chief Executive Officer
Howard Ungerleider	President and Chief Financial Officer
Karen S. Carter	President, Packaging and Specialty Plastics
Jane Palmieri	President, Industrial Intermediates & Infrastructure
A. N. Sreeram	Senior Vice President, Research & Development and Chief Technology Officer

2022 NEO PERFORMANCE SUMMARY

In determining 2022 compensation decisions, the Compensation and Leadership Development Committee (the "Committee") assessed each NEO's individual performance for achievements linked to the Company's performance, as well as how each NEO demonstrated leadership commitment to the Company's ambition to be the most innovative, customer-centric, inclusive, and sustainable materials science company in the world. Listed below are individual performance achievements as of December 31, 2022 that were considered by the Committee. Diversity characteristics are based on information self-identified by each NEO; age is as of April 13, 2023.



JIM FITTERLING

Chairman and Chief Executive Officer

Age: 61
White/Man/LGBTQ+

Key Responsibilities:

As Chairman of the Board and CEO, Mr. Fitterling is responsible for setting and overseeing the Company's strategic direction and priorities, overall business results, organizational health, culture, and corporate responsibility.

2022 Achievements Include:

✓ Achieved 2.5 years fatality-free on September 30th and best fatality-free performance in the last 50 years on December 1st.
✓ Demonstrated leadership and resiliency by managing the organization through the ongoing COVID-19 environment with no COVID-related interruptions to our sites and the Russia/Ukraine crisis delivering safe suspension of direct operations in Russia and assuring safety of all Dow employees in Russia and Ukraine.
✓ Delivered Operating EBIT of $6.6 billion, despite significant increase in energy costs.
✓ Generated $7.5 billion of Cash Flow from Operations and $5.7 billion of Free Cash Flow, with an 80% Cash Flow Conversion.
✓ Returned $4.3 billion of cash or ~95% of Net income to shareholders.
✓ Expanded access to renewable energy to >900 megawatts; among top 20 global corporations using renewable, clean energy.
✓ Announced the acceleration of efforts to address plastic waste through our expanded Transform the Waste target committing Dow to transform plastic waste and other forms of alternative feedstock into more than 3 million metric tons of circular and low-carbon emissions solutions every year by 2030.
✓ Reached preliminary investment decision for building the world's first net-zero (Scope 1 and 2 CO_2 emissions) integrated ethylene cracker and derivatives site in Fort Saskatchewan, Alberta, Canada.
✓ Enhanced accountability by adding carbon emissions reduction metrics into the LTI program.
✓ Completed more than 630 investor engagements, reaching >50% of our institutional share base, including CEO-led executive participation at 24 events.
✓ Improved global Dow employee representation of women to 29.5% and U.S. ethnic minorities to 27.5%.
✓ Dow recognized as Top 15 on DiversityInc List; named again to the Great Place to Work® and FORTUNE 100 Best Companies to Work For® and Best Workplaces in Manufacturing Lists; selected by peers as #1 among ICIS Top 40 Power Players.



HOWARD UNGERLEIDER

President and Chief Financial Officer

Age: 54
White/Man

Key Responsibilities:

As President and CFO, Mr. Ungerleider serves as a member of Dow's most senior executive committee that sets the strategic direction, defines priorities, establishes corporate policy, and manages governance and enterprise-level decisions for the Company. He has executive oversight for Dow Finance, Public Affairs, Government Affairs, Purchasing and Integrated Supply Chain.

2022 Achievements Include:

✓ Achieved revenue increase of ~$2 billion year-over-year, with a Customer Experience score improvement of 3 points supported by a 330-basis point improvement in product supply reliability.

✓ Delivered resilient financial performance with Operating EBIT of $6.6 billion, despite >35% higher cost versus prior year and significantly increased energy and utilities volatility; delivered Operating ROC of 15%.

✓ Generated ~$7.5 billion of Cash from Operations, up $400 million year-over-year, and delivered a Cash Flow Conversion of 80% enabling $4.3 billion return to shareholders, well above target to return 65% of net income to shareholders.

✓ Further strengthened balance sheet with no substantive debt maturities due until 2027, while also enhancing our liquidity position.

✓ Advanced corporate growth strategy, investing 36% of capital expenditures in Decarbonize and Grow or Quick Wins and Sustainability projects.

✓ Completed more than 630 investor engagements, reaching >50% of our institutional share base, including CFO-led executive participation at ~20 events.

✓ Oversaw the disbursement of $37.3 million in donations globally to achieve shared value for Dow and Dow communities as chair of the Dow Company Foundation Board of Directors.

✓ Continued to champion gender and ethnic diversity, serving as executive sponsor of WIN, Dow's Women Inclusion Network ERG; improved global Dow representation of women to 29.5% and U.S. ethnic minorities to 27.5%.

✓ Recognized for the 3rd consecutive year on the HERoes Women 50 Advocates List.



KAREN S. CARTER

President, Packaging and Specialty Plastics

Age: 52
Black/Woman

Key Responsibilities:

As President of Packaging and Specialty Plastics ("P&SP"), Ms. Carter sets the strategic direction for the P&SP commercial business and Olefins, Aromatics & Alternatives hydrocarbons business. She is also responsible for transforming P&SP in alignment with Dow's sustainability goals and targets. Ms. Carter began her tenure on November 1, 2022. Prior to this role, she served as Chief Human Resources Officer ("CHRO") and Chief Inclusion Officer ("CIO"). Ms. Carter's 2022 achievements primarily reflect her role as CHRO and CIO.

2022 Achievements Include:

✓ Designed and implemented Employee Experience and Talent Management programs that enabled below industry level voluntary attrition at 3.9% globally, and improved overall employee satisfaction as measured by the Company's annual employee opinion survey called Voice through initiatives such as reducing workplace stress and Design Your Day, Dow's approach to workplace flexibility.

✓ Advanced inclusion, diversity and equity at Dow resulting in improved women and U.S. ethnic minority representation, best-in-class ERG engagement with a record 57.3% global employee and 98% global leader participation and inclusion training delivered worldwide.

✓ Further aligned Dow's Total Rewards program with business priorities including incorporating carbon emissions reduction metrics into the LTI program and applied best practices to update pay equity approach.

✓ Hosted successful marquee events including EMERGE all-ERG conference with more than 500 in-person and about 1000 virtual participants, and SOAR Inclusion Summit, held in conjunction with the Great Lakes Bay Invitational, with more than 200 Dow and community participants.

✓ Earned Dow a host of external recognitions including moving up four spots on DiversityInc's Top 50 list to land at #15 in 2022, being named for the 3rd consecutive year to the "PEOPLE 100 Companies that Care®" list, being named for the 2nd consecutive year as one of Great Place to Work® and FORTUNE 100 Best Companies to Work For®, as well as retaining top score for the 17th consecutive year in the Human Rights Campaign's Corporate Equality Index and named one of the 2022 Best Places to Work for LGBTQ+ Equality.



JANE PALMIERI

President, Industrial Intermediates and Infrastructure

Age: 54
White/Woman

Key Responsibilities:

As President of Industrial Intermediates and Infrastructure ("II&I"), Ms. Palmieri oversees an industry leading portfolio of businesses, including Polyurethanes, Chlor-Alkali & Vinyl, Construction Chemicals and Industrial Solutions. In addition, she has executive oversight for Dow business in Asia Pacific and Dow MobilityScience™.

2022 Achievements Include:

✓ Business achieved safety milestone with longest recordable streak of level one and level two injury-free performance.
✓ Delivered resilient financial performance with Operating EBIT of $1.4 billion, despite ~$0.8 billion in higher energy costs versus prior year.
✓ Generated ~$2.1 billion of Cash from Operations, enabling incremental, high-return capacity expansions aligned to growth markets.
✓ Launched critical business sustainability and circularity efforts including first ever mass balance polyurethane solutions for low-carbon transportation and chemically recycled polyols produced from end-of-life polyurethane foam mattresses.
✓ Led development of Dow's Predictive Intelligence digitalization capability that combines Dow's material science expertise with artificial intelligence (AI) and machine learning capabilities for faster product development.
✓ Served as the only woman on the Board of Directors of Sadara Chemical Company, a joint venture between Dow and Saudi Arabian Oil Company (Saudi Aramco) and drove mutually beneficial business outcomes amidst challenging market dynamics.
✓ Continued focus on inclusion, diversity and equity, including serving as executive sponsor for Dow's VetNet Veterans' Network ERG, driving Military Degree Equivalency in Dow hiring processes, and increasing II&I representation of women by 0.3% and U.S. ethnic minorities by 2.8% compared to 2021.
✓ Named to the HERoes 100 Women Executives List.



A. N. SREERAM

Senior Vice President, Research & Development and Chief Technology Officer

Age: 55
Asian/Man

Key Responsibilities:

As Senior Vice President of Research & Development and Chief Technology Officer, Dr. Sreeram is responsible for accelerating new product commercialization through strategic collaboration with Dow's businesses and customers. He leads a vibrant Research & Development ("R&D") organization at Dow focused on step-change, sustainable technology development aligned with end market demand.

2022 Achievements Include:

✓ Achieved strong R&D environment, health and safety performance with zero level one and two incidents.
✓ Delivered strong new innovation revenue and product margin differential for Dow's innovation product portfolio.
✓ Engaged in innovation-focused strategies with key customers to deliver new products that are simultaneously better performing and more sustainable, including hosting an in-person innovation event with over 200 customers at Dow India Technology Center.
✓ Focus on technologies that enable increased post-consumer material recycling, such as RENUVA™ Chemical recycling, which enables 40-50% post-consumer material recycling and also a >50% carbon footprint reduction.
✓ Received recognitions for numerous Dow researchers, product & process innovations, including 8 Edison Awards – the most any company has ever received in a single year, 6 R&D 100 Awards, 4 Ringier Awards, and 6 Business Intelligence Group Sustainability and Innovation Awards.
✓ Continued strong focus in R&D to create an inclusive workplace, including serving as executive sponsor for Dow's Global Asian Diversity Network ERG, achieving the most successful recruiting class of U.S. ethnic minority Ph.D. students through the 2022 BEST Symposium, and receiving Ascend's A-List Award as well as the 2022 Society of Asian Scientists & Engineers Organization of the Year Award.

OBJECTIVES OF DOW'S EXECUTIVE COMPENSATION PROGRAM

1. Support the achievement of Dow's vision and strategy
2. Motivate and reward executives when they deliver desired business results and stockholder value
3. Attract and retain the most talented executives to succeed in today's competitive marketplace
4. Create an ownership alignment with stockholders

The objectives of Dow's compensation program are set by the Committee. While the compensation discussion included in this Proxy Statement focuses on the administration of pay for the Company's NEOs, the philosophies and programs apply broadly across the Company's employee population. Dow's pay for performance programs and offerings—including base salary, the annual cash incentive program (the "Performance Award"), and long-term incentive ("LTI") programs—are designed to be equitable and fair.



AMBITION

To become the most innovative, customer-centric, inclusive and sustainable materials science company

FINANCIAL PRIORITIES

Profitable Growth

Disciplined Capital Allocation

Low-Cost Operating Model

Best-Owner Mindset

Executive compensation strongly linked to strategic priorites & performance

LEADERSHIP COMPENSATION METRICS

Short-Term
Operating EBIT
Free Cash Flow
Inclusion & Diversity
Sustainability

Long-Term
Operating ROC
Cumulative Cash from Operations
Relative TSR
Carbon Emissions Reduction

Management incentives squarely aligned with shareholder interests

PAY MIX

Executive compensation is linked strongly to the financial, strategic and operational performance of the business. Approximately 80 percent of the CEO's target annual total compensation is at risk and approximately 71 percent of the other NEOs' compensation, on average, is at risk.

9%
11%
16%
15%
49%
CEO
80%
Total At Risk
Base Salary
LTI - RSUs
Annual Cash Incentive
LTI - Stock Options
LTI - PSUs
Total At Risk
20%
9%
19%
12%
40%
Other NEOs Average
71%
Total At Risk



KEY EXECUTIVE COMPENSATION PRACTICES

The following summarizes key governance characteristics related to the executive compensation programs in which the NEOs participate:

✓ Strong pay for performance alignment among executive compensation outcomes, individual performance and Company financial, strategic and operational performance

✓ Stock ownership requirements of six times base salary for the CEO and four times base salary for the other NEOs

✓ Stockholder engagement and feedback considered in executive compensation design

✓ Clawback policy

✓ Anti-hedging/anti-pledging policies

✓ Compensation program structure designed to discourage excessive risk taking

✓ Stock incentive plans prohibit option repricing, reloads, exchanges and options granted below market value without stockholder approval

✓ No change-in-control agreements

✓ 100% independent Committee

✓ No excise tax gross-ups

✓ Independent Compensation Consultant reporting to the Committee

✓ Modest perquisites

✓ Committee oversight of human capital management including ID&E commitment and results, work environment and culture

✓ Robust processes to assess leadership talent and succession planning for all senior management roles including the CEO

✓ Carefully considered Compensation Peer Group with regular Committee review

✓ Regular review of the Committee Charter to ensure best practices and priorities

✓ Each component of target pay benchmarked to median of the Compensation Peer Group

STOCKHOLDER ENGAGEMENT

At the 2022 Annual Meeting of Stockholders, 91 percent of the votes cast by stockholders supported Dow's advisory vote on executive compensation.

Throughout the year, select members of the Board and members of the management team continued extensive outreach to stockholders, engaging with investors who collectively held more than 50 percent of outstanding shares of common stock of the Company held by institutional stockholders. During this outreach, the management team and in some cases, select members of the Board, updated investors on a range of topics, and gained an understanding of the perspectives and concerns of investors. The Board and management team carefully consider the feedback from these meetings, as well as stockholder support for our most recent advisory vote on executive compensation, when reviewing the business, corporate governance and executive compensation profiles and practices.

Enhancements to the Company's corporate governance and executive compensation practices are continually evaluated. The Board and management team appreciate engaging key stakeholders, including our stockholders, in the evaluation of these enhancements. For example, as a result of stockholder engagement, the Board made the decision to continue to include quantifiable metrics in the environmental, social and governance components of both the Performance Award and LTI awards.

For more information about Dow's engagement process and demonstrated effectiveness, please see the section titled "Stockholder Engagement" on page 22.

Executive Compensation and Benefits

COMPONENTS OF EXECUTIVE COMPENSATION AND BENEFITS

The objectives of Dow's compensation program are set by the Committee. While the compensation discussion included in this Proxy Statement focuses on the administration of pay for the Company's NEOs, the philosophies and program apply broadly across the Company's employee population. Dow's pay for performance programs and offerings—including base pay, the Performance Award and LTI programs—are designed to be equitable and fair. Executives receive a mix of fixed and variable components of compensation that are aligned with the compensation philosophy as highlighted in the chart below:

	Component	Form	Philosophy
SHORT-TERM	**Base Salary**	Cash	Provide a competitive fixed rate of pay recognizing different levels of responsibility and performance within the Company.
	Annual Cash Incentive	Performance Award	Reward employees for achieving critical annual financial and operational Company goals, as well as meeting certain customer, sustainability and diversity and inclusion metrics.
LONG-TERM	**LTI**	PSUs (65%)	Motivate employees and reward the achievement of specified financial goals and carbon emissions reduction targets, as well as superior Relative TSR performance over a three-year period.
		Stock Options (20%)	Provide an incentive for long-term creation of stockholder value.
		RSUs (15%)	Help the Company retain its NEOs and other key employees and promote stock ownership.
OTHER	**Health, Welfare and Retirement Programs**		Executives generally participate in the same benefit programs that are offered to other salaried employees. Dow benefits are designed to provide market competitive benefits to protect employees' and their covered dependents' health and welfare and provide retirement benefits.
	Perquisites		Limited perquisites are provided to executives to facilitate strong performance on the job and to enhance their personal security and productivity.

2022 COMPENSATION DECISIONS

The following information relates to Dow's 2022 compensation program as applicable to the NEOs.

Base Salary

Base salary is a fixed portion of compensation based primarily on an individual's skills, job responsibilities and experience, as well as more subjective factors such as the assessment of individual performance by the Committee, with input from the Independent Compensation Consultant. Base salaries for executives are benchmarked against similar jobs and are targeted at the median of the Compensation Peer Group, after adjusting for each company's revenue size.

2022 Base Salary Decisions

The table below shows the annual base salaries for the NEOs as of December 31, 2022 and their respective increases for the year 2022 as determined by the Committee, and for the CEO, the full Board, in February 2022. This information may be different from the base salary provided in the Summary Compensation Table, which reflects actual base salary received for 2022. Generally consistent with salary adjustments provided to Dow's salaried employees, each of Mr. Ungerleider, Ms. Palmieri and Dr. Sreeram received an increase of 3 percent. Mr. Fitterling received a 4 percent increase and Ms. Carter received an increase of 10 percent based upon the Committee's review of their experience in their respective roles and on benchmarking against the mid-range of base salaries for comparable positions within the Compensation Peer Group and as recommended by the Independent Compensation Consultant.

BASE SALARY YEAR OVER YEAR CHANGE

Name	2021 Base Salary ($)	2022 Base Salary ($)	Percent Change in Base Salary
Jim Fitterling	1,565,000	1,630,000	4%
Howard Ungerleider	1,213,207	1,249,603	3%
Karen S. Carter	663,253	729,578	10%
Jane Palmieri	683,249	703,746	3%
A. N. Sreeram	860,590	886,408	3%

Performance Award

The annual cash incentive program is designed to reward employees for achieving the Company's most critical financial and operational goals including certain customer, sustainability, and inclusion and diversity metrics. Based on feedback from investors, benchmarking, management's recommendation and input from the Independent Compensation Consultant, the Committee determined that Operating EBIT, Free Cash Flow and metrics that support economic, environmental, and social well-being through operations were aligned with the Company's stated goals to its stakeholders, including employees and stockholders. In setting the goals for each metric, the Committee carefully considered actual 2021 business results, the 2022 business plan, expected global macroeconomic conditions and input from the Independent Compensation Consultant. The target goal is typically set at a level consistent with the Company's expected business plan with thresholds and maximums representing a reasonable risk/reward profile for the metric. Given that the Company's business results may fluctuate due to macroeconomic impact, the target goal could be set at a level lower than the prior year's actual results. Actual award payouts are determined following the completion of the program year by measuring actual performance against each metric target goal.

2022 Performance Award Design and Metrics

As depicted below, the award earned under the 2022 Performance Award is equal to an individual's target award multiplied by the performance related to Operating EBIT, Free Cash Flow and certain customer experience, sustainability, and inclusion and diversity metrics. The payout is adjusted by the individual performance factor assessment, which includes safety performance. The final award value ranges from 0 percent to 200 percent of target.



Operating EBIT		Free Cash Flow		ESG Metrics		Individual Factor (includes Safety)
40%	+	40%	+	20%	X	0%-125%

Payout Range

Max: 200%

Target: 100%

Threshold: 50%

Program Total Payout
Max = 200%, including Individual Factor

Operating EBIT: Operating EBIT means earnings (i.e., "Income before income taxes") before interest, excluding the impact of significant items. This metric aligns the Performance Award to the Company's operating strength, efficiency and profitability; balancing revenue growth with margin expansion.

Free Cash Flow: Free Cash Flow means "Cash provided by operating activities—continuing operations," less capital expenditures. For purposes of the Performance Award calculation, adjustments for changes in accounting treatment and large mergers and acquisitions may be considered. This metric aligns the Performance Award to the Company's capital expenditure efficiency and is an integral financial measure used in the Company's financial planning process.

Operating EBIT and Free Cash Flow are non-GAAP measures. For definitions and reconciliation to the most directly comparable U.S. GAAP measures, see Select Financial Information in the Appendix and located at *www.dow.com/investors* under Financial Reporting.

Environmental, Social and Governance Metrics: Dow's commitment toward achieving the Company's ambition to be the most innovative, customer-centric, inclusive, and sustainable materials company in the world is reinforced by including quantifiable customer, sustainability, and inclusion and diversity metrics in the Performance Award design. Encouraged by investors and responsive to industry trends and best practice, the addition of these metrics supports Dow's aim to foster economic, environmental, and social well-being through operations. The ESG metrics for short term incentives are comprised of several components:

ESG Metrics	Description
Customer Experience	• Rationale: Customers are critical to Dow, and every employee has an impact on customer loyalty • Measurement: Customer Experience Index (CXi)—a quarterly measurement of direct and prospective customer sentiment across every touchpoint with Dow, rated out of 100
Sustainability	• Rationale: Sustainability is essential to Dow's long-term value proposition, as it drives responsible behaviors, bottom-line financial results and benefits the communities in which Dow operates • Measurement: World Leading Operations (WLO) Index—a composite index measuring safety (unplanned events), total worker health, environmental stewardship and transportation stewardship
Inclusion & Diversity[1]	• Rationale: An inclusive culture with a diverse workforce is an important catalyst for innovation and business success • Measurement: Global ERG Participation, Global Representation of Women, and U.S. Ethnic Minority Representation—measured as a percentage of Dow's workforce

1   The inclusion and diversity metric is included in the Performance Award targets for approximately 3,000 people leaders and senior leaders which includes the NEOs.

The 2022 Performance Award target goals and results of the Company component are shown below, with a total Company payout of 111 percent for the NEOs:

Metric			Threshold (50%)	Target (100%)	Maximum (200%)	Weight	2022 Actual	Payout
Operating EBIT			$5.32 billion	$7.60 billion	$9.88 billion	40%	$6.59 billion	78%
Free Cash Flow			$3.64 billion	$5.20 billion	$6.76 billion	40%	$5.66 billion	130%
ESG	Customer Experience (CXi, out of 100)		70	73	77	20%	75	150%
	Sustainability (WLO Index)		77.3%	84.0%	91.9%		86.0%	125%
	Inclusion & Diversity	Global ERG Participation	52.4%	54.4%	56.0%		57.3%	200%
		Global Representation of Women	28.9%	29.7%	30.3%		29.5%	88%
		U.S. Ethnic Minority Representation	26.0%	27.0%	27.8%		27.5%	163%
Total Payout								111%

PERFORMANCE AWARD DETAILED CALCULATION

The Committee assessed the Company's performance and each NEO's individual performance for achievements linked to the Company's performance, as well as how each NEO demonstrated leadership commitment to the Company's ambition to become the most innovative, customer-centric, inclusive, and sustainable materials science company in the world. The individual performance achievements through December 31, 2022 that were considered by the Committee are listed beginning on page 58 of this Proxy Statement. Once the actual award payouts are determined following the completion of the program year by measuring actual performance against each metric target goal, the Committee has the discretion to determine the extent to which any performance goals have been achieved and may adjust the payout percentage for the Company component and individual factor. The payouts approved by the Committee, and for the CEO, the full Board, under the 2022 Performance Award program to each of the NEOs is shown below:

Name	Year End Base Salary ($)	Target Percent	Target Amount ($)	Company Component	Individual Factor-Committee Assessment	Total Payout Percent	Total Payout Amount ($)
Jim Fitterling	1,630,000	175%	2,852,500	111%	110%	122%	3,482,903
Howard Ungerleider	1,249,603	120%	1,499,524	111%	110%	122%	1,830,919
Karen S. Carter	729,578	90%	656,620	111%	110%	122%	801,734
Jane Palmieri	703,746	80%	562,997	111%	110%	122%	687,420
A. N. Sreeram	886,408	95%	842,088	111%	100%	111%	934,717

2023 Performance Award Design and Metrics

In February 2023, the Committee reviewed the Performance Award design and metrics alignment between the Company's financial objectives and the desire to reward employees for achieving the Company's most critical operational goals including certain customer experience, sustainability, and inclusion and diversity metrics; as part of the Company's ambition to become the most innovative, customer-centric, inclusive and sustainable materials science company in the world ("Ambition"). Based on feedback from investors, benchmarking, management's recommendation and input from the Independent Compensation Consultant, the Committee agreed that the design provides balance between driving financial results and generating cash flow and that the Ambition metrics are considered a market leading practice and demonstrate the Company's commitment to customer loyalty, sustainability, safety, and an inclusive culture.

The Committee decided to continue the Performance Award design and metrics with no substantive changes for the 2023 Performance Award. As depicted below, the award earned under the 2023 Performance Award will be equal to an individual's target award multiplied by the performance related to Operating EBIT, Free Cash Flow and certain customer, sustainability, and inclusion and diversity metrics. The payout will be adjusted by the individual performance factor assessment, which includes safety performance. The final award value will range from 0 percent to 200 percent of target.



[Operating EBIT 40% + Free Cash Flow 40% + Ambition Metrics 20%] X Individual Factor (includes Safety) 0%-125%

Payout Range
Max: 200%
Target: 100%
Threshold: 50%

Program Total Payout
Max = 200%, including Individual Factor

Long-Term Incentive Compensation

Each year, the Company grants equity-based awards to leaders and key employees who demonstrate high performance and contribute to long-term stockholder value creation as LTI under the terms of the Dow Inc. 2019 Stock Incentive Plan. These LTI awards are designed to motivate and reward employees to deliver against the Company's performance goals, support the retention of top talent, and create ownership alignment with stockholders. From time to time, the Company may grant additional one-time equity-based awards to key employees, including NEOs, in connection with promotion, recruitment and retention efforts, succession planning or significant accomplishments or achievements. One-time awards are subject to standard terms and conditions, except that vesting provisions may vary on a case-by-case basis and one-time awards are forfeited if the employee voluntarily terminates employment prior to vesting. As with the Company's approach for all elements of compensation, LTI award levels are targeted at the median of the Compensation Peer Group for comparable positions. Company performance and stock price determine the actual payout and value of LTI awards.

LTI Award Decisions

In February 2022, the Committee approved the design and metrics for the 2022-2024 Performance Share Program. A new LTI award was approved by the Committee for each NEO, and for the CEO by the full Board, as shown in the Summary Compensation Table, based upon the Compensation Peer Group median LTI values and reflective of the mix of LTI awards described in the table below.

In February 2023, the Committee approved the results of the 2020-2022 Performance Share Program, and to maintain the current design and metrics for the 2023-2025 Performance Share Program.

In determining the design and metrics, the Committee reviewed feedback from investors, benchmarking, management's recommendation, and input from the Independent Compensation Consultant. In setting the goals for each metric, the Committee carefully considered actual business results, the business plan, expected global macroeconomic conditions and input from the Independent Compensation Consultant. The target goal is typically set at a level consistent with the Company's expected business plan with thresholds and maximums representing a

reasonable risk/reward profile for the metric. Given that the Company's business results may fluctuate due to macroeconomic impact, the target goal could be set at a level lower than the prior year's actual results.

In addition, in November 2022, the Committee approved one-time equity awards in the form of RSUs for Mr. Ungerleider, Mses. Carter and Palmieri. The Committee determined that given the critical roles of the recipients to Dow's long-term overall strategic, operational and financial goals, their current levels of retention and unvested equity value, it was advisable to grant these one-time equity awards with specified time-based vesting for retention purposes. The amount and duration of the vesting requirements for these awards were determined by the Committee in conjunction with the Independent Compensation Consultant. The awards are subject to time-based vesting with 50% of the award vesting at the end of three years after the grant date and 50% vesting at the end of five years after the grant date.

Form	2022 Award Mix	Vesting Terms and Other Conditions
PSUs	65%	PSUs can be earned after a three-year performance period based on the following metrics: • Operating ROC • Cumulative Cash from Operations • Relative TSR • Carbon Emissions Reduction Performance for each individual metric ranges from 0 percent to 200 percent of the target, with a total maximum payout capped at 200 percent for the combined total of Operating ROC plus Cumulative Cash from Operations, even when considering modification based on Relative TSR and the inclusion of the Carbon Emissions Reduction metric. Accumulated dividend equivalents are paid only on earned shares after the three-year performance period has ended.
Stock Options	20%	The exercise price equals the closing stock price of Dow common stock on the grant date. Options generally vest, pro rata, in one-to-three year periods and expire after ten years.
RSUs	15%	RSUs vest after three years. During the vesting period, holders of outstanding RSU awards receive quarterly cash payments equal to the dividend paid on the equivalent shares of Dow common stock.

Operating ROC: Operating ROC measures how effectively a company has utilized the money invested in its operations and is calculated as net operating profit after tax (excluding significant items) divided by total average capital. Net operating profit after tax (excluding significant items) is a net income measure the Company uses in presentations to investors that excludes net income attributable to noncontrolling interests, and interest expense, exclusive of the significant items.

Operating ROC is a non-GAAP measure. For definitions and reconciliation to the most directly comparable U.S. GAAP measures, see Select Financial Information in the Appendix and located at *www.dow.com/investors* Financial Reporting.

The target goal represents the expected level of Operating ROC over the three-year performance period while the threshold goal represents the minimum level of performance that would warrant any payout and the maximum goal represents stretch performance that would warrant a maximum payout.

Cumulative Cash from Operations: Cumulative Cash from Operations represents the amount of cash generated by the Company's ongoing core business over the defined period. It is calculated as "cash provided by operating activities—continuing operations," over the defined period. The target goal represents the expected level of Cumulative Cash from Operations over the three-year performance period while the threshold goal represents the minimum level of performance that would warrant any payout and the maximum goal represents stretch performance that would warrant a maximum payout.

Relative TSR: TSR is defined as stock price appreciation plus dividends paid. The peer group used for Relative TSR is the Relative TSR Peer Group. For Dow and each company in the Relative TSR Peer Group, a beginning price using a thirty trading day averaging period at the beginning of the performance period and an ending price using a thirty trading day averaging period at the end of the performance period are calculated and used to create a percentile ranking to develop a relative performance metric for purposes of compensation.

Relative TSR is utilized as a modifier with a 75 percent factor for performance in the bottom quartile and a 125 percent factor for performance in the top quartile.

Relative TSR Peer Group: The Committee selects the Relative TSR Peer Group that represents the broadest and most reliable measurement to assess Relative TSR for the performance share programs. The Relative TSR Peer Group is comprised of companies that Dow benchmarks for financial performance that are technology-based and manufacturing-based global companies. Selecting peer companies within similar industries reduces the potential impact (positively or negatively) of sector rotation.

Relative TSR Peer Group
Arkema S.A.
BASF Corporation
Celanese Corporation
Chevron Corporation
Covestro AG
Eastman Chemical Company
Exxon Mobil Corporation
Huntsman Corporation
LyondellBasell Industries N.V.
Phillips 66
Shin-Etsu Chemical Co., Ltd.
Wacker Chemie AG
Westlake Chemical Corporation

2020-2022 Performance Share Program Results

The 2020 program is based on Operating ROC and Cumulative Cash from Operations as the key performance metrics, and Relative TSR as a modifier. As previously disclosed in the 2021 and 2022 Proxy Statements, due to the onset of the COVID-19 pandemic, the Committee approved a modification to the 2020 program through incorporation of changes already contemplated for the 2021 program. The approved changes to the 2020 program were to add a new metric (Cumulative Cash from Operations), cap the total maximum payout at 100 percent for the combined total of Operating ROC plus Cumulative Cash from Operations subject to upward or downward modification of 25 percent based on Relative TSR, and update the Relative TSR Peer Group. The approved changes resolved the impact to the PSU program due to COVID-19 macroeconomic challenges while aligning the 2020 and 2021 PSU programs with investors' interests.

The Committee assessed the Company's performance. Once the actual award payouts are determined following the completion of the program year by measuring actual performance against each metric target goal, the Committee has the discretion to determine the extent to which any performance goals have been achieved and may adjust the program payout. The Committee capped the award at 100%. The graphic below presents the overall design, metric goals and the payout result for the 2020 program:



1   Capped at 100% for the combined total of Operating ROC plus Cumulative Cash from Operations and any upward or downward modification of 25% based on Relative TSR. Company performance would have resulted in a 200% payout without the applied cap at 100%.

2021-2023 Performance Share Program Design

Based on feedback from investors, benchmarking, management's recommendation and input from the Independent Compensation Consultant, the Committee determined that Operating ROC and Cumulative Cash from Operations as key performance metrics for the 2021 program, with Relative TSR as a modifier, were aligned with the Company's stated goals to its stakeholders, including employees and stockholders. In setting the goals for each metric, the Committee considered actual 2020 business results, the 2021 business plan and expected global macroeconomic conditions. The target goal is typically set at a level consistent with the Company's expected business plan with thresholds and maximums representing a reasonable risk/reward profile for the metric. The graphics below present the overall design and target, maximum and threshold values:



1   Capped at 200% for the combined total of Operating ROC plus Cumulative Cash from Operations, even when considering modification based on Relative TSR.

	Operating ROC		Cumulative Cash from Operations		Relative TSR	
	Goal	Payout	Goal	Payout	Goal	Modifier
Max	12.1%	200%[1]	$19.1 billion	200%[1]	> 75th Pctl	125%
Target	9.3%	100%	$14.7 billion	100%	25th ≤ Target ≤ 75th	100%
Threshold	6.5%	35%	$10.3 billion	35%	< 25th Pctl	75%

1   Capped at 200% for the combined total of Operating ROC plus Cumulative Cash from Operations, even when considering modification based on Relative TSR.

2022-2024 Performance Share Program Design

To align the LTI programs to the Company's strategy to decarbonize and grow, and based on feedback from investors, benchmarking, management's recommendation and input from the Independent Compensation Consultant, the Committee approved including carbon emission-related metrics in the 2022-2024 Performance Share Program to drive performance on sustainability targets and carbon and climate goals. The 2022 program design includes enhancements that align with Dow's stated goals to stakeholders, including employees and stockholders, to achieve carbon neutrality by 2050 through increasing its positive impact on customers, business, and society, while also supporting Dow's commitment to reduce its net annual carbon emissions by an additional 15 percent by 2030, as measured against the 2020 levels. The carbon emissions reduction metrics will help enable the Company to decarbonize and grow and reduce overall zero-carbon emissions, including a cumulative net-zero carbon target as measured against the 2020 levels previously announced by the Company. The carbon metric represents 20 percent of the 2022 program design.

Consistent with the 2021 program, the Committee determined that Operating ROC and Cumulative Cash from Operations would be key financial performance metrics for the 2022 program, with Relative TSR as a modifier, which together would represent 80 percent of the measured performance.

In setting the goals for each metric, the Committee considered actual 2021 business results, the 2022 business plan, expected global macroeconomic conditions, input from the Independent Compensation Consultant, and sustainability targets and carbon and climate goals. The target goal is typically set at a level consistent with the Company's expected business plan with thresholds and maximums representing a reasonable risk/reward profile for the metric. Given that the Company's business results may fluctuate due to macroeconomic impact, the target goal could be set at a level lower than the prior year's actual results. The graphics below present the overall design and target, maximum and threshold values:


80% Financial
20% Carbon
Operating ROC
50%
+
Cumulative Cash from Operators
50%
X
Relative TSR
75%, 100% or 125% Modifier
+
Carbon Emissions Reduction Metrics
Payout Range
Max: 200%[1]
Target: 100%
Threshold: 35%

1 Capped at 200% for the combined total of Operating ROC plus Cumulative Cash from Operations, even when considering modification based on Relative TSR, plus Carbon Emissions Reduction metrics.

	Operating ROC		Cumulative Cash from Operations		Relative TSR			Cumulative Carbon Emissions Reduction	
	Goal	Payout	Goal	Payout	Goal	Modifier		Goal	Payout
Max	17.0%	200%	$30.0 billion	200%	> 75th Pctl	125%		3.5MM MT	200%
Target	13.5%	100%	$23.0 billion	100%	25th Pctl ≤ Target ≤ 75th Pctl	100%	+	3.0MM MT	100%
Threshold	10.0%	35%	$16.0 billion	35%	< 25th Pctl	75%		2.5MM MT	35%

The carbon emission-related metrics for the 2022 program include the following components:

Carbon Metrics	Description
Establish: Carbon emissions reduction plans	Establish carbon emissions reduction plans for Scopes 1 and 2 for the top 25 Dow manufacturing sites by year-end 2022. This metric has been achieved.
Define: Scope 3 carbon emissions exposures	Define Scope 3 carbon emissions exposures by year-end 2023 for: • Purchased goods and services, • Fuel and energy-related activities, and • Transportation/distribution. If not achieved, the payout for the carbon emission-related metrics component of the 2022 program is capped at the threshold level.
Achieve: Cumulative carbon emissions reduction target goal	Achieve the cumulative Scopes 1 and 2 carbon emissions reduction target goal for the three-year performance period compared with the 2020 levels.

These metrics and timelines are paramount to achieving the Company's emissions reduction target goals by positively influencing leadership behaviors, creating organizational alignment and accelerating our efforts aligned to our sustainability commitments. To reinforce this point, the payout for the carbon emission-related metrics component of the 2022 program is capped at 35% (threshold) if the Establish and Define metrics are not achieved by the designated timeframe.

2023-2025 PERFORMANCE SHARE PROGRAM DESIGN

In February 2023, the Committee reviewed the Performance Share Program design and metrics alignment between the Company's ambition and financial objectives and the strategy to decarbonize and grow. Based on feedback from investors, benchmarking, management's recommendation and input from the Independent Compensation Consultant, the Committee agreed that the financial metrics appropriately focus on long-term growth and return on investment, and including the carbon emissions reduction metric positively influences leadership behavior, organizational alignment and accelerates efforts aligned to the Company's sustainability commitments.

The Committee decided to continue the Performance Share Program design and metrics for the 2023-2025 Performance Share Program. As depicted below, the 2023 program maintains Operating ROC and Cumulative Cash from Operations as key financial performance metrics, with Relative TSR as a modifier, which together represent 80 percent of the measured performance, while continuing focus on cumulative carbon emissions reduction. The carbon metric represents 20 percent of the 2023 program design.


80% Financial
20% Carbon
Operating ROC
50%
+
Cumulative Cash from Operators
50%
X
Relative TSR
75%, 100% or 125% Modifier
+
Carbon Emissions Reduction Metrics
Payout Range
Max: 200%[1]
Target: 100%
Threshold: 35%

1 Capped at 200% for the combined total of Operating ROC plus Cumulative Cash from Operations, even when considering modification based on Relative TSR, plus Carbon Emissions Reduction metrics.

2022 NEO TARGETED TOTAL DIRECT COMPENSATION SUMMARY

In addition to and separate from the Summary Compensation Table, the following table is provided to aid with understanding the annual compensation of the NEOs. The following table lists the targeted total direct compensation for each NEO for the full calendar year ending December 31, 2022:

TOTAL DIRECT COMPENSATION

Name	Base Salary ($)	Target Annual Incentive	Target Annual Incentive ($)	Target LTI ($)	Targeted Total Direct Compensation ($)
Jim Fitterling	1,630,000	175%	2,852,500	13,400,000	17,882,500
Howard Ungerleider	1,249,603	120%	1,499,524	4,660,000	7,409,127
Karen S. Carter	729,578	90%	656,620	2,020,000	3,406,198
Jane Palmieri	703,746	80%	562,997	1,860,000	3,126,743
A. N. Sreeram	886,408	95%	842,088	2,840,000	4,568,496

PERQUISITES

Dow offers perquisites that the Committee believes are reasonable yet competitive in attracting and retaining the executive team.

The Committee, with input from the Independent Compensation Consultant, regularly reviews the perquisites provided to the respective NEOs as part of its overall review of executive compensation. The following outlines the modest perquisites that may be provided to executives:

- Financial and Tax Planning Support

- Executive Physical Examination and Related Travel Expenses

- Executive Excess Umbrella Liability Insurance

- Home Security Alarm System

- Personal Travel on Corporate Aircraft and Related Travel Expenses for the CEO, who is required by the Board for security and immediate availability reasons to use corporate aircraft for business and personal travel, and for other NEOs as may be approved under limited circumstances.

For information regarding the perquisites that the NEOs received for the fiscal year ended December 31, 2022, see the column titled "All Other Compensation" of the Summary Compensation Table and the accompanying narrative.

The Compensation Process

The Committee, with the support of the Independent Compensation Consultant and management, develops and executes the executive compensation program. The Committee is responsible for recommending compensation for the CEO for approval by the independent Directors and for approving the compensation of all of the other NEOs and executive officers. The Committee annually reviews and evaluates the executive compensation program to ensure that the program is aligned with Dow's compensation philosophy and with expected performance.

The Committee reviews the following factors, among others, to determine executive and non-employee Director compensation:

- Competitive analysis: Median levels of compensation for similar jobs and job levels in the market, taking into account revenue relative to the Compensation Peer Group

- Company performance: Measured against financial metrics and operational targets approved by the Committee, along with Relative TSR against the Relative TSR Peer Group

- Market landscape: Business climate, economic conditions and other factors

- Individual roles and performance: Each executive's experience, knowledge, skills and personal contributions

ROLE OF COMPANY MANAGEMENT

The CEO makes recommendations to the Committee regarding compensation for executive officers (other than himself) after reviewing Dow's overall performance, each executive's personal contributions and relevant compensation market data from the Compensation Peer Group for similar jobs and job levels.

ROLE OF THE COMPENSATION AND LEADERSHIP DEVELOPMENT COMMITTEE

The Committee is responsible for establishing Dow's executive compensation philosophy. The Committee is responsible for approving compensation for the NEOs and executive officers and has broad discretion when setting compensation types and amounts. As part of the review, management and the Committee also review summary total compensation scenarios for the NEOs and consider advice and recommendations from the Independent Compensation Consultant. Additionally, the Committee annually reviews the corporate goals and objectives relevant to the compensation of the CEO. The Committee evaluates the CEO's performance against the CEO's objectives and makes recommendations to the independent Directors regarding compensation levels based on that evaluation. The Committee considers compensation market data from the Compensation Peer Group when setting compensation types and amounts for the CEO.

ROLE OF INDEPENDENT BOARD MEMBERS

The independent members of the Board are responsible for assessing the performance of the CEO. They also aid in approving the compensation types and amounts for the CEO.

ROLE OF THE INDEPENDENT COMPENSATION CONSULTANT

The Committee retained Mercer as its independent compensation consultant (the "Independent Compensation Consultant") to advise on executive compensation matters. The Committee annually reviews the criteria necessary for the Independent Compensation Consultant to act independently. The Independent Compensation Consultant's responsibilities include:

- Advising the Committee on trends and issues in executive compensation
- Reviewing and advising the group of companies in the Compensation Peer Group
- Consulting on the competitiveness of the compensation structure and levels of Dow's executive officers and non-employee Directors
- Providing advice and recommendations related to the compensation and design of Dow's compensation programs
- Reviewing and advising on all materials provided to the Committee for discussion and approval
- Participating in Committee meetings as requested and communicating with the Chair of the Committee between meetings

The Independent Compensation Consultant has safeguards and procedures in place to maintain independence in its executive compensation consulting practice, and the Committee determines whether the compensation consultant's work has raised any conflicts of interest. The safeguards implemented by the Independent Compensation Consultant include a rigidly enforced code of conduct, a policy against investing in client organizations and clear separation between the Independent Compensation Consultant's executive compensation consulting and their other administrative and consulting business units from a leadership, performance measurement and compensation perspective.

In 2022, the Independent Compensation Consultant and its affiliates provided approximately $2,852,478 in human resources consulting services to Dow unrelated to executive and Director compensation consulting services. The decision to engage the Independent Compensation Consultant to provide these services was made by management and approved by the Committee. In 2022, the Independent Compensation Consultant's aggregate fees for executive and Director compensation consulting services were $273,025.

The Committee has considered factors relevant to the Independent Compensation Consultant's independence from management under SEC rules and NYSE listing standards, and has determined that the Independent Compensation Consultant is independent from management.

COMPENSATION PEER GROUP AND BENCHMARKING

In order to ensure the executive pay program is competitive in attracting, motivating and retaining qualified individuals to work at Dow, and is appropriately aligned to stock price and business performance, Dow maintains a Compensation Peer Group for market comparisons, benchmarking and setting executive and non-employee Director compensation. Market compensation data for the selected Compensation Peer Group is gathered through compensation surveys conducted by the Independent Compensation Consultant. Dow targets the median of the Compensation Peer Group for all compensation elements. Performance Award targets and LTI awards reflect market median values while actual payouts are dependent on Company and individual performance.

Below is Dow's Compensation Peer Group selected for 2022 and a chart that provides a comparison of revenue.

2022 Compensation Peer Group
3M Company
Archer Daniels Midland Company
The Boeing Company
Caterpillar Inc.
The Coca-Cola Company
ConocoPhillips
Deere & Company
Eli Lilly and Company
Honeywell International Inc.
Johnson & Johnson
Johnson Controls International Plc
Kimberly-Clark Corporation
Linde PLC
Lockheed Martin Corporation
LyondellBasell Industries N.V.
Mondelez International, Inc.
PepsiCo, Inc.
Pfizer Inc.
The Procter & Gamble Company
Raytheon Technologies Corporation



Revenue ($B)[1]

[1] Reflects twelve months as of each Compensation Peer Group company's last fiscal year end. Source: S&P Capital IQ

The Compensation Peer Group is regularly evaluated by the Committee, with support of management and the Independent Compensation Consultant, in consideration of a range of factors, including, but not limited to, industry, revenue size (roughly 0.4x to 2.0x Dow's estimated annual revenue), market capitalization and other factors, and then updated periodically to ensure the companies in the group remain relevant. The 2023 Compensation Peer Group has been reviewed and approved, with no changes from 2022.

Other Considerations

STOCK OWNERSHIP GUIDELINES

The Committee believes that Dow's executives will more effectively align with stockholders' long-term interests if they hold a minimum number of shares of Dow common stock. Shares used to determine whether the guidelines are met include those held personally or beneficially owned, including the share equivalent of any Dow stock units held in the Savings Plan and EDP, and RSUs subject solely to service-based vesting. Unvested PSUs and Stock Options, whether vested or unvested, do not count toward an executive's holdings for purposes of calculating the minimum ownership.

Multiple of Base Salary	2022 Target	12/31/2022 Actual
Jim Fitterling	6X	10X
Howard Ungerleider	4X	13X
Karen S. Carter	4X	8X
Jane Palmieri	4X	8X
A. N. Sreeram	4X	9X
Average of All Executive Officers	4X	10X

Executives have five years from the date they become subject to the guidelines to satisfy the ownership requirement. Executives are also subject to a retention ratio. If, as of the fifth year, an executive has not met his or her requirement, he or she is required to hold 75 percent of the shares (net of taxes) received upon the vesting of RSUs and PSUs and upon the exercise of a Stock Option. Currently, each NEO has exceeded the relevant minimum ownership requirement.

SPECULATIVE STOCK TRANSACTIONS; ANTI-HEDGING AND ANTI-PLEDGING POLICY

It is against Dow policy for Directors and executive officers to engage in derivative or speculative transactions in Dow securities. As such, it is against Dow policy for Directors and executive officers to trade in puts or calls in Dow securities, or sell Dow securities short. In addition, it is against Dow policy for Directors and executive officers to hedge or pledge Dow securities or hold Dow securities in margin accounts.

EXECUTIVE COMPENSATION RECOVERY (CLAWBACK) POLICY

As part of its overall corporate governance structure, Dow maintains an executive compensation recovery, or clawback, policy for its executive officers. Under the policy, Dow may recover incentive income based on achievement of quantitative performance targets if an executive officer engaged in grossly negligent conduct or intentional misconduct that resulted in a financial restatement or in any increase in his or her incentive income. Incentive income includes income for this purpose related to the Performance Award and LTI. Management and the Committee continues to monitor the clawback policy to ensure that it is consistent with applicable laws and will review and modify the policy as necessary to reflect the final NYSE listing rules once adopted to implement the compensation recovery requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act.

SUCCESSION PLANNING PROCESS

The Committee is responsible for leadership talent and succession planning for all senior management roles, including the CEO. As provided in the Committee Charter, the Committee assesses current and future senior leadership talent for Company officers including their development and the succession plans of all key management positions. The Committee assists the Board in CEO succession planning, including overseeing the succession planning process for the CEO. The Committee regularly reviews leadership development activities and opportunities, and short-term and long-term succession plans for the CEO and other senior management roles. The Board is responsible for the selection of the CEO, and for the retirement, departure or an unexpected replacement of the CEO. Each year, as part of the succession planning process, the Chief Human Resources Officer, and the CEO for all roles except the CEO, provides the Committee and the Board with recommendations on, and evaluations of, potential successors for all senior management roles. The Committee and the full Board review their experience, skills, competencies, and potential to assess whether the individual possesses or can develop the attributes that the Board believes are necessary to lead and achieve the Company's goals. Among other steps taken to support the succession planning process throughout the year, members of the Company's leadership team and high potential members of management regularly attend Board and Committee meetings and present to the Board and Committees, providing opportunities for Directors to interact with senior management and assess their leadership capabilities.

COMPENSATION AND RISK MANAGEMENT

The Committee periodically reviews Dow's compensation policies and practices to determine whether the incentive compensation programs create risks that are reasonably likely to have a material adverse effect on Dow. The evaluation covers a wide range of practices and policies including: the balanced mix between pay elements, the balanced mix between short and long-term programs, caps on incentive payouts, governance processes in place to establish, review and approve goals, use of multiple performance measures, discretion on individual awards, use of stock ownership guidelines, provisions in severance/change-in-control policies, use of a compensation recovery policy, and Committee oversight of compensation programs.

Compensation Tables & Narrative

SUMMARY COMPENSATION TABLE

The following table summarizes the compensation of the Company's CEO, CFO, and the three other most highly compensated executive officers for the fiscal years ended December 31, 2022, 2021, and 2020:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[a]	Option Awards ($)[b]	Non-Equity Incentive Plan Compensation ($)[c]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[d]	All Other Compensation ($)[e]	Total ($)	Total Without Change in Pension ($)
Jim Fitterling Chairman and Chief Executive Officer	2022	1,620,000	-	11,417,896	2,680,030	3,482,903	68	263,754	19,464,652	19,464,583
	2021	1,555,000	-	10,706,279	2,540,028	5,089,967	4,634,995	332,623	24,858,892	20,223,897
	2020	1,548,079	-	9,608,666	2,400,057	3,020,475	5,447,988	185,991	22,211,255	16,763,267
Howard Ungerleider President and Chief Financial Officer	2022	1,244,004	-	7,470,887	932,050	1,830,919	0	141,040	11,618,900	11,618,900
	2021	1,207,771	-	3,810,605	904,057	2,576,852	542,061	103,813	9,145,158	8,603,097
	2020	1,216,576	-	3,443,303	860,058	1,819,811	1,048,146	87,782	8,475,676	7,427,530
Karen S. Carter President, Packaging and Specialty Plastics	2022	719,375	-	5,222,207	404,088	801,734	0	73,770	7,221,173	7,221,173
Jane Palmieri President, Industrial Intermediates & Infrastructure	2022	700,593	-	5,085,257	372,066	687,420	0	44,006	6,889,342	6,889,342
A. N. Sreeram Senior Vice President, Research & Development and Chief Technology Officer	2022	882,436	-	2,420,032	568,072	934,717	0	46,416	4,851,673	4,851,673
	2021	856,734	-	2,276,871	540,070	1,447,082	446,432	26,439	5,593,628	5,147,196
	2020	862,979	-	2,162,276	540,054	817,560	756,399	46,348	5,185,616	4,429,217

Totals in the above table might not equal the summation of the columns due to rounding amounts to the nearest dollar.

Note: The base salary differences between 2020, 2021, and 2022, if applicable, reflect the increases detailed in the 2022 Base Salary Decisions table and Dow's U.S. bi-weekly payroll practice. The number of bi-weekly pay periods in 2020, 2021 and 2022 were 27, 26 and 26 respectively.

Note: In order to show the effect that the year-over-year change in pension value had on total compensation as determined under applicable SEC rules, an additional column is included in this Summary Compensation Table to show total compensation minus the change in pension value. The amounts reported in the Total Without Change in Pension column may differ substantially from the amounts reported in the Total column required under SEC rules and are not a substitute for total compensation. Total without Change in Pension represents total compensation, as determined under applicable SEC rules, minus the change in pension value reported in the Change in Pension Value and Non-Qualified Deferred Compensation Earnings column. The changes in pension value result from many external variables, such as shifting interest rates, that are not related to Company performance. Therefore, Dow does not believe a year-over-year change in pension value is helpful in evaluating compensation for comparative purposes.

(a) Amounts represent the aggregate grant date fair value of awards in the year of the award in accordance with the same standard applied for financial accounting purposes, Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718. If valued assuming a maximum payout on the Performance Share Program, the value of the awards would be: Mr. Fitterling $18,815,530; Mr. Ungerleider $6,543,502; Ms. Carter $2,837,274; Ms. Palmieri $2,612,134; Dr. Sreeram $3,987,982. A discussion of the assumptions used in calculating these values can be found in Note 20 to the Consolidated Financial Statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2022.

(b) Amounts represent the aggregate grant date fair value of awards in the year of the award, based on Dow's valuation for financial accounting purposes which uses the widely accepted Black-Scholes option valuation model and is otherwise computed in accordance with FASB ASC Topic 718. The option value calculated for the NEOs' awards granted on February 10, 2022 was $11.08 with an exercise price of $60.95 based on the closing stock price of Dow common stock on the grant date. A discussion of the assumptions used in calculating these values can be found in Note 20 to the Consolidated Financial Statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2022.

(c) Individual results for Non-Equity Incentive Plan Compensation are detailed in the section titled "Performance Award" of the CD&A and reflect amounts paid in 2023 for performance achieved in 2022.

(d) Reflects the aggregate change in the actuarial present value of accumulated pension benefits at age 65 using the actuarial assumptions included in the Company's Annual Report on Form 10-K for the year ended December 31, 2022. The amounts recorded in this column vary with a number of factors, including the discount rate applied to determine the value of future payment streams. As a result of an increase in prevailing interest rates in the credit markets in 2022, the discount rate used pursuant to pension accounting rules to calculate the present value of future payments increased from 3.06% for fiscal year 2021 to 5.65% for fiscal year 2022. The decrease in pension value resulting from the change in interest rates does not result in any change to the underlying benefits payable to participants under the DEPP or the ESRP. No NEOs participate in the PPA. An analysis of the Change in Pension Value for 2022 is shown in the table below.

CHANGE IN PENSION TABLE

Name	Change in Discount Interest Rate ($)	Change in Deferral Period, Benefits, and Other ($)	Total Change ($)
Jim Fitterling	(4,787,580)	1,976,082	(2,811,498)
Howard Ungerleider	(1,366,156)	841,036	(525,120)
Karen S. Carter	(1,868,333)	1,044,578	(823,755)
Jane Palmieri	(1,384,479)	884,658	(499,821)
A. N. Sreeram	(1,011,677)	606,198	(405,479)

(e) "All Other Compensation" includes perquisites, other personal benefits and the Company contributions to both qualified and non-qualified defined contribution plans. Perquisites and personal benefits include: personal use of aircraft (as required by the Company for security and immediate availability reasons) and related travel expenses, certain tax reimbursements to the NEOs, financial and tax planning support, home security, executive physical examinations and related travel expenses, personal excess liability insurance premiums, limited use of assistants for personal matters, access to secured parking at the corporate headquarters, and receipt of items at Dow-sponsored customer events. Personal use of aircraft includes use of corporate aircraft for travel to certain non-Dow board meetings and to Company-sponsored executive health physicals. The incremental cost to Dow of personal use of Dow aircraft is calculated based on published industry rates by Conklin & de Decker Associates, Inc. for the variable operating costs to Dow including fuel, landing, catering, handling, aircraft maintenance and pilot travel costs. Fixed costs, which do not change based upon usage, such as pilot salaries or depreciation of the aircraft or maintenance costs not related to personal travel, are excluded. The NEOs also are provided a tax reimbursement for taxes incurred when a spouse travels for business purposes as it is sometimes necessary for spouses to accompany NEOs to business functions. These taxes are incurred because of the Internal Revenue Service's rules governing business travel by spouses and Dow reimburses the associated taxes. No NEO is provided a tax reimbursement for personal use of aircraft. Tax reimbursements may be provided to NEOs for certain Company-provided or reimbursed relocation expenses, if applicable.

The following are additional details associated with other compensation items for 2022:

i. Mr. Fitterling: Personal use of Company aircraft as required by Company policy for security and immediate availability purposes ($189,282) and Company contributions to the Savings Plan and EDP ($67,579)

ii. Mr. Ungerleider: Use of Company aircraft for non-Dow board travel, personal detours and executive health physical ($45,010), Company contributions to the Savings Plan and EDP ($51,961) and financial and tax planning ($36,396)

iii. Ms. Carter: Use of Company aircraft for non-Dow board travel and personal detours ($38,992) and Company contributions to the Savings Plan and EDP ($29,878)

iv. Ms. Palmieri: Company contributions to the Savings Plan and EDP ($30,705) and executive health physical ($10,829)

v. Dr. Sreeram: Use of Company aircraft for non-Dow board travel and executive health physical ($25,053) and Company contributions to the Savings Plan ($15,250)

GRANTS OF PLAN-BASED AWARDS

The following table provides additional information about plan-based compensation for the fiscal year ended December 31, 2022, disclosed in the Summary Compensation Table:

Name	Grant Date	Date of Action by the Compensation Committee	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[a]			Estimated Future Payouts Under Equity Incentive Plan Awards[b]			All Other Stock Awards: Number of Shares of Stock or Units (#)[c]	All Other Option Awards: Number of Securities Underlying Options (#)[d]	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[e]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Jim Fitterling	2/9/2022	2/9/2022	-	2,852,500	5,705,000							
	2/10/2022	2/10/2022				-	142,910	285,820				9,407,765
	2/10/2022	2/10/2022							32,980			2,010,131
	2/10/2022	2/10/2022								241,880	60.95	2,680,030
Howard Ungerleider	2/9/2022	2/9/2022	-	1,499,524	2,999,047							
	2/10/2022	2/10/2022				-	49,700	99,400				3,271,751
	2/10/2022	2/10/2022							11,470			699,097
	2/10/2022	2/10/2022								84,120	60.95	932,050
	11/2/2022	11/2/2022							74,580			3,500,039
Karen S. Carter	2/9/2022	2/9/2022	-	656,620	1,313,240							
	2/10/2022	2/10/2022				-	21,550	43,100				1,418,637
	2/10/2022	2/10/2022							4,980			303,531
	2/10/2022	2/10/2022								36,470	60.95	404,088
	11/2/2022	11/2/2022							74,580			3,500,039
Jane Palmieri	2/9/2022	2/9/2022	-	562,997	1,125,994							
	2/10/2022	2/10/2022				-	19,840	39,680				1,306,067
	2/10/2022	2/10/2022							4,580			279,151
	2/10/2022	2/10/2022								33,580	60.95	372,066
	11/2/2022	11/2/2022							74,580			3,500,039
A. N. Sreeram	2/9/2022	2/9/2022	-	842,088	1,684,175							
	2/10/2022	2/10/2022				-	30,290	60,580				1,993,991
	2/10/2022	2/10/2022							6,990			426,041
	2/10/2022	2/10/2022								51,270	60.95	568,072

(a) Performance Award program as described in the section titled "Performance Award" of the CD&A.

(b) PSUs as described in the section titled "Long-Term Incentive Compensation" of the CD&A. Maximum amount represents payout at 200% reflecting overall program cap.

(c) RSUs as described in the section titled "Long-Term Incentive Compensation" of the CD&A, including one-time equity awards for Mr. Ungerleider, Mses. Carter and Palmieri granted in November 2022.

(d) Stock Option awards as described in the section titled "Long-Term Incentive Compensation" of the CD&A.

(e) Amounts represent the aggregate grant date fair value of awards in the year of the award in accordance with the same standard applied for financial accounting purposes consistent with the values shown in the Summary Compensation Table.

OUTSTANDING EQUITY AWARDS

The following table lists outstanding equity awards for each NEO as of December 31, 2022, including outstanding equity awards from past years.

		Option Awards				Stock Awards		Equity Incentive Plan Awards:	Equity Incentive Plan Awards:
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable[a]	Number of Securities Underlying Unexercised Options (#) Unexercisable[a]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[b]	Market Value of Shares or Units of Stock That Have Not Vested ($)[b][c]	Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[d]	Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[c][d]
Jim Fitterling	02/14/2014	10,998		47.31	02/14/2024	n/a	n/a	n/a	n/a
	02/13/2015	94,395	-	50.07	02/13/2025	n/a	n/a	n/a	n/a
	02/12/2016	128,487	-	46.60	02/12/2026	n/a	n/a	n/a	n/a
	02/10/2017	97,436	-	61.97	02/10/2027	n/a	n/a	n/a	n/a
	02/15/2018	102,415	-	72.77	02/15/2028	n/a	n/a	n/a	n/a
	04/11/2019	262,830	-	54.89	02/11/2029	n/a	n/a	n/a	n/a
	02/13/2020	271,653	135,827	48.30	02/13/2030	36,025[e]	1,815,300	161,500	8,137,985
	02/11/2021	81,646	163,294	57.67	02/11/2031	31,943[e]	1,609,608	143,150	7,213,329
	02/10/2022	-	241,880	60.95	02/10/2032	31,885[e]	1,606,685	142,910	7,201,235
Howard Ungerleider	02/14/2014	94,998	-	47.31	02/14/2024	n/a	n/a	n/a	n/a
	02/13/2015	94,395	-	50.07	02/13/2025	n/a	n/a	n/a	n/a
	02/12/2016	105,493	-	46.60	02/12/2026	n/a	n/a	n/a	n/a
	02/10/2017	85,125	-	61.97	02/10/2027	n/a	n/a	n/a	n/a
	02/15/2018	89,478	-	72.77	02/15/2028	n/a	n/a	n/a	n/a
	03/12/2018	-	-	n/a	n/a	69,197	3,486,837	-	-
	04/11/2019	103,880	-	54.89	02/11/2029	n/a	n/a	n/a	n/a
	02/13/2020	97,346	48,674	48.30	02/13/2030	13,360	673,210	57,870	2,916,069
	02/11/2021	29,060	58,120	57.67	02/11/2031	11,760	592,586	50,950	2,567,371
	02/10/2022	-	84,120	60.95	02/10/2032	11,470	577,973	49,700	2,504,383
	11/02/2022	-	-	n/a	n/a	74,580	3,758,086	-	-
Karen S. Carter	02/12/2016	3,739	-	46.60	02/12/2026	n/a	n/a	n/a	n/a
	02/10/2017	5,193	-	61.97	02/10/2027	n/a	n/a	n/a	n/a
	02/15/2018	4,416	-	72.77	02/15/2028	n/a	n/a	n/a	n/a
	10/10/2018	73,425	-	60.08	10/10/2028	n/a	n/a	n/a	n/a
	04/11/2019	37,550	-	54.89	02/11/2029	n/a	n/a	n/a	n/a
	02/13/2020	38,486	19,244	48.30	02/13/2030	5,280	266,059	22,880	1,152,923
	02/11/2021	11,830	23,660	57.67	02/11/2031	4,790	241,368	20,740	1,045,089
	02/10/2022	-	36,470	60.95	02/10/2032	4,980	250,942	21,550	1,085,905
	11/02/2022	-	-	n/a	n/a	74,580	3,758,086	-	-
Jane Palmieri	02/15/2013	11,146	-	32.57	02/15/2023	n/a	n/a	n/a	n/a
	02/14/2014	11,166	-	47.31	02/14/2024	n/a	n/a	n/a	n/a
	02/13/2015	11,047	-	50.07	02/13/2025	n/a	n/a	n/a	n/a
	02/12/2016	11,719	-	46.60	02/12/2026	n/a	n/a	n/a	n/a
	02/10/2017	12,864	-	61.97	02/10/2027	n/a	n/a	n/a	n/a
	02/15/2018	8,896	-	72.77	02/15/2028	n/a	n/a	n/a	n/a
	04/11/2019	15,490	-	54.89	02/11/2029	n/a	n/a	n/a	n/a
	02/13/2020	37,353	18,677	48.30	02/13/2030	5,130	258,501	22,210	1,119,162
	02/11/2021	11,380	22,760	57.67	02/11/2031	4,610	232,298	19,950	1,005,281
	02/10/2022	-	33,580	60.95	02/10/2032	4,580	230,786	19,840	999,738
	11/02/2022	-	-	n/a	n/a	74,580	3,758,086	-	-
A. N. Sreeram	02/15/2018	56,060	-	72.77	02/15/2028	n/a	n/a	n/a	n/a
	02/13/2020	-	30,564	48.30	02/13/2030	8,111[e]	408,713	36,340	1,831,173
	02/11/2021	-	34,720	57.67	02/11/2031	6,796[e]	342,450	30,440	1,533,872
	02/10/2022	-	51,270	60.95	02/10/2032	6,757[e]	340,485	30,290	1,526,313

(a) Stock Option awards vest in three equal installments on the first, second and third anniversaries of the grant date shown in the table.

(b) RSUs generally vest and are delivered three years after the grant date. RSUs granted for retention purposes in November 2022 will vest and be delivered in two equal installments in November 2025 and November 2027.

(c) Market values are based on the December 30, 2022 closing stock price of $50.39 per share of Dow common stock.

(d) PSUs granted February 13, 2020 will vest and be delivered in February 2023. PSUs granted February 11, 2021 will vest and be delivered in February 2024. PSUs granted February 10, 2022 will vest and be delivered in February 2025. These shares are shown at the target level of performance. The actual number of shares to be delivered will be determined at the end of the three-year performance period.

(e) Amount reported reflects RSUs following share withholding for payment of tax obligations.

OPTION EXERCISES AND STOCK VESTED

The following table summarizes the value received by the NEOs from Stock Options exercised and stock awards vested during 2022:

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)(a)	Value Realized on Vesting ($)
Jim Fitterling	-	-	127,067	7,610,627
Howard Ungerleider	104,101	3,760,982	50,179	3,009,521
Karen S. Carter	-	-	18,139	1,087,895
Jane Palmieri	-	-	13,784	838,601
A. N. Sreeram	122,953	1,424,135	43,652	3,054,075

(a) Includes settlement of shares from the 2019-2021 Performance Share program, even if elected to receive as cash.

STOCK INCENTIVE PLAN

The Dow Inc. 2019 Stock Incentive Plan (the "SIP") was adopted immediately prior to the spin-off of Dow from DowDuPont on April 1, 2019. The SIP was amended by the Board on February 11, 2021, and approved by stockholders on April 15, 2021. The number of shares available for issuance under the SIP is 125 million. The SIP authorizes Dow to grant equity-based incentive awards to its and its subsidiaries', eligible employees, non-employee Directors, consultants, advisors and other individuals. In addition, the SIP is used to settle outstanding DowDuPont equity awards that were converted into awards that are denominated in Dow common stock following the spin-off of Dow from DowDuPont on April 1, 2019, which are referred to as "Legacy Awards." These Legacy Awards otherwise generally remain in effect pursuant to their existing terms and the terms of the plan under which they were originally granted.

The Committee has broad authority to grant awards to eligible individuals and to otherwise administer the SIP. Under the SIP, Dow may grant stock options, stock appreciation rights, restricted stock, RSUs, performance awards, PSUs, and other equity-based awards, which may be settled in cash or in shares of Company stock, as determined by the Committee. The Committee has the discretion to establish the vesting conditions applicable to awards, the performance goals applicable to a performance award, and to determine the extent to which any performance goals have been achieved. Awards of restricted stock or RSUs are generally subject to minimum vesting requirements set forth in the SIP, subject to certain limited exceptions. No new awards may be issued under the SIP after the tenth anniversary of the plan's effective date, or earlier if the Board terminates the plan.

EMPLOYEE STOCK PURCHASE PLAN

The Dow Inc. 2021 Employee Stock Purchase Plan (the "ESPP") was adopted by the Board on February 11, 2021, and approved by stockholders on April 15, 2021. The purpose of the ESPP is to encourage and enable eligible employees to acquire property interests in the Company through ownership of the Company's common stock and to align the interest of employees with those of the Company's stockholders. Under the ESPP, most employees are eligible to purchase shares of common stock of Dow Inc. valued at up to 10 percent of their annual total base salary or wages, subject to applicable tax and local laws. The number of shares purchased in any offering period is determined using the amount contributed by the employee divided by the plan price. The plan price of the stock is equal to 85 percent of the fair market value (closing price) of the common stock at the beginning or ending of the offering period, whichever is lower. The plan price is fixed upon the close of the offering period. The aggregate number of shares that may be issued under the ESPP may not exceed 25,000,000 shares. NEOs are eligible to participate under the ESPP on the same basis as all other eligible employees.

EQUITY COMPENSATION PLAN INFORMATION

The table below shows the Equity Compensation Plan Information as of December 31, 2022.

Plan Category	(1) **# of securities to be issued upon exercise of outstanding options, warrants, rights**	(2) **Weighted-average exercise price of outstanding options, warrants, rights ($)**	(3) **# of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (1))**
Equity Compensation Plans Approved by Security Holders	30,469,861[a]	60.27[b]	79,872,724[c]
Equity Compensation Plans Not Approved by Security Holders	-	-	-

(a) Includes shares to be issued in connection with Stock Options, stock appreciation rights, RSUs and PSUs granted under the SIP and the Legacy Awards. Total Shares to be issued are determined using the "fungible method" of counting shares which assumes 2.1 shares for each RSU and PSU award and one share for each Stock Option. Forfeited or expired awards result in related shares being added back into the share pool at the fungible ratios.

(b) Calculation does not include outstanding PSUs or RSUs because exercise price is not applicable.

(c) A total of 125 million shares were authorized under the SIP. A total of 25 million shares were authorized under the ESPP. Total includes 52,590,199 shares available under the SIP, 7,294,936 shares available for the Legacy Awards, and 19,987,589 shares available under the ESPP.

CEO PAY RATIO

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, following is information about the relationship of the annual total compensation of employees (other than the CEO) and the annual total compensation of the CEO.

The median employee was selected from the Dow population worldwide, excluding the CEO, as of November 30, 2022 using base salary and Performance Award at target, rather than the Summary Compensation Table, as the consistently applied compensation measure. The Company calculated annual base salary based on a reasonable estimate of hours worked during 2022 for hourly workers, and upon salary level for the remaining employees. The Company used a statistical sampling methodology to identify all employees whom the Company expected to be paid within a 0.1 percent range of the median. The Company selected the representative employee from that group for purposes of calculating the ratio of CEO pay to median employee pay.

For 2022, the annual total compensation for the median employee was $88,456, and the annual total compensation of the CEO, as reported in the Summary Compensation Table was $19,464,652. Based upon the calculation of compensation for both the CEO and the median employee, the ratio of CEO pay to median employee pay for 2022 was approximately 220:1.

The pay ratio presented above is a reasonable estimate. Because SEC rules for identifying the median employee and calculating the pay ratio allow companies to use different methodologies, exemptions, estimates and assumptions, the pay ratio may not be comparable to the pay ratio reported by other companies.

PAY VERSUS PERFORMANCE

The following table and supporting graphics below set out information regarding fiscal years ended December 31, 2022, 2021 and 2020 in satisfaction of Item 402(v) of Regulation S-K. The Company's compensation programs have a history of aligning pay and performance. This is demonstrated in the Company selected measure listed below: Cumulative Cash from Operations, which focuses on the importance of cash generation from core operations and, on a cumulative basis, serves as a performance metric for the Performance Share Program — the largest component of executive officer compensation; together with the additional financial and non-financial measures which make up the components of our short-term and long-term incentive programs. For detail on the Company's executive compensation programs, see the CD&A section beginning on page 54.

| | | | | | Value of Initial Fixed $100 Investment Based On: | | | |
Year	Summary Compensation Table Total for PEO ($)[1]	Compensation Actually Paid to PEO ($)[2]	Average Summary Compensation Table Total for Non-PEO NEOs ($)[3]	Average Compensation Actually Paid to Non-PEO NEOs ($)[4]	Total Shareholder Return ($)	Peer Group Total Shareholder Return ($)[5]	Net Income ($)[6]	Cumulative Cash From Operations ($)[7]
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2022	19,464,652	17,047,734	7,645,272	7,534,880	108	97	4,640	7,486
2021	24,858,892	19,205,009	6,097,704	5,644,356	115	149	6,405	7,069
2020	22,211,255	21,259,321	6,211,458	6,087,802	108	118	1,294	6,252

Totals in the above table might not equal the summation of the columns due to rounding amounts to the nearest dollar.

(1) For 2020, 2021 and 2022, the Principal Executive Officer ("PEO") is Jim Fitterling. The dollar amounts reported in column (b) are the amounts of total compensation reported for Mr. Fitterling for each corresponding year in the "Total" column of the Summary Compensation Table ("SCT").

(2) The dollar amounts reported in column (c) represent the amount of "compensation actually paid" ("CAP") to the PEO computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to the PEO during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to the PEO's total compensation for each year to determine the CAP:

PEO SCT TOTAL TO CAP RECONCILIATION

Year	Reported Summary Compensation Table Total for PEO ($)	Minus: Reported Summary Compensation Table Value of Equity Awards ($)[i]	Plus: Equity Award Adjustments ($)[iii]	Minus: Reported Change in the Actuarial Present Value of Pension Benefits in Summary Compensation Table ($)[ii]	Plus: Pension Benefit Adjustments ($)[iii]	Compensation Actually Paid to PEO ($)
2022	19,464,652	14,097,926	10,881,618	68	799,459	17,047,734
2021	24,858,892	13,246,307	11,504,053	4,634,995	723,366	19,205,009
2020	22,211,255	12,008,723	16,179,447	5,447,988	325,329	21,259,321

(i) The amounts included in this column are the amounts reported in "Stock Awards" and "Option Awards" column of the SCT for each applicable year. The value of dividends or other earnings paid on stock or option awards are reflected in the value of the award in the SCT for each applicable year.

(ii) The amounts included in this column are the amounts reported in "Change in Pension and Nonqualified Deferred Compensation" column of the SCT for each applicable year.

(iii) The equity award and pension benefit adjustments for each applicable year were calculated in accordance with the methodology required by Item 402(v) of Regulation S-K. Total Pension Benefit Adjustments are equal to the Pension Service Costs incurred during the relevant period. No Prior Service Costs were incurred as no modifications were made to the pension plan during the relevant period. The amounts deducted or added in calculating the equity award adjustments for the PEO are provided in the table below.

Year	Equity Award Adjustments				
	Year End Fair Value of Awards Granted in the Year ($)	Year over Year Change in Fair Value of Outstanding and Unvested Awards ($)	Fair Value as of Vesting Date of Awards Granted and Vested in the Year ($)	Year over Year Change in Fair Value of Awards Granted in Prior Years that Vested in the Year ($)	Total Equity Award Adjustments ($)
2022	11,695,371	(1,220,439)	59,513	347,173	10,881,618
2021	12,118,397	(1,093,085)	61,289	417,453	11,504,053
2020	16,538,743	611,293	72,023	(1,042,613)	16,179,447

(3) The dollar amounts reported in column (d) represent the average of the amounts reported for the Company's NEOs as a group (excluding the PEO) in the "Total" column of the SCT in each applicable year. For 2020, the Non-PEO NEOs were Howard Ungerleider, Peter Holicki, A. N. Sreeram and Amy E. Wilson. For 2021, the Non-PEO NEOs were Howard Ungerleider, John M. Sampson, A. N. Sreeram and Amy E. Wilson. For 2022, the Non-PEO NEOs are Howard Ungerleider, Karen S. Carter, A. N. Sreeram and Jane Palmieri.

(4) The dollar amounts reported in column (e) represent the average amount of "compensation actually paid" to the Non-PEO NEOs as a group, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the Non-PEO NEOs as a group during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total compensation for the Non-PEO NEOs as a group for each year to determine the compensation actually paid:

AVERAGE NON-PEO SCT TOTAL TO CAP RECONCILIATION

Year	Average Reported Summary Compensation Table Total for Non-PEO NEOs ($)	Minus: Average Reported Summary Compensation Table Value of Equity Awards for Non-PEO NEOs ($)	Plus: Average Equity Award Adjustments ($)[i]	Minus: Average Reported Change in the Actuarial Present Value of Pension Benefits ($)	Plus: Average Pension Benefit Adjustments ($)[i]	Average Compensation Actually Paid to Non-PEO NEOs ($)
2022	7,645,272	5,618,665	5,131,639	0	376,633	7,534,880
2021	6,097,704	3,082,744	2,793,731	462,727	298,393	5,644,356
2020	6,211,458	2,877,505	3,802,873	1,405,525	356,501	6,087,802

(i) The amounts deducted or added in calculating the total average equity award adjustments are provided in the table below. Total Average Pension Benefit Adjustments are equal to the Average Pension Service Costs incurred during the relevant period. No Average Prior Service Costs were incurred as no modifications were made to the pension plan during the relevant period.

Year	Equity Award Adjustments				
	Average Year End Fair Value of Awards Granted in the Year ($)	Year over Year Average Change in Fair Value of Outstanding and Unvested Awards ($)	Average Fair Value as of Vesting Date of Awards Granted and Vested in the Year ($)	Year over Year Average Change in Fair Value of Awards Granted in Prior Years that Vested in the Year ($)	Total Average Equity Award Adjustments ($)
2022	5,350,456	(324,174)	3,166	102,192	5,131,639
2021	2,833,284	(139,374)	2,053	97,768	2,793,731
2020	3,980,323	259,124	0	(436,574)	3,802,873

(5) For 2020 and 2021, the Company utilized the S&P 500 Chemicals Index. The dollar value in this column for 2020 and 2021 reflects the S&P 500 Chemicals Index TSR. For 2022, the Company selected a custom financial peer group for purposes of its TSR benchmarking for the pay versus performance disclosures and on a go forward basis (the "Peer Group"). The Peer Group TSR for 2020 and 2021 are $108 and $117, respectively. The constituents of the Peer Group are publicly traded companies that more closely correlate to Dow's business at the enterprise level. The Peer Group is comprised of: Arkema SA, BASF Corporation, Covestro AG, Eastman Chemical Company, Huntsman Corporation, LyondellBasell Industries N.V., and Wacker Chemie AG. The cumulative TSR depicts a hypothetical $100 investment in Dow common stock on December 31, 2019, and shows the value of that investment over time (assuming the reinvestment of dividends) for each calendar year. A hypothetical $100 investment in the Peer Group using the same methodology is shown for comparison.

(6) Presented in millions. Net income is as listed in the Company's financial statements in accordance with U.S. GAAP.

(7) Presented in millions. The dollar value in this column reflects cash from operations for that calendar year. Cumulative Cash from Operations under the Company's Performance Share Program is calculated by aggregating cash from operations for each calendar year for a three year period for the relevant performance period as described in the section titled "Long-Term Incentive Compensation" in the CD&A.

Most Important Performance Measures

The seven items listed below represent the most important metrics used to link CAP to Company performance for the 2022 fiscal year as further described in the sections titled "Performance Award" and "Long-Term Incentive Compensation" of the CD&A.



Most Important Performance Measures

- Cumulative Cash from Operations
- Free Cash Flow
- Operating EBIT
- Operating ROC
- Relative TSR
- Inclusion Metrics
- Sustainability Metrics

1 The S&P 500 Chemicals Index was utilized as a peer group for purposes of Item 201(e) of Regulation S-K prior to 2022 and is listed here for reference purposes as part of the related transition rule.

Free Cash Flow, Operating EBIT and Operating ROC are non-GAAP measures. For definitions, see Select Financial Information in the Appendix.

COMPANY SELECTED METRIC

As referenced, we believe long-term, performance-based equity incentive awards create alignment with stockholders' interests. As shown in the chart below, the Company's Cash from Operations (the one year component of Cumulative Cash from Operations) has steadily increased each year and demonstrates cash generation from core operations.





NET INCOME GRAPHICAL REPRESENTATION

Set forth below in accordance with Item 402(v) of Regulation S-K is a graphical representation of Net Income compared to CAP, as well as corresponding supplemental graphical representation of Net Income compared to SCT.





DOW TSR GRAPHICAL REPRESENTATION

Set forth below in accordance with Item 402(v) of Regulation S-K is a graphical representation of cumulative TSR compared to CAP, as well as corresponding supplemental graphical representation of cumulative TSR compared to SCT.





BENEFITS

Dow provides benefits (including retirement benefits) to eligible employees, including the eligible NEOs, through a combination of qualified and non-qualified plans. The NEOs are entitled to participate in the same tax-qualified retirement plans as most other U.S.-based salaried employees. In addition, Dow has established non-qualified retirement programs intended to provide eligible highly-compensated employees with the retirement benefits they would have received under Dow's tax-qualified retirement plans but for limitations imposed on tax-qualified plans under the U.S. Internal Revenue Code of 1986 (the "Code"). The NEOs are eligible to participate in the same non-qualified retirement plans, and on the same terms, as all other highly compensated salaried employees who satisfy the plans' eligibility requirements.

On March 4, 2021, the Company announced to its employees changes to the design of TDCC's U.S. tax-qualified and non-qualified retirement programs. These changes impacted TDCC U.S. eligible employees, including several of Dow's NEOs, beginning in 2022. NEOs are impacted on the same basis as all other eligible employees and officers with the same years of credited service.

First, new benefit accruals under TDCC's U.S. tax-qualified and non-qualified defined benefit plans, including the DEPP and the ESRP, will cease on December 31, 2023 (the "Effective Date"), and no new accruals will be earned after the Effective Date. Several of the NEOs participate in the DEPP and the ESRP. Although the DEPP and the ESRP will be frozen to new accruals as of the Effective Date, all plan participants of the DEPP and ESRP, including several NEOs, will retain all benefits accrued up to that date, based on their credited service and pensionable compensation as of the Effective Date. In addition, NEOs who participate in the components of the DEPP referred to as the "DEPP formula" or the PPA and the ESRP will accrue interest on their plan account balances following the Effective Date, in accordance with the terms of the plans, and on the same basis applicable to other employees who participate in those plans and formulas.

Second, TDCC announced modifications to employer contributions provided under TDCC's tax-qualified and non-qualified defined contribution plans. These modifications affect all eligible U.S. employees, including several NEOs who participate in the Savings Plan and the EDP. Effective January 1, 2022, all eligible U.S. employees can receive employer matching contributions of up to 5 percent of their eligible compensation. In addition, beginning on January 1, 2024, all eligible U.S. employees will receive an automatic non-elective contribution of 4 percent of their eligible compensation.

PENSION BENEFITS

The following table lists the pension program participation and actuarial present value of each NEO's defined benefit pension as of December 31, 2022:

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)[a]	Payments During Last Fiscal Year
Jim Fitterling	Dow Employees' Pension Plan	39.0	1,837,599	-
	Dow Executives' Supplemental Retirement Plan	39.0	11,777,962	-
Howard Ungerleider	Dow Employees' Pension Plan	32.5	1,196,238	-
	Dow Executives' Supplemental Retirement Plan	32.5	2,135,190	-
Karen S. Carter	Dow Employees' Pension Plan	29.0	1,020,507	-
	Dow Executives' Supplemental Retirement Plan	29.0	3,411,925	-
Jane Palmieri	Dow Employees' Pension Plan	27.2	1,083,943	-
	Dow Executives' Supplemental Retirement Plan	27.2	2,312,975	-
A. N. Sreeram	Dow Employees' Pension Plan	16.6	897,717	-
	Dow Executives' Supplemental Retirement Plan	16.6	1,615,664	-

(a) Unless otherwise noted, all present values reflect immediate commencement of pension benefits. The form of payment, DEPP discount rate (5.65%) and mortality (RP 2014) are based on assumptions used to determine pension plan obligations.

DEFINED BENEFIT RETIREMENT PLANS

Pension Plans

For employees hired before January 1, 2008, Dow provides the Dow Employees' Pension Plan (the "DEPP") for its U.S. employees and for employees of some of its wholly owned U.S. subsidiaries. The PPA is part of the DEPP and further described below. The DEPP describes the pre-2008 formula as the "DEPP formula". Upon retirement, employees receive an annual pension that is paid in the form of a monthly annuity. The benefit amount is calculated based on the sum of the employee's yearly basic and supplemental accruals calculated in the following manner:

- Basic accruals are calculated based on the employee's highest consecutive three-year average compensation multiplied by a percentage ranging from 4 percent to 18 percent based on the age of the employee in the years earned up to 425 percent.

- Supplemental accruals are for compensation in excess of a rolling 36-month average of the social security wage base. Supplemental accruals range from 1 percent to 4 percent based on the age of the employee in the years earned up to 120 percent.

- The sum of the basic and supplemental accruals is divided by a conversion factor to calculate an immediate monthly benefit.

If the employee terminates employment before age 65 and defers payment of the benefit, the account balance calculated under this formula will be credited with interest. All NEOs participate in the DEPP. Benefits accrued and paid under the DEPP are subject to limitations imposed by the Code.

For employees hired on or after January 1, 2008, Dow provides the Personal Pension Account (the "PPA") which is a component of the DEPP. The account grows annually based on Pay Credits and Interest Credits. At the end of each year, 5 percent of an employee's base salary and actual variable pay is credited to the account ("Pay Credit"). Additionally, the PPA is credited with an annual interest credit (the "Interest Credit") equal to a specified Interest Credit Rate multiplied by the Personal Pension Account balance as of December 31 of the previous year. The Interest Credit Rate is determined annually by the Company, based on the closing rate on the six-month U.S. Treasury bill on the last business day of September immediately preceding the Plan Year plus 1.5 percent.

When a vested employee leaves the Company, the PPA can be taken as an immediate annuity, as a deferred annuity or as a lump sum. Employees become vested in their PPA benefit after three years of service. None of the NEOs participate in the PPA. Benefits accrued and paid under the PPA are subject to limitations imposed by the Code.

Executives' Supplemental Retirement Plan

Because the Code limits the benefits otherwise provided by the DEPP, the Board adopted the Executives' Supplemental Retirement Plan – Supplemental Benefits (the "ESRP") to provide employees who participate in the DEPP formula and the PPA with non-qualified benefits calculated under the same formulas described above. Some parts of the supplemental benefit may be taken in the form of a lump sum depending upon date of hire and plan participation. All NEOs participate in the ESRP.

Dow Employees' Savings Plan

The Company provides all U.S. salaried employees the opportunity to participate in The Dow Chemical Company Employees' Savings Plan, a tax-qualified 401(k) plan (the "Savings Plan"). In 2022, for salaried employees who contributed 4 percent of annual salary, Dow provided a matching contribution of 100 percent of the employee's contribution. For salaried employees who contributed up to an additional 2 percent, Dow provided a 50 percent match. All NEOs participate in the Savings Plan on the same terms as other eligible employees.

NON-QUALIFIED DEFERRED COMPENSATION

The following table provides information on compensation that participating NEOs elected to defer during 2022:

Name	Executive Contributions in Last Fiscal Year ($)[a]	Company Contributions in Last Fiscal Year ($)[b]	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)[c]
Jim Fitterling	81,000	52,329	(653,705)	-	2,818,739
Howard Ungerleider	62,200	36,711	(130,542)	-	507,351
Karen S. Carter	551,662	14,628	(373,283)	-	2,058,899
Jane Palmieri	638,976	15,455	(247,402)	(421,364)	1,168,666
A. N. Sreeram	-	-	-	-	-

(a) Executive contributions are included in "Salary" for 2022 in the Summary Compensation Table.

(b) Company contributions are included in "All Other Compensation" for 2022 in the Summary Compensation Table.

(c) Executive and Company contributions with respect to Mr. Fitterling of $119,394 during 2020 and $125,398 during 2021 and Mr. Ungerleider of $92,003 during 2020 and $96,776 during 2021 are included in "All Other Compensation" in the Summary Compensation Table.

DOW ELECTIVE DEFERRAL PLAN

Because the Code limits contributions to the Savings Plan, the Board adopted The Dow Chemical Company Elective Deferral Plan Post 2004, a non-qualified deferred compensation plan (the "EDP"), in order to further assist employees in saving for retirement. The EDP allows eligible participants to voluntarily defer the receipt of base salary (maximum deferral of 75 percent) and Performance Award (maximum deferral of 100 percent). Participation is limited to employees whose combined total of base salary and Performance Award at 100 percent target is expected to exceed the compensation limit set forth in Section 401(a)(17) of the Code. This determination is made annually.

Each participant enrolled in the EDP receives a contribution from the Company using a formula that is based on the formula used to calculate employer matching contributions provided to salaried participants under the Savings Plan. With respect to compensation earned in 2022, the formula provided a matching contribution on employees' deferrals, up to 6 percent of eligible compensation. For purposes of calculating the employer contribution under the EDP, Dow assumes each participant is contributing at least 6 percent of eligible compensation to the Savings Plan and receiving an employer match thereon. The assumed matching contribution from the Savings Plan will be offset from the employer matching contribution calculated under the EDP.

Investment choices include a fund with an interest rate equal to the sum of the 60-month rolling average of ten-year U.S. Treasury Note yield plus the current five-year Dow credit spread, as well as a line-up of funds similar to those available under the Savings Plan.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

All of the NEOs are retirement eligible. In the event of their retirement, the NEOs are entitled to receive benefits similar to those available to most other salaried U.S. employees. These benefits are described in the table below, together with the impact of various types of separation events on the different compensation elements the NEOs receive.

Retirement, Death or Disability

The NEOs are entitled to receive benefits and equity award treatment in the event of their retirement, death or disability, on a similar basis as most other salaried U.S. employees as summarized in the table below:

Base Salary	Paid through date of separation on the normal schedule
Annual Incentive	Prorated for the portion of the year worked and paid on the normal schedule
LTI Awards	***Age/Service Requirements Met:*** If an executive meets the age minimum 55 and 10-year service requirements, the executive's LTI awards will be subject to the following treatment: • Stock Options: Vesting and expiration periods remain unchanged, except that awards made in the same year as termination vest pro rata for the number of months worked during the year. • RSUs and PSUs: Vesting and delivery dates remain unchanged, except that awards made in the same year as termination vest pro rata for the number of months worked during the year. ***Age/Service Requirements Not Met:*** If an executive does not meet these age and service requirements, other than in the event of a voluntary separation, the executive's LTI awards will be subject to the following treatment: • Stock Options: Vesting and expiration periods remain unchanged, except that awards are prorated for the months worked during the vesting period. • RSUs: Awards are prorated for the number of months worked during the vesting period. Vesting and delivery dates remain unchanged. • PSUs: Awards are prorated for the number of months worked during the performance period. Vesting periods and delivery dates remain unchanged. ***Voluntary Separation:*** If the executive voluntarily separates before meeting the age and service requirements of a particular award, such award is forfeited.
Retirement Plans	Participants have access to the following retirement plan benefits, subject to their respective elections and pursuant to the applicable vesting requirements and other plan terms: • Pension benefits • Defined contribution 401(k) plans • Non-qualified deferred compensation programs
Other Benefits	Eligible for retiree medical and life insurance coverage, subject to their respective country's policy and practice

Involuntary Termination with Cause

In the event of an involuntary termination with cause, all outstanding equity awards are forfeited and incentive income (including LTI) may be recovered by Dow pursuant to the Executive Compensation Recovery (Clawback) Policy if the requirements for recovery under the policy are met.

Involuntary Termination without Cause

In the event of an involuntary termination without cause, LTI awards will be treated as described in the table above, depending on whether the executive met the age and years of service requirements referenced above.

In addition, each NEO would be entitled to the following benefits upon an involuntary termination without cause:

- A lump-sum severance payment of two weeks per year of service (up to a maximum of eighteen months) under the U.S. Severance Plan, plus six months base salary under the Executive Severance Supplement. The U.S. Severance Plan covers most salaried employees in the United States.
- Outplacement counseling and financial/tax planning with a value of $30,000.
- If eligible for retiree medical (as described above under "Other Retirement Benefits"), eighteen months of health and welfare benefits at employee rates.

Double Trigger Change-in-Control

Equity awards held by employees and officers have a double trigger change-in-control provision whereby the awards will become fully vested upon the holder's involuntary termination of employment without cause within 24 months following a change-in-control. Dow does not have and does not intend to enter into change-in-control severance or similar agreements with the executive officers.

Involuntary Termination or Change-in-Control Values

The following table summarizes the compensation and benefits that the NEOs would have received under Dow's existing plans had a change-in-control occurred on December 31, 2022 or had their employment been terminated on that date under specified circumstances. The amounts shown are not necessarily indicative of what Dow will pay under similar circumstances because a wide variety of factors can affect payment amounts, which, as a result, can be determined with certainty only when an actual change-in-control or termination event occurs.

Name	Type of Benefit	Involuntary Termination Without Cause ($)[a]	Change-in-Control ($)[b]
Jim Fitterling	Severance	3,260,000	3,260,000
	Double Trigger LTI Acceleration	n/a	27,868,020
	Increase in Present Value of Pension	n/a	1,464,544
	Health & Welfare Benefits	12,897	12,897
	Outplacement & Financial Planning	30,000	30,000
Howard Ungerleider	Severance	2,186,806	2,186,806
	Double Trigger LTI Acceleration	n/a	17,178,245
	Increase in Present Value of Pension	n/a	467,041
	Health & Welfare Benefits	14,985	14,985
	Outplacement & Financial Planning	30,000	30,000
Karen S. Carter	Severance	1,178,549	1,178,549
	Double Trigger LTI Acceleration	n/a	7,840,592
	Increase in Present Value of Pension	n/a	865,090
	Health & Welfare Benefits	12,897	12,897
	Outplacement & Financial Planning	30,000	30,000
Jane Palmieri	Severance	1,088,100	1,088,100
	Double Trigger LTI Acceleration	n/a	7,642,886
	Increase in Present Value of Pension	n/a	501,776
	Health & Welfare Benefits	12,897	12,897
	Outplacement & Financial Planning	30,000	30,000
A. N. Sreeram	Severance	1,009,141	1,009,141
	Double Trigger LTI Acceleration	n/a	6,046,885
	Increase in Present Value of Pension	n/a	333,640
	Health & Welfare Benefits	7,893	7,893
	Outplacement & Financial Planning	30,000	30,000

(a) While, as of December 31, 2022, each of the NEOs would have qualified for separation payments applicable under a change-in-control had they been terminated on an involuntary basis without cause, figures in this column are presented as if no underlying change-in-control triggering event existed and the NEO was terminated without cause on December 31, 2022.

(b) Equity compensation values are based on the December 30, 2022 closing stock price of $50.39 per share of Dow common stock. An executive must meet the double trigger requirement of being involuntarily terminated without cause within two years of a change-in-control in order to receive benefits. In addition, the LTI acceleration value in this table includes Performance Shares at target.

INTERLOCKS AND INSIDER PARTICIPATION

During 2022, the following Directors served on the Committee: Samuel R. Allen, Gaurdie E. Banister Jr., Jeff M. Fettig, Jacqueline C. Hinman, Luis Alberto Moreno and Jill S. Wyant. None of the members of the Committee were at any time during 2022 an officer or employee of the Company. None of the executive officers serve as a member of the board of directors or a compensation committee of any entity that has one or more executive officers serving as a member of the Board or the Committee.

COMPENSATION AND LEADERSHIP DEVELOPMENT COMMITTEE REPORT

The Committee reviewed and discussed the CD&A section of the Proxy Statement with Company management. Based on this review and discussion, the Committee recommended to the Board that the CD&A be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2022 as incorporated by reference from this Proxy Statement.

The Committee operates pursuant to a Charter that is available on the Company's website at *www.dow.com/investors*.

This report is submitted by the Committee.

Jeff M. Fettig, Chair
Samuel R. Allen
Gaurdie E. Banister Jr.
Jacqueline C. Hinman
Luis Alberto Moreno
Jill S. Wyant

Agenda Item 2

ADVISORY RESOLUTION TO APPROVE EXECUTIVE COMPENSATION

As required by Section 14A of the Exchange Act, the Company is asking stockholders to approve an advisory resolution on the Company's executive compensation as reported in this Proxy Statement. As described in the CD&A section of this Proxy Statement, executive compensation programs are designed to attract and retain talent through the alignment of pay and financial interests of the executives with stockholder value creation.

As described in the CD&A section, the Compensation and Leadership Development Committee believes the executive compensation programs create incentives for strong operational performance and for the long-term benefit of the Company.

Beginning in 2011, a "say on pay" advisory vote to approve executive compensation has been required for all U.S. public companies under Section 14A of the Exchange Act. Therefore, in accordance with the Exchange Act, and as a matter of good corporate governance, the Company is asking stockholders to approve the following non-binding advisory resolution at the 2023 Meeting:

RESOLVED, that the stockholders of Dow Inc. (the "Company") approve, on an advisory basis, the compensation of the Company's named executive officers disclosed in the Compensation Discussion and Analysis, the Summary Compensation Table and the related compensation tables and narrative in the Proxy Statement for the Company's 2023 Annual Meeting of Stockholders.

This advisory resolution is non-binding on the Board. Although non-binding, the Board and the Compensation and Leadership Development Committee will review and carefully consider the voting results when evaluating the executive compensation programs.

Unless the Board modifies its policy on the frequency of holding "say on pay" advisory votes, the next "say on pay" advisory vote will occur at the Company's 2024 Annual Meeting of Stockholders. The Company's stockholders voted at the 2020 Annual Meeting of Stockholders for a one-year frequency of future advisory votes to approve executive compensation.

Vote Required

This Agenda Item 2 must receive more FOR votes than AGAINST votes in order to be approved. Abstentions and broker non-votes will not be counted or have an effect on the outcome of this vote. Broker non-votes occur when a person holding shares through a bank or broker, meaning that their shares are held in a nominee name or beneficially through such bank or broker, does not provide instructions as to how to vote their shares and the bank or broker is not permitted to exercise voting discretion. Under NYSE rules, even though your bank or broker is not permitted to exercise voting discretion, it may vote on any other "routine" matter to be voted on at the 2023 Meeting.

The Board unanimously recommends a vote FOR the approval of the Advisory Resolution to Approve Executive Compensation.

The Board recommends that you vote "FOR" this resolution.

Agenda Item 3

RATIFICATION OF THE APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

RESOLVED, that the appointment of Deloitte & Touche LLP to serve as the Company's independent registered public accounting firm for 2023, made by the Audit Committee with the concurrence of the Board, is hereby ratified.

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the Company's independent registered public accounting firm. The Company Bylaws provide that the selection of the independent registered public accounting firm is subject to stockholder ratification at each Annual Meeting. The Audit Committee has appointed, and the Board has concurred subject to your ratification, Deloitte & Touche LLP to serve as the Company's independent registered public accounting firm for 2023. Deloitte & Touche LLP has served as the Company's independent registered public accounting firm since 1905. Deloitte & Touche LLP has offices at or near most of the locations where Dow operates in the United States and other countries. The members of the Audit Committee and the Board believe that the continued retention of Deloitte & Touche LLP is in the best interests of the Company and its investors.

Before making its determination on appointment, the Audit Committee carefully considers the qualifications and competence of candidates for the independent registered public accounting firm. For Deloitte & Touche LLP, this has included a review of its performance in prior years, its independence and processes for maintaining independence, the results of the most recent internal quality control review or Public Company Accounting Oversight Board inspection, the key members of the audit engagement team, and the firm's approach to resolving significant accounting and auditing matters including consultation with the firm's national office as well as, its reputation for integrity and competence in the fields of accounting and auditing. Under the Audit Committee Charter, the Audit Committee has established formal preapproval policies and procedures that involve the use of preapproval service categories for audit, audit-related, and permitted non-audit services that are routinely provided by Deloitte & Touche LLP. Such policies and procedures are detailed as to the particular individual services that may be performed within each preapproval category and such policies and procedures do not include the delegation of the Audit Committee's responsibilities to management. The Audit Committee is informed of each service performed, the fee arrangement, and amounts incurred within each preapproval category as presented by Deloitte & Touche LLP and reviewed by the Audit Committee at each Audit Committee meeting. The Audit Committee is directly involved in the selection of the lead engagement partner in conjunction with the mandated rotation of this position. Additional information may be found in the Audit Committee Report on page 100 and Audit Committee Charter available on the Company's website at *www.dow.com/investors.*

The Audit Committee has expressed its satisfaction with Deloitte & Touche LLP. In October 2022, Deloitte & Touche LLP advised the Audit Committee that, like all other major accounting firms, it has been named as a defendant in a number of civil lawsuits, most of which are premised on allegations that financial statements issued by clients and reported on by the firm were incorrect. Deloitte & Touche LLP has further advised the Audit Committee that based on the firm's historical experience and understanding of the circumstances giving rise to such lawsuits, the firm does not believe that they will have a significant impact on the firm's ability to serve as the independent registered public accounting firm for the Company. The Audit Committee has concluded that the ability of Deloitte & Touche LLP to perform services for the Company is not adversely affected by such litigation.

Representatives of Deloitte & Touche LLP will attend the 2023 Meeting and will have the opportunity to make a statement if they desire to do so and may respond to appropriate stockholder questions.

Vote Required

This Agenda Item 3 must receive more FOR votes than AGAINST votes in order to be approved. Abstentions and broker non-votes will be counted and have an effect on the outcome of this vote. Broker non-votes occur when a person holding shares through a bank or broker, meaning that their shares are held in a nominee name or beneficially through such bank or broker, does not provide instructions as to how to vote their shares and the bank or broker is not permitted to exercise voting discretion. Under NYSE rules, even though your bank or broker is not permitted to exercise voting discretion, it may vote shares held in beneficial name only on this Agenda Item 3, without instruction from you.

In the event that the selection of Deloitte & Touche LLP is not ratified by stockholders, the Audit Committee will take that into account in connection with any future decisions as to the selection of a firm to serve as the Company's auditors; although, by law, the Audit Committee has final authority over the determination of whether to retain Deloitte & Touche LLP or another firm at any time.

The Board unanimously recommends that stockholders vote FOR the resolution to ratify the selection of Deloitte & Touche LLP as the independent registered public accounting firm for the Company and its subsidiaries for 2023.

Independent Registered Public Accounting Firm Fees

For the years ended December 31, 2022 and 2021, professional services were performed by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu Limited, and their respective affiliates. Total fees for the years ended December 31, 2022 and 2021, for the independent registered public accounting firm were:

Type of Fees In thousands	2022	2021
Audit Fees [1]	$21,051	$20,529
Audit-Related Fees [2]	1,586	1,309
Tax Fees [3]	686	628
TOTAL	$23,323	$22,466

1   The aggregate fees billed primarily for the integrated audit of the Company's annual financial statements and internal control over financial reporting, the reviews of the financial statements in Quarterly Reports on Form 10-Q, comfort letters, consents, statutory audits, and other regulatory filings.

2   The aggregate fees billed primarily for audits of assessment of controls relating to the services audit report, consultation on audit related U.S. GAAP matters, and services for sustainability reporting.

3   The aggregate fees billed primarily for corporate tax consulting and tax compliance services.

The Board recommends that you vote "FOR" this resolution.

Audit Committee Report

The Audit Committee operates pursuant to a Charter that is available on the Company's website at *www.dow.com/investors*. All references to Committee in this report refer to the Audit Committee.

The Committee is comprised entirely of independent Directors who meet the independence, experience and other qualification requirements of the NYSE and the Company. The Board has determined that the following Committee members are financially literate and are audit committee financial experts as defined by the applicable standards: Wesley G. Bush, Richard K. Davis, Jerri DeVard, Debra L. Dial and Daniel W. Yohannes.

Dow held nine Audit Committee meetings during 2022. Five meetings were regularly scheduled meetings that included separate executive sessions of the Committee with time allowed to meet with the lead client service partner of the independent registered public accounting firm, the internal auditor, the general counsel, management and among the Committee members themselves. Four meetings were conference calls related to the Company's quarterly financial results, and related announcements and periodic filings. Numerous other informal meetings and communications among the Committee members, the independent registered public accounting firm, the internal auditor and/or members of the Company's management also occurred.

On behalf of the Board, the Committee oversees the Company's financial reporting process and its internal control over financial reporting, areas for which management has the primary responsibility. The independent registered public accounting firm is responsible for expressing an opinion on the conformity of the Company's audited financial statements with accounting principles generally accepted in the United States and for issuing its report on the Company's internal control over financial reporting.

In this context, the Committee has reviewed and discussed with management and the independent registered public accounting firm the audited financial statements and the quarterly unaudited financial statements including the reasonableness of significant estimates and judgments, and the clarity of disclosures related to critical accounting estimates and critical audit matters, matters relating to the Company's internal control over financial reporting and the processes that support certifications of the financial statements by the Company's Chief Executive Officer and Chief Financial Officer.

Among other items, the Committee has discussed with the independent registered public accounting firm the matters required to be discussed by the standards of the Public Company Accounting Oversight Board. The Committee has received from the independent registered public accounting firm the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence and discussed with them their independence from the Company and its management. In addition, the Committee has received written materials addressing Deloitte & Touche LLP's internal quality control procedures and other matters as required by the NYSE listing standards.

Further, the Committee preapproves and reviews audit, audit-related and permitted non-audit services provided by the independent registered public accounting firm to the Company and the related fees for such services. The Committee has pre-approved all services provided and fees charged by the independent registered public accounting firm to the Company, and has concluded that such services are compatible with the auditors' independence. The Committee's Charter allows delegation of authority to preapprove audit, audit-related and permitted non-audit services by the independent registered public accounting firm to a subcommittee consisting of one or more Committee members, provided that such subcommittee decisions be presented to the full Committee at its next scheduled meeting.

Relying on the reviews and discussions referred to above, the Committee recommended to the Board, and the Board approved, that the audited financial statements and management's report on internal control over financial reporting be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2022, for filing with the SEC. The Committee has also selected Deloitte & Touche LLP as the Company's independent registered public accounting firm for the Company and its subsidiaries for 2023. The Board has concurred with that selection and has presented the matter to the stockholders of the Company for ratification.

This report is submitted by the Audit Committee.

Richard K. Davis, Chair
Wesley G. Bush
Jerri DeVard
Debra L. Dial
Daniel W. Yohannes

Agenda Item 4

STOCKHOLDER PROPOSAL — INDEPENDENT BOARD CHAIRMAN

The following stockholder proposal has been submitted to the Company for action at the 2023 Meeting by John Chevedden on behalf of Kenneth Steiner, 14 Stoner Avenue, 2M, Great Neck, New York 11021. The proponent beneficially owned the minimum number of shares to support the submission of the proposal. The proposal and supporting statement have been reprinted as they were submitted, and the Company is not responsible for their accuracy or content. If properly presented at the 2023 Meeting, the Board unanimously recommends a vote AGAINST this proposal.

The Board recommends that you vote "AGAINST" this proposal.

Shareholder Proposal

Proposal 4 – Independent Board Chairman

NOTE: The graphic below was submitted as part of the shareholder proposal and the proponents requested to place the graphic in this location of the proposal. The graphic does not reflect the recommendation of the Board.



Shareholders request that the Board of Directors adopt an enduring policy, and amend the governing documents as necessary in order that 2 separate people hold the office of the Chairman and the office of the CEO.

Whenever possible, the Chairman of the Board shall be an Independent Director.

The Board has the discretion to select a Temporary Chairman of the Board who is not an Independent Director to serve while the Board is seeking an Independent Chairman of the Board.

This policy could be phased in when there is a contract renewal for our current CEO or for the next CEO transition.

This proposal topic won 52% support at Boeing and 54% support at Baxter International in 2020. Boeing then adopted this proposal topic.

A lead director is no substitute for an independent board chairman. A lead director cannot call a special shareholder meeting and cannot even call a special meeting of the board. A lead director can delegate most of his lead director duties to the CEO office and then simply rubber-stamp it. There is no way shareholders can be sure of what goes on.

A lead director can be given a list of duties but there is no rule that prevents the Chairman from overriding the lead director in any of the so-called lead director duties.

Unfortunately management has stacked the deck against this worthy proposal. For instance management sends out multiple reminders for shareholders to vote to the shareholders who are most likely to have no access to independent proxy voting advice. Thus the shareholder support for this proposal topic at Dow will be understated.

The lackluster performance of Dow stock is one more reason to vote for this proposal. Now is a good time for a change for the better.

Please vote yes:
Independent Board Chairman — Proposal 4

Company's Statement and Recommendation

❘ **The Board recommends that you vote "AGAINST" this proposal.**

The Board and the Corporate Governance Committee have considered this proposal and do not believe that its adoption is in the best interests of the Company and its stockholders and is unnecessary given the current governance protections. Furthermore, the proponent submitted this proposal last year and it was rejected by the Company's stockholders, as approximately 67% of total shares voted were in support of the Company, demonstrating clear approval of the Company's corporate governance framework and Board leadership structure.

The Board has an average tenure of five years for its Directors and leads its industry in diversity. This diverse and fresh thinking informs the current leadership structure with Jim Fitterling serving the combined role as Chairman and CEO and Richard K. Davis serving as the independent Lead Director. Mr. Davis was first elected to this position in April 2021 following the 2021 Annual Meeting of Stockholders, and was elected for a second time following the 2022 Annual Meeting of Stockholders. Mr. Davis has significant experience in corporate governance and public company management as a current and former director on other public company boards and a former CEO of a large public company.

The Board's leadership structure is driven by the needs of the Company and it is necessary to retain flexibility of the Board to manage its operations in a manner that best serves the interests of the stockholders and the Company. Under the Company's existing governance practices, there is no requirement to combine or separate the leadership roles, and in fact, the Company has had both combined and separate Board leadership roles throughout its history, depending on the Company's need at the time. The determination of the most appropriate Board leadership structure is made on an annual basis by the Board, which allows the Board the flexibility to make changes to Board leadership that are in the best interests of the Company and its stockholders. As a part of that process, the Board reviews whether the existing leadership structure provides strong independent oversight while balancing the need for extensive knowledge of business operations, risks and strategy implementation and accountability for Company performance.

Moreover, to further enhance the independence and oversight responsibilities of the Board, and to ensure that the independent members have a focal point to ensure their views and concerns are heard and reflected in the Board's deliberations, the independent Lead Director has clearly defined responsibilities, including, among others:

- setting and approving the Board agenda and materials in consultation with the Chairman and Committee Chairs;
- leading and determining the agenda for executive sessions of the independent Directors with focus on Board effectiveness;
- serving as liaison between the Chairman and the independent Directors;
- facilitating communication between the Board and management; and
- serving as primary Board contact for stockholder communications with the independent Directors.

As described under "Board Leadership Structure," the Board believes that combining its CEO and Chairman roles and electing an independent Lead Director with clearly defined and expansive responsibilities, is currently the most appropriate structure for the Company and is in the best interests of stockholders. Mr. Fitterling's 39-year tenure and multiple roles with the Company make him uniquely suited to facilitate the Board's governance oversight of strategy and safe and effective business operations. Mr. Fitterling's familiarity with and deep knowledge of our business are unmatched. Moreover, he has a long history of leadership in reporting transparency and sustainability disclosures. Mr. Fitterling has also led the Company's transformative environmental, social and governance strategy, which includes robust public policy development on a national and international level, such as launching the Company's aggressive and ambitious targets to become carbon neutral by 2050 and to help eliminate plastic waste.

The Board believes that its independence and effective oversight of management is enabled through the Company's strong corporate governance practices and safeguards currently in place. Adopting a rigid independent chairman requirement will unnecessarily restrict the discretion of the Board in managing its operations and deprive the Board of its ability to select the most qualified and appropriate individual to lead as Chairman. The Board is currently composed of 12 Directors — 11 of whom are independent — with Mr. Fitterling being the only non-independent Director and member of executive management. The independent Lead Director is elected annually by the other independent Directors. In order to be elected, the Lead Director must have served at least one full year on the Board, effectively communicate and engage with the other independent Directors, and possess public company and corporate governance experience. Further, all of our Board Committees – Audit, Corporate Governance, Compensation and Leadership Development, and Environment, Health, Safety & Technology Committees — are comprised solely of independent Directors. In addition, the Board and its Committees meet in executive session on a regular basis without the presence of management; these executive sessions are chaired by the independent Lead Director or the Committee Chair. All Board members have complete access to management and outside advisors.

The responsibilities of the full Board, the Board's effective committee structure with each Committee chaired by an independent Director, and the role of the independent Lead Director, collectively allow the independent Directors to carry out their fiduciary responsibilities to provide informed and effective oversight of the Company's strategy and operations as well as work together with management to build our Company's sustainable future. As a result, the Board does not believe that a policy mandating an independent Chairman is necessary to achieve effective independent oversight.

The Board also believes that the Company and its stockholders are best served by retaining the flexibility to select, on a case-by-case basis, the leadership structure best able to meet the Company's needs based on the circumstances existing at the time, which may change over time given the dynamic and competitive environment in which the Company operates. The Company's Directors are well positioned to determine the Company's leadership structure due to their in-depth knowledge of the leadership team, the Company's strategic goals, and the opportunities and challenges the Company faces. Currently, the Board believes that Mr. Fitterling is the best candidate to drive the strategy for the Company and the Board's agenda as Chairman, while also leading the execution of that strategy as CEO. Combining these roles is important to provide clarity on decision-making and accountability; at the same time, any potential conflicts that might result from combining the roles are effectively mitigated primarily through the duties of the independent Lead Director. The Board will continue to monitor the appropriateness of its leadership structure, and adapt from time to time, as it does with all governance practices.

For the reasons discussed above, the Company believes that the adoption of this proposal is not in the best interests of stockholders.

Accordingly, the Board unanimously recommends that stockholders vote AGAINST this proposal.

Vote Required

This Agenda Item 4 must receive more FOR votes than AGAINST votes in order to be approved. Abstentions and broker non-votes will not be counted or have an effect on the outcome of this vote. Broker non-votes occur when a person holding shares through a bank or broker, meaning that their shares are held in a nominee name or beneficially through such bank or broker, does not provide instructions as to how to vote their shares and the bank or broker is not permitted to exercise voting discretion. Under NYSE rules, even though your bank or broker is not permitted to exercise voting discretion, it may vote on any other "routine" matter to be voted on at the 2023 Meeting.

The Board recommends that you vote "AGAINST" this proposal.

Agenda Item 5

STOCKHOLDER PROPOSAL — SINGLE-USE PLASTICS REPORT

The following stockholder proposal has been submitted to the Company for action at the 2023 Meeting by As You Sow on behalf of Andrew Behar, 2020 Milvia Street, Suite 500, Berkeley, California 94704, and on behalf of Handlery Hotels Inc., 180 Geary Street, Suite 700, San Francisco, CA 94108, and by Mercy Investment Services, Inc., 2039 North Geyer Road, St. Louis, MO 63131 as co-filer. The proponents beneficially owned the minimum number of shares to support the submission of the proposal. The proposal and supporting statement have been reprinted as they were submitted, and the Company is not responsible for their accuracy or content. If properly presented at the 2023 Meeting, the Board unanimously recommends a vote AGAINST this proposal.

▌ The Board recommends that you vote "AGAINST" this proposal.

Shareholder Proposal

Whereas: Plastics, with a lifecycle social cost at least ten times higher than its market price, actively threaten the world's oceans, wildlife, and public health.[1] Concern about the growing scale and impact of global plastic pollution has elevated the issue to crisis levels.[2,3] Of particular concern are single-use plastics (SUPs)[4] which make up the largest component of the 11 million metric tons of plastic ending up in waterways annually.[5] Without drastic action, this amount could triple by 2040.[6]

In response to the plastic pollution crisis, countries and major consumer brands are beginning to drive reductions in virgin plastic use.[7,8,9]

Several studies demonstrate that a significant absolute reduction in virgin plastic demand is critical to curbing the flow of plastic into oceans.[10] One of the most robust reduction pathways is presented in the widely-respected report, Breaking the Plastic Wave, which found that plastic leakage into the ocean can be feasibly reduced by 80% under its System Change Scenario (SCS), which is based on a significant absolute reduction of virgin SUPs.[11,12]

BP has recognized the potential disruption that global SUP reductions could have on the oil industry in its 2019 Outlook, where it found a global SUP ban by 2040 would reduce oil demand growth by 60%.[13]

The future under the SCS — one built on recycled plastics and circular business models — looks drastically different than today's linear take-make-waste production model. Several implications of the SCS, including a one-third absolute demand reduction (mostly of virgin SUPs) and immediate reduction of new investment in virgin production, are at odds with Dow's planned investments.[14]

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1   https://wwfint.awsassets.panda.org/downloads/wwf_pctsee_report_english.pdf
2   https://www.science.org/doi/10.1126/sciadv.abd0288
3   https://www.science.org/doi/10.1126/sciadv.1700782
4   https://eur-lex.europa.eu/legal-content/EN/TXT/PDF/?uri=CELEX:32019L0904&from=EN#page=8
5   https://www.minderoo.org/plastic-waste-makers-index/findings/executive-summary/
6   https://www.nationalgeographic.com/science/article/plastic-trash-in-seas-will-nearly-triple-by-2040-if-nothing-done
7   https://www.pbs.org/newshour/science/bold-single-use-plastic-ban-kicks-europes-plastic-purge-into-high-gear
8   https://www.unep.org/resources/report/legal-limits-single-use-plastics-and-microplastics
9   https://www.unilever.com/news/press-releases/2019/unilever-announces-ambitious-new-commitments-for-a-waste-free-world.html
10 https://www.theguardian.com/environment/2021/jul/01/call-for-global-treaty-to-end-production-of-virgin-plastic-by-2040
11 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf
12 https://www.science.org/doi/full/10.1126/science.aba9475
13 https://www.bp.com/content/dam/bp/business-sites/en/global/corporate/pdfs/energy-economics/energy-outlook/bp-energy-outlook-2019.pdf#page=18
14 https://www.chemanager-online.com/en/news/dow-aiming-rebuild-plastics-portfolio

Dow was recently identified as the 2nd largest global producer of SUP-bound polymers, with 5.6 million metric tons produced in 2019, an estimated 60% of its total polymer production.[15] While Dow states a commitment "to stop the waste and close the loop," it fails to meaningfully address the potential for regulatory restrictions and/or significant disruption in demand for virgin plastic, both of which could result in stranded assets.[16,17]

Resolved: Shareholders request that Dow's Board issue an audited report addressing whether and how a significant reduction in virgin plastic demand, as set forth in *Breaking the Plastic Wave*'s System Change Scenario to reduce ocean plastic pollution, would affect the Company's financial position and assumptions underlying its financial statements. The report should be at reasonable cost and omit proprietary information.

Supporting Statement: Proponents recommend that, at the Board's discretion, the report include:

• Quantification (in tons and/or as a percentage of total) of the company's polymer production for SUP markets;

• A summary or list of the company's existing and planned investments that may be materially impacted by the SCS;

• Plans or goals to shift its business model from virgin to recycled plastics and utilize recycling technologies that are cost-effective, process and energy efficient, and environmentally sound.

Company's Statement and Recommendation

The Board recommends that you vote "AGAINST" this proposal.

While we agree that the Company should continue to focus on recycling and circularity, including the increased use of recycled plastics, the Board has considered this proposal and deems it unnecessary and not in the best interest of the Company or its stockholders given the Company's extensive investments in transforming waste into usable materials and closing the loop as part of a circular economy, all of which have already been disclosed and squarely address the intent of this proposal. In addition, single-use[18] plastics bans would not materially impact the Company, as noted below.

First, industry data demonstrates that Dow will NOT be materially impacted by contemplated plastics bans. The data clearly shows that single-use applications currently targeted by bans accounts for 3.5% or less of total plastics demand for those countries considering or adopting such bans.[19] Given that Dow's Packaging and Specialty Plastics business will only be partially impacted, and otherwise would not be disproportionately impacted by such bans, even if all the plastics bans under consideration were hypothetically to come into effect, the estimated result would be less than 2% of Dow's total sales based on 2022 revenue, and therefore, not material to the financial performance of the Company. Further, the materials identified as "single-use plastics" targeted by these bans do not include essential products in which Dow materials can be found, such as food packaging or medical supplies for example. Thus the proposed report will be of little value and a waste of resources given that its premise is entirely theoretical and the hypothetical impact is not material to Dow. Second, to the extent the scope of depth were to change, under Dow's existing reporting regime, any material impact to the Company based on a regulatory change or an otherwise sustained change to demand would require disclosure in the Company's periodic SEC reports.

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[15] https://www.minderoo.org/plastic-waste-makers-index/data/flows/#/sankey/global/10
[16] https://corporate.dow.com/documents/about/066-00338-01-2020-esg-report.pdf#AW_Dow%20ESG%20Report_2020_061821.indd%3AClimate%20Progress%3A886
[17] https://www.forbes.com/sites/scottcarpenter/2020/09/05/why-the-oil-industrys-400-billion-bet-on-plastics-could-backfire/?sh=6e099bd843fe
[18] Single-Use items such as disposable cutlery, drinking straws, retail carry-out bags, etc.
[19] Chemical Markets Analytics by OPIS, a Dow Jones Company.

“Single use” applications currently targeted by bans, accounts for less than 5% of total demand

CHEMICAL MARKET ANALYTICS
BY OPIS, A DOW JONES COMPANY


Global demand for volume plastics, 2022
PET 26%
PVC 13%
PS 3%
EPS 2%
HDPE 15%
LLDPE 11%
LDPE 6%
PP 24%

Source: Chemical Market Analytics by OPIS


Global demand for volume plastics, 2022
Consumer Goods 23%
Transportaion 10%
Medical / Personal Care 8%
Other 3%
Single use 3.5%
Construction / Infrastructure 18%
Packaging 35%
PS, 0.2%
PP, 0.7%
HDPE, 1.0%
LDPE, 0.5%
LLDPE, 1.1%

Source: Chemical Market Analytics by OPIS

- Other Includes wide range of durable and non-durable Industrial applications

Note: The Chemical Market Analytics information referenced herein (the “Dow Jones Materials”) are the copyrighted property of Dow Jones or its affiliates (“Dow Jones”) and represent data, research, opinions or viewpoints published by Dow Jones, and are not representations of fact. The Dow Jones Materials speak as of the original publication date thereof. The information and opinions expressed in the Dow Jones Materials are subject to change without notice and Dow Jones has no duty or responsibility to update the Dow Jones Materials. Moreover, while the Dow Jones Materials reproduced herein are from sources considered reliable, the accuracy and completeness thereof are not warranted, nor are the opinions and analyses upon which they are based. To the extent permitted by law, Dow Jones shall not be liable for any errors or omissions or any loss, damage or expense incurred by reliance on the Dow Jones Materials or resulting from any omission. No portion of the Dow Jones Materials may be reproduced, reused, or otherwise distributed in any form without the prior written consent of Dow Jones. Content reproduced or redistributed with Dow Jones’ permission must display all legal notices, disclaimers and attributions of authorship.

Moreover, addressing climate-related risks and opportunities is part of Dow’s overall climate strategy, which includes a phased approach to decarbonize while meeting growing demand for Dow’s products and contributing to a low-carbon future through continued investment in new products, technologies and processes. Through our Close the Loop target, we continue to innovate and work with our value chain to make progress towards enabling 100% of the packaging applications we sell into to be recyclable or reusable by 2035. By 2030, Dow will reduce its net annual carbon emissions by 5 million metric tons. This represents a 15% reduction from Dow’s 2020 levels, and a 30% reduction from the 2005 levels. By 2050, Dow intends to be carbon neutral (with respect to Scopes 2 and 3 plus product benefits). Furthermore, in October 2022, we announced we will accelerate the sustainability targets we set in 2020 by expanding our Stop the Waste target to a Transform the Waste target. By 2030, Dow will transform plastic waste and other forms of alternative feedstock to commercialize three million metric tons of circular and renewable solutions annually.

Dow’s Reporting on Sustainability & Recycling

Dow has a decades long history of comprehensive reporting on its sustainability performance, providing hundreds of pages of information about Dow’s sustainability strategy, commitments and progress eighteen out of the last nineteen years, and we have continued to advance the transparency of our goals and efforts to improve sustainability. Our annual INtersections report (the “Report”), which can be found on our website at www.dow.com/esg, contains specific discussions of our goals and progress with respect to reducing plastic waste and jumpstarting the circular economy. The Report also includes performance indicators in accordance with the GRI Standards Comprehensive option and SASB indicators.

Dow's Actions and Investments to Achieve a More Circular Economy

Further, transitioning to a circular economy model to address plastic waste requires joint effort and commitment. Through our leadership position in manufacturing and materials technology, we are actively advancing and supporting the development of the circular economy. Together with leading industry participants, we have invested in new product technology, value chain partnerships, business models and waste management infrastructure to discover and scale sustainable solutions that extend the useful life of materials and the resources that go into making them. Dow is taking action to address the reduction of single-use plastics and advance related sustainability measures by enabling products that are easier to recycle, advancing recycling technology for use in a broader array of products, and supporting improvements in plastic waste recovery. Notable actions include, among others:

- announced advanced recycling partnerships with Mura Technology to construct world-scale advanced recycling facilities in the U.S. and Europe with a total capacity of approximately 600,000 metric tons by 2030; as well as Gunvor Petroleum Rotterdam and New Hope Energy to purify and supply feedstocks derived from plastic waste, to be used to produce circular plastics;

- announced a new collaboration with Waste Management to improve residential plastic films recycling in the U.S and divert more than 120,000 metric tons of plastic film from landfills by 2025;

- launched the Closed Loop Circular Plastics Fund, managed by US-based circular plastic investment firm Closed Loop Partners, in partnership with LyondellBasell and Nova Chemicals, to invest in scalable recycling technologies, equipment upgrades and infrastructure solutions;

- invested in several companies to support the recovery of plastic waste and recycling efforts, including Circulate Capital's Ocean Fund — the first fund and incubator dedicated to preventing ocean plastic contamination; Mr. Green Africa, enabling diversion of 90,000 metric tons of plastic waste to be recovered and recycled into new applications over 4 years; and Valoregen to contribute to building the largest single hybrid recycling site in France, which will have capacity to process up to 70,000 metric tons of plastic waste per year;

- received AENOR certification for plastics recycling traceability and recycled content for Dow's post-consumer recycled-rich resins, REVOLOOP™, the first polyethylene compounds to receive such certification;

- received International Sustainability & Carbon Certification (ISCC) PLUS recognition at several of Dow's largest manufacturing facilities for their compliance with rigorous tracking of sustainable feedstocks use; and

- regular engagement with government stakeholders on sustainability measures through meetings with member and jurisdictional committee staff, including the United States Senate Environmental and Public Works Committee and House Energy and Commerce Committee.

Dow also maintains various leadership roles in industry associations that are focused on enabling and encouraging the responsible handling of plastic products after their intended use, including the following:

- continued commitment to Operation Clean Sweep, with annual reporting of incidents of any release of plastic from inside Dow facilities to outside of site boundaries that are greater than 0.5 kilograms per incident; and

- a founding member of the Alliance to End Plastic Waste, an initiative that uses the collective intelligence of the plastics value chain to identify and de-risk innovation solutions and develop scalable and replicable solutions to address gaps in the waste management system.

Plastics are an important material for the world's consumers and a vital part of our journey toward a zero-carbon future. Lightweight plastic provides growing populations around the world with greater access to fresh foods, safe drinking water, and medicines. It dramatically reduces food spoilage and waste — which is a significant contributor to carbon emissions globally. Plastics offer a lower total GHG contribution compared with most alternatives. In addition, in many applications, particularly those concentrated in food packaging, there are few alternatives to plastics today. In fact, plastics adoption in the near term can help decarbonization efforts in these areas, particularly in terms of food spoilage and energy efficiency, given their lower GHG footprint.[20]

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[20]   McKinsey & Company, *Climate impact of plastics* (July 2022).

Plastics also help make modern life possible. In any emergency room, kitchen, daycare center, shopping center, data center, or mode of transportation, there are abundant examples of life-enhancing plastic products. Medical equipment, hygienic products, building materials, mobile phones, computers, monitors, appliances, packaging, clothes, protective sporting gear, and many other applications provide countless benefits. Plastics even played a vital role in the COVID-19 pandemic response. For example, vaccines are delivered in disposable plastic syringes and ventilators and other medical equipment are made of plastic. Health care workers also depend on personal protective equipment made from hygienic, durable, and reliable plastics.

We are taking appropriate actions to address the issues raised in the proposal, including our comprehensive reporting of sustainability performance, regular review and oversight of sustainability policies and commitments by the Board and our Environment, Health, Safety & Technology Committee and our current and proposed actions to advance sustainability. As such, an audited report on reduction of single-use plastics as requested by the proposal is unnecessary and would consume time and resources that are best spent on executing the programs, processes and systems that are already in place to achieve practical and tangible solutions. For the reasons discussed above, the Company believes that the adoption of this proposal is not in the best interests of the Company or its stockholders.

Accordingly, the Board unanimously recommends that stockholders vote AGAINST this proposal.

Vote Required

This Agenda Item 5 must receive more FOR votes than AGAINST votes in order to be approved. Abstentions and broker non-votes will not be counted or have an effect on the outcome of this vote. Broker non-votes occur when a person holding shares through a bank or broker, meaning that their shares are held in a nominee name or beneficially through such bank or broker, does not provide instructions as to how to vote their shares and the bank or broker is not permitted to exercise voting discretion. Under NYSE rules, even though your bank or broker is not permitted to exercise voting discretion, it may vote on any other "routine" matter to be voted on at the 2023 Meeting.

The Board recommends that you vote "AGAINST" this proposal.

Appendix

SELECT FINANCIAL INFORMATION

Reconciliation of "Net income" to "Operating EBITDA"

In millions (Unaudited) Twelve months ended December 31	2022	2021	2020
Net income (GAAP)	**$4,640**	**$ 6,405**	**$1,294**
+ Provision for income taxes	1,450	1,740	777
Income before income taxes	**$6,090**	**$ 8,145**	**$2,071**
- Interest income	173	55	38
+ Interest expense and amortization of debt discount	662	731	827
- Significant items	(11)	(712)	145
Operating EBIT (non-GAAP)	**$6,590**	**$ 9,533**	**$2,715**
Depreciation and amortization	2,758	2,842	2,874
Operating EBITDA (non-GAAP)	**$9,348**	**$12,375**	**$5,589**

Reconciliation of "Cash provided by operating activities—continuing operations" to "Free Cash Flow" and "Cash Flow Conversion"

In millions (Unaudited) Twelve months ended December 31	2022	2021	2020
Cash provided by operating activities—continuing operations (GAAP)	**$ 7,486**	**$ 7,069**	**$ 6,252**
Capital expenditures	(1,823)	(1,501)	(1,252)
Free Cash Flow (non-GAAP) [1]	**$ 5,663**	**$ 5,568**	**$ 5,000**
Operating EBITDA (non-GAAP)	**$ 9,348**	**$12,375**	**$ 5,589**
Cash Flow Conversion (Operating EBITDA to cash flow from operations) (non-GAAP)[1]	80%	57%	112%

1 Free Cash Flow for the year ended December 31, 2021 reflects a $1 billion elective pension contribution.

Reconciliation of Operating Return on Capital (ROC)

In millions (Unaudited) Twelve months ended December 31	2022	2021	2020
Net income available for Dow Inc. common stockholders (GAAP)	**$ 4,582**	**$ 6,311**	**$ 1,225**
- Significant items, after tax	(22)	(459)	(8)
Operating Net Income Available for Dow Inc. Common Stockholders (non-GAAP)	**$ 4,604**	**$ 6,770**	**$ 1,233**
Net income attributable to noncontrolling interests	58	94	69
Gross interest expense	725	790	892
Imputed interest expense—operating leases	56	67	77
Tax on gross interest expense	(179)	(211)	(294)
Operating Net Operating Profit After Tax (non-GAAP)	**$ 5,264**	**$ 7,510**	**$ 1,977**
Average Total Capital (non-GAAP)	**$34,935**	**$33,481**	**$32,785**
Operating Return on Capital (non-GAAP)	15%	22%	6%

Reconciliation of Net Debt

In millions (Unaudited) Twelve months ended December 31	2022	2021	2020
Notes payable	$ 362	$ 161	$ 156
Long-term debt due within one year	362	231	460
Long-term debt	14,698	14,280	16,491
Gross debt (GAAP)	**$15,422**	**$14,672**	**$17,107**
- Cash and cash equivalents	3,886	2,988	5,104
- Marketable securities [1]	939	245	45
Net debt (non-GAAP)	**$10,597**	**$11,439**	**$11,958**

1   The Company's investments in marketable securities are included in "Other current assets" in the consolidated balance sheets.

Non-GAAP Financial Measures

This document includes financial information that does not conform to U.S. GAAP and is considered non-GAAP measures. Management uses these measures internally for planning, forecasting and evaluating the performance of the Company's segments, including allocating resources. Dow's management believes that these non-GAAP measures best reflect the ongoing performance of the Company during the periods presented and provide more relevant and meaningful information to investors as they provide insight with respect to ongoing operating results of the Company and a more useful comparison of year-over-year results. These non-GAAP measures supplement the Company's U.S. GAAP disclosures and should not be viewed as alternatives to U.S. GAAP measures of performance. Furthermore, such non-GAAP measures may not be consistent with similar measures provided or used by other companies. Non-GAAP measures included in this Proxy Statement are defined below.

Cash Flow Conversion is defined as "Cash provided by operating activities—continuing operations" divided by Operating EBITDA. Management believes Cash Flow Conversion is an important financial metric as it helps the Company determine how efficiently it is converting its earnings into cash flow.

Free Cash Flow is defined as "Cash provided by operating activities—continuing operations," less capital expenditures. Under this definition, Free Cash Flow represents the cash generated by the Company from operations after investing in its asset base. Free Cash Flow, combined with cash balances and other sources of liquidity, represent the cash available to fund obligations and provide returns to shareholders. Free Cash Flow is an integral financial measure used in the Company's financial planning process.

Net Debt is defined as total gross debt minus "Cash and cash equivalents" and "Marketable securities." The Company believes Net Debt is the best representation of its financial leverage at this point in time.

Operating EBIT is defined as earnings (i.e., "Income before income taxes") before interest, excluding the impact of significant items.

Operating EBITDA is defined as earnings (i.e., "Income before income taxes") before interest, depreciation and amortization, excluding the impact of significant items.

Operating Net Income is defined as net income, excluding the after-tax impact of significant items.

Operating ROC is defined as net operating profit after tax (excluding significant items) divided by total average capital, also referred to as ROIC. Operating ROC measures how effectively a company has utilized the money invested in its operations. Net operating profit after tax (excluding significant items) is a net income measure the Company uses in presentations to investors that excludes net income attributable to noncontrolling interests, and interest expense, exclusive of the significant items.

Industry Peer Group

To assess the diversity of Dow's leadership team, we examined the executive leadership teams of industry peers and the Compensation Peer Group to determine the percentage of female and U.S. ethnic minority representatives.

"Industry peers" refers to: Arkema SA, Borealis Exploration Ltd, Celanese Corporation, Chevron Phillips, Covestro AG, Eastman Chemical Co., Exxon Chemicals, Huntsman Corporation, LyondellBasell Industries N.V., Shin-Etsu Chemical Co. Ltd., and Wacker Chemie AG.



Dow Inc.

2023 Annual Meeting of Stockholders

Thursday, April 13, 2023

8:00 AM Eastern Time

http://www.virtualshareholdermeeting.com/DOW2023



Form No. 161-00878